Exhibit 96.4

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
In accordance with the requirements of SEC Regulation S-K (subpart 1300)

EFFECTIVE DATE: DECEMBER 31, 2021
REPORT DATE: FEBRUARY 18, 2022

PEABODY ENERGY CORPORATION
701 Market Street, Saint Louis, Missouri 63101

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CMJV MINES                            TECHNICAL REPORT SUMMARY
SIGNATURE PAGE

Title:
Technical Report Summary - Coppabella-Moorvale Joint Venture (CMJV), S-K1300
Peabody Energy Corporation (BTU)

Effective Date of Report:
December 31, 2021

Project Location:

The Coppabella Moorvale Joint Venture (CMJV) controls multiple tenements authorizing exploration and extraction of coal approximately 100-130 kilometres (60-80 miles) southwest of Mackay in Queensland, AUSTRALIA. These include 2 operating mines and a project under construction as well as several exploration plays in various states of development. This report documents the Resources and Reserves supporting the Coppabella and Moorvale coal mines and the Moorvale South project which has commenced development. Additional Resources held by the CMJV under surrounding exploration and other tenements are not documented here. Peabody Energy holds the majority interest of 73.3% in the CMJV and performs the operational management of the coal mining and exploration assets.

Qualified Person(s) Preparers:

Peabody Energy Corporation

_/s/ James Lawell and Duwayne Rossouw____________
Geology (Prepared Sections:1,2,3,4,5,6,7,8,9,10,11,21,22,23,24,25)

__/s/ Brian Neilsen _________________________
Mining Engineering (Prepared Sections: 1,2,3,4,5,12,13,14,15,16,17,18,19,20,21,22,23,24,25)

Signature Date:
February 18, 2022

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TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Table of Contents

1. EXECUTIVE SUMMARY	1
1.1. Disclaimer	1
1.2. Property Description	1
1.3. Geology and Mineralization	3
1.4. Exploration	4
1.5. Development and Operations	5
1.6. Coal Resource and Reserve Estimates	5
1.7. Economic Analysis	8
1.8. Conclusion	8
1.9. Recommendations	9
1.9.1. Geology and Resources	9
1.9.2. Mining Processing and Reserves	9
1.9.3. Environmental, Permitting and Social Considerations	9
1.9.4. Economic Analysis	9
2. INTRODUCTION	10
2.1. Introduction	10
2.2. Terms of Reference	10
2.3. Sources of Information and References	10
2.4. Involvement of Qualified Persons	11
3. PROPERTY DESCRIPTION	12
3.1. Location	12
3.2. Property Rights	12
3.3. Comments from Qualified Person(s)	22
4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES	23
4.1. Physiography	23
4.2. Access	23
4.3. Climate	23
4.4. Available Infrastructure	23
4.5. Comments from Qualified Person(s)	24
5. HISTORY	25
5.1. Prior Ownership	25
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TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

5.2. Exploration, Development, and Production History	25
6. GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT	27
6.1. Geological Setting	27
6.1.1. Regional Geology	27
6.1.2. Local Geology	30
6.2. Hydrology Setting	36
6.2.1. Regional Hydrology	36
6.2.2. Local Hydrology	38
6.3. Mineralization and Deposit Type	40
6.4. Comments from Qualified Person(s)	41
7. EXPLORATION	42
7.1. Coordinate System	42
7.2. Geological Structure Mapping and Quality Sampling	42
7.3. Drilling	45
7.3.1. Recovery	49
7.3.2. Drill Hole Surveys	50
7.4. Geotechnical Data	50
7.5. Hydrogeology	52
7.6. Coal Seam Gas Testing	52
7.7. Comments from Qualified Person(s)	53
8. SAMPLE PREPARATION, ANALYSES AND SECURITY	54
8.1. Sampling Method	54
8.1.1. Sampling for Coal Quality	54
8.1.2. Sampling from Production	56
8.1.3. Sampling for Rock Mechanics	57
8.1.4. Sampling for Overburden	57
8.2. Laboratory Analyses	57
8.2.1. Coal Quality Analysis	57
8.2.2. Rock Mechanics Test	64
8.2.3. Overburden Material Test	64
8.2.4. Density Determination	64
8.2.5. Analytical Laboratories	64
8.3. Sample Security	64
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TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

8.4. Comments from Qualified Person(s)	65
9. DATA VERIFICATION	66
9.1. Data Verification Procedures	66
9.2. Limitations	67
9.3. Comments from Competent Person(s)	67
10. COAL PROCESSING AND QUALITY TESTING	68
10.1. Coal Processing and Analytical Procedures	68
10.2. Analytical Laboratories	71
10.3. Recovery Estimates	71
10.4. Comments from Qualified Person(s)	71
11. COAL RESOURCE ESTIMATES	72
11.1. Introduction	72
11.2. Geologic Model and Interpretation	72
11.3. Resource Classification	74
11.4. Coal Resource Estimates	83
11.5. Coal Resource Statement	84
11.6. Comments from Qualified Person(s)	85
12. COAL RESERVE ESTIMATES	86
12.1. Introduction	86
12.2. Coal Reserves Estimates	86
12.2.1. Reserve Classification	86
12.2.2. Mining Loss and Dilution	88
12.2.3. Coal Product Quality	88
12.2.4. Reporting	88
12.3. Coal Reserves Statement	88
12.4. Comments from Qualified Person(s)	93
13. MINING METHODS	94
13.1. Introduction	94
13.2. Mine Design	94
13.2.1. Geotechnical Considerations	94
13.2.2. Hydrological Considerations	97
13.3. Mine Plan	99
13.3.1. Mining Process	99
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TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

13.3.2. Production Schedule	100
13.4. Mining Equipment and Workforce	105
14. PROCESSING AND RECOVERY METHODS	107
14.1. Introduction	107
14.2. Coal Handling and Processing Plants	107
14.3. Plant Yield	111
14.4. Energy, Water, Process Material, Personnel Requirements	111
15. INFRASTRUCTURE	112
16. MARKET STUDIES	118
16.1. Introduction	118
16.2. Product and Market	118
16.3. Market Outlook	118
16.4. Material Contracts	119
17. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	120
17.1. Environment Studies	120
17.2. Permitting	120
17.3. Social and Community Impact	120
17.4. Mine Reclamation and Closure	121
17.5. Comments from Qualified Person(s)	122
18. CAPITAL AND OPERATING COSTS	123
18.1. Introduction	123
18.2. Operating Costs	123
18.3. Capital Expenditures	124
19. ECONOMIC ANALYSIS	124
19.1. Macro Economic Assumptions	125
19.2. Cash Flow Model	125
19.3. Sensitivity Analysis	126
20. ADJACENT PROPERTIES	128
21. OTHER RELEVANT DATA AND INFORMATION	129
22. INTERPRETATION AND CONCLUSIONS	130
22.1. Geology and Resources	130
22.2. Mining and Reserves	130
22.3. Environmental, Permitting and Social Considerations	130
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TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

22.4. Economic Analysis	131
23. RECOMMENDATIONS	132
23.1. Geology and Resources	132
23.2. Mining Processing and Reserves	132
23.3. Environmental, Permitting and Social Considerations	132
23.4. Economic Analysis	132
24. REFERENCES	134
25. RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	135

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TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Figures

Figure 1. Location Map	2
Figure 2. CMJV Tenements	3
Figure 3. Access Map	12
Figure 4. Coal Control Property Map	14
Figure 5. Coal Control Property Map – Coppabella	16
Figure 6. Coal Control Property Map - Moorvale	17
Figure 7. Coal Control Property Map – Moorvale South	18
Figure 8. Landholder Details	19
Figure 9. Overlapping and Adjacent Petroleum Tenements	21
Figure 10. Qld Govt Royalty Rates	22
Figure 11. Coppabella Mining Leases with historic extent of EPC531 and EPC646 and royalty area shaded	22
Figure 12. Historic Production	26
Figure 13. Bowen Basin Coal Seam Stratigraphy	28
Figure 14. Regional Geological Setting	29
Figure 15. Intrusive sills and dykes in east pit Coppabella mine	31
Figure 16. Coppabella Geology	31
Figure 17. Coppabella Seam Schematic	32
Figure 18. Moorvale Geology	33
Figure 19. Moorvale Seam Schematic	34
Figure 20. Moorvale South Seam Schematic	35
Figure 21. Moorvale South Geology	35
Figure 22. CMJV Mining Leases in Fitzroy River Basin	36
Figure 23. Localised Seepage from the base of the Tertiary material - Coppabella	37
Figure 24. Localised Seepage from fractured Permian Overburden - Coppabella	37
Figure 25. Conceptual Groundwater Model	38
Figure 26. Local Watercourses	39
Figure 27. Coppabella Geological Cross Section	40
Figure 28. Moorvale Geological Cross Section	41
Figure 29. Moorvale South Geological Cross Section	41
Figure 30. Exploration Activity Overview Map	47
Figure 31. Exploration Activity Coppabella	48
Figure 32. Exploration Activity Moorvale	48
Figure 33. Exploration Activity Moorvale South	49
Figure 34. Schematic of no sampling core loss	54
Figure 35. Quality sampling example around intrusion	55
Figure 36. Example of sample ticket and bag information (from non-CMJV Peabody project)	56
Figure 37. Example of sample advice sheet	56
Figure 38. Coppabella Borecore Treatment Procedure COP_SC_20140305	58
Figure 39. Moorvale Borecore Treatment Procedure MV_SC_20150731	59
Figure 40. Moorvale Borecore Treatment Procedure MVL_SC_20140319	60
Figure 41. Moorvale South Pre-treatment (LD Core Procedure 01)	61
Figure 42. Moorvale South Borecore Treatment Procedure MVS_SC_20190916	62
Figure 43. Coppabella Mine Resource Classifications - Leichardt Upper	78
Figure 44. Coppabella Mine Resource Classifications - Leichardt Lower	78
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TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Figure 45. Moorvale Mine Resource Classifications	79
Figure 46. Moorvale South resource classifications – Leichardt Lower 2	80
Figure 47. Moorvale South resource classifications – Leichardt Lower 3	81
Figure 48. Moorvale South resource classifications - Vermont Upper	82
Figure 49. Coppabella Leichardt Lower Seam Reserve Classification	91
Figure 50. Coppabella Leichardt Upper Seam Reserve Classification	91
Figure 51. Moorvale Reserve Classification	92
Figure 52. Moorvale South LL2 (left) and LL3 (right) Seam Reserve Classification	92
Figure 53. Moorvale South VU (left) and VL1 (right) Seam Reserve Classification	93
Figure 54. Typical Excavation Slope Design - Coppabella Mine	94
Figure 55. Typical Excavation Slope Design – Moorvale South	95
Figure 56. Typical Dump Slope Design - Coppabella Mine	96
Figure 57. Typical Dump Slope Design - Moorvale Mine	96
Figure 58. Coppabella Water Management Schematic	98
Figure 59. Moorvale Water Management Schematic	98
Figure 60. Moorvale South Water Management Schematic	99
Figure 61. CMJV Reserves Plan Prime Waste Schedule Results	100
Figure 62. CMJV Reserves Plan ROM Coal Schedule Results	101
Figure 63. CMJV Reserves Plan Product Coal Schedule Results	101
Figure 64. Coppabella Reserves Mining Sequence	102
Figure 65. Moorvale Reserves Mining Sequence	103
Figure 66. Moorvale South Reserves Mining Sequence	104
Figure 67. Coppabella Coal Handling and Loading Facilities Flowsheet.	109
Figure 68. Moorvale Coal Handling and Loading Facilities Flowsheet.	110
Figure 69. Coppabella Site Facilities	112
Figure 70. Moorvale Site Facilities	113
Figure 71. Proposed Moorvale South Mining Infrastructure Area (MIA) Layout	114
Figure 72. Coppabella Explosives Facility (on-lease)	115
Figure 73. Moorvale Explosives facility (off lease)	116
Figure 74. Terowie Village Location	117
Figure 75. Operating Cost Profile - Coppabella	123
Figure 76. Operating Cost Profile - Moorvale (inc Mvl Sth)	124
Figure 77. CMJV Capital Spend Profile	124
Figure 78. Projected Coal Prices compared to Broker Consensus	125
Figure 79. Adjacent Mining Tenements	128
Figure 80. Drilling Component of Proposed Forward Work Program at Coppabella mine(LCU resource classifications underlaid)	132

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TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Tables

Table 1. CMJV Leases subject to this report	1
Table 2. Total insitu coal resources on CMJV operations tenements in Million tonnes. Quality basis is air dried	6
Table 3. CMJV Run of Mine (ROM) Reserves	7
Table 4. CMJV Marketable Reserves	8
Table 5. Tenement Details	13
Table 6. Overlapping Land Ownership Details	20
Table 7. Drilling Statistics	45
Table 8. Moorvale South rock mass properties	50
Table 9. Coppabella & Moorvale rock mass properties	51
Table 10 - Relevant Laboratory Standards	64
Table 11. Average Seam Raw Coal Quality for Coppabella deposit (air-dried basis)	69
Table 12. Average Seam Raw Coal Quality for Moorvale deposit (air-dried basis)	69
Table 13. Average Seam Raw Coal Quality for Moorvale South deposit (air-dried basis)	70
Table 14. CMJV Simulated Ash and Yield at Cumulative Float 1.60 rd	70
Table 15. Coppabella modelled coal qualities	73
Table 16. Moorvale modelled coal qualities	74
Table 17. Moorvale South modelled coal qualities	74
Table 18. Radii (m) of influence from Points of Observation derived from Geostatistics	76
Table 19. Degree of Uncertainty	77
Table 20. Coal Resources in Million tonnes at 100% basis (Exclusive of Reserves)	84
Table 21. Qld Govt Royalty Rates	87
Table 22. Mining Model Assumptions	88
Table 23. Run of Mine (ROM) Reserves Summary	89
Table 24. Marketable Reserves Summary	90
Table 25. Slope Design specifications for excavations at Coppabella Mine	95
Table 26. Slope Design specifications for excavations at Moorvale Mine	95
Table 27. Dump Slope Design specifications for Coppabella Mine	96
Table 28. Dump Slope Design specifications for Moorvale Mine	97
Table 29. Mining Equipment	106
Table 30. Asset Retirement Obligation Cost Summary	121
Table 31. Coppabella LOM Projected Cashflow	126
Table 32. Moorvale LOM Projected Cashflow	126
Table 33. Coppabella Value Metrics	126
Table 34. Moorvale Value Metrics	126
Table 35. Coppabella Financial Model Sensitivity	127
Table 36. Moorvale Financial Model Sensitivity	127

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TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
1.    EXECUTIVE SUMMARY

1.1.    Disclaimer
This Technical Report Summary for the Coppabella Moorvale Joint Venture (CMJV) coal mines has been prepared by a team of qualified persons (QP) on staff at Peabody Energy. The purpose of this statement is to provide a report of the Coal Resources and Reserves supporting the existing and proposed coal mines held by the CMJV in accordance with SK-1300. All information within this report has been prepared based on present knowledge and assumptions.
1.2.    Property Description
The CMJV controls multiple mining and exploration tenements in the northeast of the Bowen Basin, approximately 100-140 kilometres south-west of the city of Mackay in Central Queensland, AUSTRALIA (Figure 1).

The most developed of these include the tenements listed in Table 1 authorizing the operating Coppabella and Moorvale coal mines and development of a third coal mine, Moorvale South. For the purposes of this report, CMJV is defined by this group of tenements. The operations target the Rangal Coal Measures producing PCI and coking coal (with minor quantities of thermal by-product) for the export market.

Mine	Tenement Number	Tenement Name	Date Granted	Expiry Date	Area (Ha)	Purpose	Interest
Coppabella	ML 70161	Johnson	14/05/1998	31/05/2040	989	Coal	CMJV
Coppabella	ML 70163	Johnson Extended	14/05/1998	31/05/2040	41.02	Coal	CMJV
Coppabella	ML 70164	Johnson Extended No. 2	13/08/1998	31/05/2040	1774	Coal	CMJV
Coppabella	ML 70236	Coppabella East	18/04/2002	30/04/2023	581.7	Coal	CMJV
Coppabella	ML 70237	Coppabella South	31/01/2002	31/01/2023	348.7	Coal	CMJV
Coppabella	ML 70384	Johnson Extended No. 3	25/11/2014	30/11/2035	46.52	Coal	CMJV
Coppabella	ML 70385	Johnson Extended No. 4	25/11/2014	30/11/2035	45.25	Coal	CMJV
Coppabella	ML 70386	Johnson Extended No. 5	25/11/2014	30/11/2035	43.91	Coal	CMJV
Coppabella	ML 70387	Johnson Extended No. 6	25/11/2014	30/11/2035	42.56	Coal	CMJV
Moorvale	ML 70290	Moorvale A	5/12/2002	31/12/2023	3473	Coal	CMJV
Moorvale	ML 70291	Moorvale B	5/12/2002	31/12/2023	365.7	Coal	CMJV
Moorvale	ML 70319	Moorvale C	1/11/2007	30/11/2028	534.2	Coal	CMJV
Moorvale South	ML 70354	Olive Downs A	2/04/2009	30/04/2030	1631.6	Coal	CMJV
Moorvale South	ML 70355	Olive Downs B	2/04/2009	30/04/2030	107.2	Infrastructure	CMJV
Moorvale South	MDL 3034	Moorvale South	14/02/2019	29/02/2024	3435	Coal	CMJV
Total					13459
Table 1. CMJV Leases subject to this report
The CMJV operates under tenure issued by the State Government of Queensland. Tenement holders are bound by the Mineral Resources Act 1989 and the Mineral Resources Regulation 2013 which define the laws pertaining to coal exploration and mining in Queensland. Peabody Energy Australia Pty Ltd is the authorized holder representative (AHR) for these tenements and Peabody Coppabella Pty Ltd is the authorized tenement holder. The CMJV coal mining

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
operations are managed by Peabody Energy Australia PCI Pty Ltd (PEA PCI) on behalf of the CMJV which is structured as follows;
•Peabody Coppabella Pty Ltd         73.3%
•CITIC Australia Coppabella Pty Ltd            14.0%
•Winchester Coal Operations Pty Ltd             7.0%
•KC Resources Pty Ltd                3.7%
•NS Coal Pty Ltd                    2.0%

Figure 1. Location Map

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 2. CMJV Tenements
The CMJV properties currently have all required permits to produce the coal products described as Reserves in this summary document. Mining Lease Renewals are necessary over some tenements, but these are expected to be granted as required.

Recently introduced legislation in the State of Queensland requires the preparation of Progressive Rehabilitation and Closure Plans (PRC Plans). These are required to be completed at each of the sites over the next few years. As the CMJV operations are covered by transitional arrangements within the legislation, there are currently no significant risks perceived by the Qualified Person that would impact on the plans that have been developed.
1.3.    Geology and Mineralization
The CMJV coal reserves lie along the eastern limb of the Nebo Synclinorium in the north of the Permo-Triassic Bowen Basin. The target coal seams are the Late-Permian Rangal Coal Measures (RCM) which are mined at numerous locations in the Nebo Synclinorium including immediately along strike and up-dip of the CMJV tenements at the Daunia, Carborough Downs, and South Walker Creek mines. The interpreted regional geology of the central Nebo Synclinorium is presented in Figure 14.
The seams of the Rangal Coal Measures (RCM) formed in an alluvial setting at the very end of the Permian ~250 Ma. The coal seams show dulling upwards trends where the percentage of inertinite over vitrinite is higher towards the top of the seams. The seams are divided into plies and working sections that enable selective mining where the seam properties vary significantly

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
from base to top. The overlying Triassic Rewan Group sandstones, siltstones and mudstones are devoid of coal.
Regional naming conventions divide the RCM coal into 3 main seam groups; the Phillips Seam, the Leichhardt Seam and the Vermont Upper Seam. The Vermont Lower Seam is part of the underlying Fort Cooper Coal Measures (FCCM) which are separated from the RCM by the regionally extensive Yarrabee Tuff Bed (YT). The Vermont Lower and Vermont Upper are commonly found together as a single seam with a half meter parting of tuff (the Vermont Seam). Historical interpretations have led to some naming differences between regions of the Nebo Synclinorium with the result that seams and plies with the same name may not be directly equivalent between mines.
In the Moorvale and Coppabella mines, the Phillips and Leichhardt plies of the RCM are coalesced to form a single seam up to 10 m thick. Splitting of the seam occurs along the margins of the mining areas and historically, some of these splits have been mined. Splitting is more pronounced at Moorvale South where the Leichhardt plies form 2 main seams instead of one. The Vermont plies are not targeted in the Coppabella and Moorvale mines, but resources have been defined at Moorvale South where this seam is expected to contribute to the overall production from this mine. The resources and reserves reported here are derived from the Philips, Leichardt, and Vermont seams.
Folding and faulting during the late Triassic formed a series of synclines and thrust blocks that together form the north-northwest trending keel shaped Nebo Synclinorium. Deformation is strongest in the east where subsidiary folding has formed the Carborough and Coxendean synclines along the eastern basin margin. The coal measures are further disrupted by Cretaceous granitic intrusions, particularly the Bundarra Granodiorite which forms a dome around which the coal measures outcrop. The Coppabella and Moorvale mines are located along this eastern outcrop line where the coal seams dip to the northeast into the syncline keel. The Moorvale South deposit lies across the thinned northern neck of the Coxendean Syncline where several regional scale thrusts and secondary granitic intrusions have modified the overall structure of the synclinorium.
Relaxation during the Tertiary created numerous normal faults with a predominantly northeast strike. Basaltic intrusions form dykes, sills and plugs along these fault systems. Heat affected and coked coal are generally localised around these intrusions which can be common in areas such as Coppabella east pit, and areas of Moorvale South.
The coal would be classified as Low Volatile Bituminous coal (ASTM).
1.4.    Exploration
Exploration for coal commenced in the Coppabella region in 1964 and has since led to the establishment of several world class mines producing hard coking coal (Hail Creek) and PCI coal (Coppabella, South Walker Creek) with thermal coal as a minor by product.
The precursor tenements to the CMJV mine leases were amalgamated under various consortiums headed by Macarthur Coal Pty Ltd by the late 1990’s. Macarthur Coal established the size and geometry of the deposits through 2D seismic and drilling until being acquired by Peabody in 2012 in an essentially seamless transition. Since then, additional drilling and seismic have been acquired by Arrow Energy and Peabody totaling 4793 holes, 43.5 km of 2D seismic, 5.9km² of 3D seismic over the CMJV tenements. All drilling and seismic activities have been conducted to the standards within the Bowen Basin coal exploration industry and, except where otherwise noted, are considered of acceptable quality for inclusion in resource estimation.
Rotary or chip drilling has been used to establish the depth of coal seams on the tenement package and selected holes were then twinned with standard HQ-sized (61 mm) partly cored holes. There are 3544 chip holes, 1240 partially cored holes, and 9 fully cored holes within the resource area in the CMJV deposits. The drilling data is managed in the Peabody proprietary database called GeoCORE which stores data from Peabody projects on a global basis.
All drill holes were down hole geophysically logged and the results used for lithological validation purposes and subsequent correction of coal seam roof and floor depths. Additional drill hole and coal quality data has been obtained from adjacent tenements through data sharing arrangements with neighbouring coal miners and overlapping coal seam gas explorers. The

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
data provides additional confidence to the overall geological structural setting and coal quality trends.
Coal quality is ascertained through submission of bore core samples to National Association of Testing Authorities, Australia (NATA) registered laboratories following the appropriate Australian Standards for coal testing.
Geological exploration activities continue to be undertaken to provide input to detailed mine planning and engineering studies to refine the understanding of geological structures and coal quality.
1.5.    Development and Operations
The CMJV currently produces export quality, low-volatile PCI coal at a rate of ~2.9-3.4Mtpa from the Coppabella coal mine and ~1.0-1.5 Mtpa from the Moorvale coal mine. Coal is mined from the Rangals Coal Measures.
LV-PCI coal is produced at Coppabella through conventional strip mining, using a dragline with truck and shovel fleets for pre-stripping operations. The average coal seam thickness at Coppabella is ~10.5 metres. Coppabella has Run-of-Mine (ROM) capacity of up to 5 million tonnes of coal per annum (100 percent basis), with coal processing carried out through a 770 tph coal handling and preparation plant (CHPP)
LV-PCI coal, Weak Coking coal and Thermal coal are produced at Moorvale, where the average resource thickness is 10 metres and mining operations are undertaken using trucks and excavators. Moorvale Mine has the capacity to process ~4 million tonnes of ROM coal per annum (100 percent basis) with coal processing carried out through a 600 tph CHPP.
The Moorvale South Project is currently under development. When commissioned, this project is expected to generate ~1-1.5Mtpa of Semi-Hard Coking and PCI Coal. ROM Coal from Moorvale South will be processed through the Moorvale CHPP.
Coal is railed to the Dalrymple Bay Coal Terminal, south of Mackay, then exported to customers in North Asia, China, Brazil and Europe.
1.6.    Coal Resource and Reserve Estimates
Coal resources and reserves have been estimated for the relevant CMJV properties based on the potential for extraction by open cut and underground methods. The open cut resources have been determined using an internal Pit Optimisation process, with underground resources limited to a depth of cover less than 500 m depth at Coppabella and Moorvale South, undergrounds resources are limited to a depth of cover less than 300m at Moorvale mine. The resources are contained within the Philips, Leichhardt, and Vermont seams of the Rangal Coal Measures (RCM).
The resources are limited by the tenement boundaries. Seams with thickness less than 0.3m thickness or full seam ash greater than 50% (adb) are also excluded. In-situ density was estimated at an assumed 6% insitu moisture for Coppabella and Moorvale South, and 5.7% insitu moisture for Moorvale using the Preston-Sanders formula to adjust the air-dried density determined in the laboratory to what is expected in the ground. The resource estimates are on an in-situ basis and do not account for dilution or loss during mining.
The CMJV tenements stipulated in Table 1 contain 231.3 million tonnes.
The area covered by these estimates is displayed in Figure 43 to Figure 48 .

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Deposit	Seam	Measured					Indicated					Inferred					Total				
		Insitu Tonnes (millions)	%Ash (a.d.)	%VM (a.d.)	%Phos (a.d.)	CSN	Insitu Tonnes (millions)	%Ash (a.d.)	%VM (a.d.)	%Phos (a.d.)	CSN	Insitu Tonnes (millions)	%Ash (a.d.)	%VM (a.d.)	%Phos (a.d.)	CSN	Insitu Tonnes (millions)	%Ash (a.d.)	%VM (a.d.)	%Phos (a.d.)	CSN
Coppabella	Leichardt Uppers	1.9	22.1	12.2	0.117		4.7	22.6	10.4	0.111		23.0	19.9	10.8	0.092		29.6	20.5	10.8	0.097	
	Leichardt Lowers	14.2	15.0	13.2	0.114		54.7	13.6	13.0	0.092		67.3	14.0	12.8	0.086		136.2	14.0	12.9	0.092	
Coppabella	***All seams***	*16.1*	*15.8*	*13.1*	*0.114*		*59.4*	*14.3*	*12.8*	*0.094*		*90.3*	*15.5*	*12.3*	*0.088*		*165.8*	*15.2*	*12.5*	*0.093*	
Moorvale	Philips	4.0	16.5	17.1	0.106	2	1.8	16.3	17.1	0.129	3	-					5.8	16.4	17.1	0.113	2
	Leichardt Uppers	3.7	22.0	16.1	0.117	1	1.7	20.4	15.8	0.114	1	-					5.4	21.5	16.0	0.116	1
	Leichardt Lowers	14.9	17.9	16.8	0.112	2	13.4	16.9	16.7	0.103	2	6.5	15.9	16.7	0.085	2	34.8	17.1	16.7	0.103	2
Moorvale	***All seams***	*22.6*	*18.3*	*16.7*	*0.112*	*2*	*16.9*	*17.2*	*16.7*	*0.107*	*2*	*6.5*	*15.9*	*16.7*	*0.085*	*2*	*46.0*	*17.5*	*16.7*	*0.106*	*2*
Moorvale South ML	Leichardt Lower 2	2.8	16.5	18.5		2	0.2	13.5	18.1		2	0.2	19.7	19.3		3	3.2	16.5	18.5		2
	Leichardt Lower 3	0.9	26.6	18.0		4	-					0.2	28.5	18.2		6	1.0	27.0	18.0		4
	Vermont Upper	0.5	13.3	18.6		5	0.4	15.9	15.5		3	0.6	14.5	16.4		3	1.2	14.3	17.1		4
Moorvale South ML	***All seams***	*4.2*	*18.3*	*18.4*	*-*	*3*	*0.6*	*15.1*	*16.4*	*-*	*3*	*1.0*	*18.3*	*17.3*	*-*	*4*	*5.4*	*18.0*	*18.1*	*-*	*3*
Moorvale South MDL	Leichardt Lower 2	-					5.7	19.7	18.4		1	3.9	17.1	17.6		2	9.6	18.6	18.1		2
	Leichardt Lower 3	-					0.7	17.1	19.3		7	0.6	21.7	17.8		6	1.3	19.3	18.6		6
	Vermont Upper	-					1.7	14.7	18.3		5	1.4	13.0	18.1		4	3.2	13.9	18.3		4
Moorvale South MDL	***All seams***	*-*	*-*	*-*	*-*	*-*	*8.1*	*18.4*	*18.5*	*-*	*2*	*5.9*	*16.6*	*17.7*	*-*	*3*	*14.1*	*17.6*	*18.2*	*-*	*3*
CMJV Total		**42.9**					**85.0**					**103.7**					**231.3**

Table 2. Total insitu coal resources on CMJV operations tenements in Million tonnes. Quality basis is air dried
*Raw phosphorous not modelled for Moorvale South ML & MDL, raw CSN not modelled for Coppabella

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Estimated Reserves for the CMJV are shown in Table 3 and Table 4 at both Run of Mine (ROM) and Marketable reference points respectively.

Site	Run of Mine Reserves	Quantity (Mtonnes) @100%	Quantity (Mtonnes) @73.3% Peabody Share	Ash (% arb)	As - Received Moisture (%)	Inherent Moisture (%)
Coppabella	Proven Coal Reserves	12.8	9.4	17.0	7.0	1.6
	Probable Coal Reserves	7.1	5.2	20.6	7.0	2.0
	Site Sub-Total	19.9	14.6	18.3	7.0	1.7
Moorvale	Proven Coal Reserves	2.5	1.9	20.4	6.1	1.6
	Probable Coal Reserves	0.0	0.0	-	-	-
	Site Sub-Total	2.5	1.9	20.4	6.1	1.6
Moorvale South	Proven Coal Reserves	6.6	4.8	21.6	7.0	1.5
	Probable Coal Reserves	3.9	2.9	18.4	7.0	1.4
	Site Sub-Total	10.5	7.7	20.4	7.0	1.5
CMJV TOTAL	Proven Coal Reserves	21.9	16.1	18.8	6.9	1.6
	Probable Coal Reserves	11.0	8.1	19.8	7.0	1.8
	TOTAL	32.9	24.1	19.1	6.9	1.6
Table 3. CMJV Run of Mine (ROM) Reserves

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Site	Marketable Reserves	Quantity (Mtonnes)	Quantity (Mtonnes) @73.3% Peabody Share	Ash (% adb)	Phos (% adb)	Sulphur (% adb)	Volatile Matter (% adb)	As - Received Moisture (%)
Coppabella	Proven Coal Reserves	10.4	7.6	8.9	0.072	0.22	10.3	9.0
	Probable Coal Reserves	4.9	3.6	9.4	0.071	0.19	8.6	9.0
	Site Sub-Total	15.3	11.2	9.1	0.072	0.21	9.8	9.0
Moorvale	Proven Coal Reserves	2.0	1.4	11.8	0.121	0.28	16.2	9.5
	Probable Coal Reserves	0.0	0.0	-	-	-	-	-
	Site Sub-Total	2.0	1.4	11.8	0.121	0.28	16.2	9.5
Moorvale South	Proven Coal Reserves	4.4	3.3	11.0	0.059	0.41	18.4	9.0
	Probable Coal Reserves	2.8	2.0	9.7	0.062	0.39	17.4	9.0
	Site Sub-Total	7.2	5.3	10.5	0.060	0.40	18.0	9.0
CMJV TOTAL	Proven Coal Reserves	16.8	12.3	9.8	0.074	0.28	13.1	9.1
	Probable Coal Reserves	7.7	5.6	9.5	0.068	0.26	11.8	9.0
	TOTAL	24.4	17.9	9.7	0.072	0.27	12.7	9.0
Table 4. CMJV Marketable Reserves
1.7.    Economic Analysis
The coal reserve estimates are supported by the Life of Mine (LOM) plans that have been prepared to be compliant with the requirements of Regulation S-K 1300.
These plans mine the defined Reserves within a 7 year period, during which time the combined operations are projected to produce ~24.4 million tonnes of product with a total cost of $3,340 million and a capital expenditure of $108 million. The LOM plan will produce $450 million in positive total cash flow and ~$358 million Net Present Value (NPV).
1.8.    Conclusion
The CMJV operations include 2 operating coal mines producing ~4-4.5Mtpa of high-quality export PCI coal and a development project scheduled to produce ~1.0-1.5Mtpa of Semi-Hard Coking or PCI coal by the end of 2022.
The data has been determined by the Qualified Persons to be adequate in quantity and reliability to support the coal resource estimates in this Technical Report Summary.
The ability of Peabody, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors primarily include site-specific geological conditions, the capabilities of management and mine personnel, level of success in acquiring reserves and surface properties, coal sales prices and market conditions, environmental issues, securing permits and bonds, and developing and operating mines in a safe and efficient manner. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company.
Coal mining is carried out in an environment where not all events are predictable. While an effective management team can identify known risks and take measures to manage and/or mitigate these risks, there is still the possibility of unexpected and unpredictable events

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
occurring. It is not possible therefore to totally remove all risks or state with certainty that an event that may have a material impact on the operation of a coal mine will not occur.
1.9.    Recommendations
1.9.1.    Geology and Resources
It is recommended that appropriate actions are undertaken to convert Inferred Resources in advance of mining at Coppabella to at least an Indicated level. Subsequent transfer of these Resources to Reserves is highly likely.
It is recommended that appropriate actions are undertaken to investigate the extent of igneous intrusives at Moorvale South and their subsequent impact on coking properties of the affected seams.
1.9.2.    Mining Processing and Reserves
The following recommendations are made with respect to Reserves:
•Continue study works to facilitate the continuation of Coppabella mining into the north-eastern area of the mining leases (the ‘Humbug Gully’ area).
•With increasing depths of the Moorvale deposit challenging the economics of continued Opencut mining, continue to evaluate opportunities to develop the remaining Resources at Moorvale through Underground mining methods.
•Continue study work on additional Moorvale South Resources. Additional conversion to Reserves is highly likely, but subject to completion of Pre-Feasibility studies.
1.9.3.    Environmental, Permitting and Social Considerations
With recent legislation changes in Queensland, all mine sites are required to submit Progressive Rehabilitation and Closure Plans over the course of the next two years. As these plans are developed, it is recommended that the potential impact on current and future Reserve estimates is assessed against the commitments required by these documents.
1.9.4.    Economic Analysis
The ability of Peabody, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors primarily include site-specific geological conditions, increasing strip ratio, the capabilities of management and mine personnel, level of success in acquiring reserves and surface properties, coal sales prices and market conditions, environmental issues, securing permit renewals and bonds, and developing and operating mines in a safe and efficient manner. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company. It is recommended that those factors should be assessed regularly according to the Company’s internal control and material changes are to be reflected in the future reserve estimates.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
2.    INTRODUCTION
2.1.    Introduction
This Technical Report Summary was prepared for the Coppabella Moorvale Joint Venture (CMJV) documenting the Coal Resources and Reserves for a group of coal mines in Central Queensland, Australia. The report describes 14 Mining Leases (ML) and 1 Mineral Development Licence (MDL) which support 2 operating coal mines and a third mine in development. Peabody Energy Corporation holds a 73.3% interest in the CMJV through a wholly owned subsidiary, Peabody Energy Australia PCI Pty Ltd.
This Technical Report Summary for the CMJV has been completed in accordance with the United States’ Securities and Exchange Commission (SEC) S-K 1300. The S-K 1300 sets the standards for the reporting of scientific and technical information on mineral projects and specifies that the Technical Report Summary must be prepared by or under the supervision of a Qualified Person(s).
This report is the first time filing for the registrant. The report summarizes information on the operation and Coal Reserve estimates. The information will be used to support disclosures in Peabody’s annual SEC filings.
The Qualified Persons identified technical risks related to the reporting and development of these Coal Resources and Reserves. This report is not intended to be a detailed marketing, and/or mining feasibility study and is for advisory purposes only.
2.2.    Terms of Reference
Coal Resource and Reserve estimates are reported according to the definitions of S-K 1300 on a 100% controlled basis. Reserves are also stated on a Peabody share (73.3%) basis. The point of reference for Coal Resource estimates is coal as in-situ tonnages. The point of reference for Coal Reserves estimates is coal as the saleable product(s). Reserve Estimates are also provided on a Run of Mine (ROM) basis, prior to processing operations taking place.
Coal Resource estimates are provided in this report exclusive of Coal Reserves.
Units used in this report are expressed in the Metric system, unless otherwise noted. Currencies are expressed in year-end 2021 AUD dollars. (These units differ to those summarized in the Annual 10-K filing, which are Imperial Units and USD.)
Reserve estimates developed for this report are provided as updates to Reserve estimates previously reported in Peabody’s annual 10-K submissions. These updates are the first to be prepared using the S-K 1300 rules. Resources are reported for the first time for these properties.
2.3.    Sources of Information and References
The sources of information used in this Technical Report Summary include several systems adopted by Peabody that are integrated into a process for estimating and reporting coal Resources and Reserves.
•GeoCore - Geological database which contains all data for drill hole geology, down hole geophysics, drill collar survey and coal quality information;
•Task Manager – A user interface application for entering, validating and exporting the relevant GeoCore project database;
•LOM - Life of Mine Planning includes mine layout, scheduling and economic evaluation in a standardized process used across Peabody’s operations;
•LMS – Land Management System which include all property and lease information to constrain the results of coal resource estimates determined from geological modelling and mine planning;
•Geology and mining software – Specifically, the Geographical Information System programs Mapinfo and ArcMap for mapping of cadastral, structure, coal quality and geological data and Maptek Vulcan for creating the 3D geological models and mine plans;
•In-house marketing and supply studies from the Global Analytics Group

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
2.4.    Involvement of Qualified Persons
The following Peabody employees serve as Qualified Persons (QPs) for this report as defined in S-K 1300.
•Mining Engineering: Brian Neilsen (BEng(Hons), MAusIMM(CP), RPEQ)
•Geology: James Lawell (BSc(Hons), MAusIMM)
Mr. Neilsen is employed as Director of Engineering – Opencut Mining at Peabody’s Corporate Office in Brisbane, Australia. He has responsibilities for supporting mine planning and design at Peabody’s operational open cut mines, particularly regarding the Australian assets. He has over 25 years of coal industry experience in opencut coal mines in the US and Australia. He has regularly travelled to each of the company’s Australian Opencut mines. His latest visit to the CMJV mines was in May of 2021, when he took part in a tour of the entire operation.
Mr. Lawell is employed as a Sr. Resource Geologist. He is located at Peabody’s Corporate Office in Brisbane, Australia with responsibilities for geological modelling of Peabody’s Australian deposits across multiple coal basins. As part of his role, he often travels to Peabody’s active coal mines and projects, and was previously employed directly at the CMJV operations as a Site Geologist. His latest visit to the CMJV mines was in May of 2021, when he covered mine geologist duties of the entire operation.
Mr. Rossouw is employed as a Mine Geologist. He is located at Coppabella Moorvale in central Queensland, he is responsible for the geological function across the CMJV operations. As part of his role, he was previously employed as resource manager in the Brisbane office. He has extensive experience in coal across 4 continents and numerous Geological settings.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
3.    PROPERTY DESCRIPTION
3.1.    Location
The CMJV mines are located approximately 120 kilometres south-west of Mackay, near the township of Coppabella, within the Isaac Regional Local Government Area, in central Queensland (QLD), Australia. The mines are managed by Peabody Energy Australia PCI Pty Ltd (PEAPCI), a wholly owned subsidiary of Peabody Energy Australia Pty Limited (Peabody Energy). The general location of the mines are shown in Figure 3.
Figure 3. Access Map

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
The mine produces metalliferous and thermal coal products which are transported by rail to ports for export to customers for use in steel making and electricity generation. Open cut mining operations and associated mobile equipment movements are undertaken 24 hours per day, seven days per week.
3.2.    Property Rights
The CMJV operate under tenure issued by the State Government of Queensland. Tenement holders are bound by the Mineral Resources Act 1989 and the Mineral Resources Regulation 2013 which define the laws pertaining to coal exploration and mining in Queensland. Under the system administered by the Department of Natural Resources, Mines and Energy (DNRME), tenements are held as either EPC (Exploration Permit Coal), MDL (Mineral Development Licence) or ML (Mining Lease).
The CMJV assets described in this report include 14 Mining Leases (ML) and 1 Mineral Development Licence (MDL) which support 2 operating coal mines and a third mine in development targeting the Rangal Coal Measures of the Blackwater Group.

Mine	Tenement Number	Tenement Name	Date Granted	Expiry Date	Area (Ha)	Purpose	Interest
Coppabella	ML 70161	Johnson	14/05/1998	31/05/2040	989	Coal	CMJV
Coppabella	ML 70163	Johnson Extended	14/05/1998	31/05/2040	41.02	Coal	CMJV
Coppabella	ML 70164	Johnson Extended No. 2	13/08/1998	31/05/2040	1774	Coal	CMJV
Coppabella	ML 70236	Coppabella East	18/04/2002	30/04/2023	581.7	Coal	CMJV
Coppabella	ML 70237	Coppabella South	31/01/2002	31/01/2023	348.7	Coal	CMJV
Coppabella	ML 70384	Johnson Extended No. 3	25/11/2014	30/11/2035	46.52	Coal	CMJV
Coppabella	ML 70385	Johnson Extended No. 4	25/11/2014	30/11/2035	45.25	Coal	CMJV
Coppabella	ML 70386	Johnson Extended No. 5	25/11/2014	30/11/2035	43.91	Coal	CMJV
Coppabella	ML 70387	Johnson Extended No. 6	25/11/2014	30/11/2035	42.56	Coal	CMJV
Moorvale	ML 70290	Moorvale A	5/12/2002	31/12/2023	3473	Coal	CMJV
Moorvale	ML 70291	Moorvale B	5/12/2002	31/12/2023	365.7	Coal	CMJV
Moorvale	ML 70319	Moorvale C	1/11/2007	30/11/2028	534.2	Coal	CMJV
Moorvale South	ML 70354	Olive Downs A	2/04/2009	30/04/2030	1631.6	Coal	CMJV
Moorvale South	ML 70355	Olive Downs B	2/04/2009	30/04/2030	107.2	Infrastructure	CMJV
Moorvale South	MDL 3034	Moorvale South	14/02/2019	29/02/2024	3435	Coal	CMJV
Table 5. Tenement Details

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

148.3 °
148.35 °
148.4 °
148.45 °
148.5 °
-21.85 °
-21.9 °
-21.95 °
-22 °
-22.05 °
-22.1 °
-22.15 °
ML 70384
ML 70385
ML 70386
ML 70387
ML 70164
ML 70236
ML 70163
ML 70161
ML 70237
Coppabella Mine Leases
Peak Downs Highway
Coppabella
ML 70290
ML 70291
ML 70319
Moorvale Mine Leases
ML 70355
MDL3034
Moorvale South
ML 70354
Town
CMJV Mining Lease
CMJV Mineral Development Licence
0
5
kilometres

© COPYRIGHT 2012 PEABODY ENERGY AUSTRALIA
This drawing must not be used, copied or reproduced in whole or part for any purpose , other than which it was supplied without the prior consent of Peabody Energy Australia.

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PEABODY AUSTRALIA

Tenure Overview - CMJV

Note: While all reasonable care has been taken to ensure the information contained on this map is up to date and accurate, no warranty is given that the information contained on this map is free from error or omission. Any reliance placed on such information shall be at the sole risk of the user. Please verify the accuracy of all information prior to using it.

Scale: 1:150 000	File: S:\Macarthur\All EPC's\Exploration ENG-20-10-02\Tonnage\SEC\2021\CMJV_mines\Maps\Tenure
Datum: WGS 84	
Issued: 24/06/2021	Drawn: SW

Figure 4. Coal Control Property Map

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Peabody Energy Australia Pty Ltd is the authorized holder representative (AHR) for these tenements and Peabody Coppabella Pty Ltd is the authorized tenement holder. The CMJV coal mining operations are managed by Peabody Energy Australia PCI Pty Ltd (PEA PCI) on behalf of the CMJV which is structured as follows;
•Peabody Coppabella Pty Ltd         73.3%
•CITIC Australia Coppabella Pty Ltd            14.0%
•Winchester Coal Operations Pty Ltd             7.0%
•KC Resources Pty Ltd                3.7%
•NS Coal Pty Ltd                    2.0%
Together, the leases cover 13,459 hectares stretching north and south of the town of Coppabella in Central Queensland, Australia (Figure 4). They fall within the Emerald Mining District and the Isaac Regional Local Government Area.
Coppabella
The Coppabella coal mine is authorized under 5 ML’s with a total surface area of 3734 ha (Figure 5). There are an additional 4 adjacent mining leases to the north of the current opencut mining area which are currently conditioned for underground mining (Johnson Extended 3, 4, 5 & 6) over an area of 178 ha. The first lease was granted in 1998 and the most recent granted in 2014 with the main mining leases due for renewal before May 2040 and other, peripheral leases requiring renewal between January 2023 and November 2035.
Moorvale
Moorvale comprises 3 ML’s with a total surface area of 4373 ha (Figure 6). The first 2 leases (Moorvale A and B) were granted in 2002 and are due for renewal before December 2023, while the third (Moorvale C) was granted in 2007 and is due for renewal before November 2028. It should be noted that the Moorvale A and B MLs currently have registered ownership that is different to the CMJV ownership structure, however the interests held by each of the JV partners over these leases are, by agreement, the same as for the overall CMJV.
Moorvale South
The proposed Moorvale South coal mine is authorized under 2 ML’s, with eventual expansion considered on an adjacent MDL, which all together cover 5067 ha (Figure 7). The 2 ML’s were granted in 2009 and require renewal before April 2030, while the MDL was granted in 2019 and requires renewal before February 2024. Olive Downs A (ML 70354) covers the proposed initial mining area and Olive Downs B (ML 70355) is reserved for infrastructure only. Exploration activities are authorized on MDL 3034. Although the area covered by ML 70355 is within the defined limits of MDL 3034, it is excluded (pursuant to section 182 of the Mineral Resources Act 1989) as the ML was current at the time the MDL application was lodged.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

148.4 °
148.42 °
148.44 °
148.46 °
148.48 °
-21.84 °
-21.86 °
-21.88 °
MDL 494 - CMJV
ML 70384
ML 70385
ML 70386
ML 70387
ML 70164
ML 70236
Creek Pit
South Walker Creek
Mining Leases
BHP
East Pit
ML 70163
Johnson Pit
ML 70161
ML 70237
Peak Downs Highway and Goonyella Rail Line

0 2

kilometres

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Peabody

© COPYRIGHT 2012 PEABODY ENERGY AUSTRALIA

This drawing must not be used, copied or reproduced in whole or part for any purpose, other than which it was supplied without the prior consent of Peabody Energy Australia

PEABODY AUSTRALIA

Coppabella Tenure

	File: S:\Macarthur\All EPC's\Exploration ENG-20-10-02\Tonnage \SEC\2021\CMJV_mines\Maps\Tenure
Datum: GDA94z55	
Issued: 29/06/2021	Drawn: SW

Figure 5. Coal Control Property Map – Coppabella

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

148.3 °
148.325 °
148.35 °
148.375 °
148.4 °
148.425 °
-21.95 °
-21.975 °
-22 °
ML 70290
ML 70291
ML 70319

0 3
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Note: While all reasonable care has been taken to ensure the information contained on this map is up to date and accurate, no warranty is given that the information contained on this map is free from error or omission. Any reliance placed on such information shall be at the sole risk of the user. Please verify the accuracy of all information prior to using it.

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This drawing must not be used, copied or reproduced in whole or part for any purpose, other than which it was supplied without the prior consent of Peabody Energy Australia

PEABODY AUSTRALIA

Moorvale Tenure

Scale: 1: 60,000	File: S:\Macarthur\All EPC's\Exploration ENG-20-10-02\Tonnage \SEC\2021\CMJV_mines\Maps\Tenure
Datum: GDA94z55	
Issued:5/07/2021	Drawn: SW

Figure 6. Coal Control Property Map - Moorvale

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

148.3 °
148.32 °
148.34 °
148.36 °
148.38 °
148.4 °
-22.02 °
-22.04 °
-22.06 °
-22.08 °
-22.1 °
-22.12 °
-22.14 °
Moorvale Mine Leases
ML 70355
Olive Downs B
MDL 3034
Moorvale South
Daunia Mine
BHP
Mitsui Alliance
ML 70354
Olive Downs A
CMJV Mining Lease
CMJV Mineral Development Licence
0
3
kilometers

© COPYRIGHT 2012 PEABODY ENERGY AUSTRALIA
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Tenure Detail - Moorvale South

Note: While all reasonable care has been taken to ensure the information contained on this map is up to date and accurate no warranty is given that the information contained on this map is free from error or omission. Any reliance placed on such information shall be at the sole risk of the user. Please verify the accuracy of all information prior to using it.

Scale: 1:60 000
Datum: WGS 84
Issued: 10/01/2022

File: S:\Macarthur\All EPC's\Exploration ENG-20-10-02\Tonnage\SEC\2021\CMJV_mines\Maps\Tenure
Drawn: SS

Figure 7. Coal Control Property Map – Moorvale South

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Surface Ownership
The following figures illustrate the status of surface ownership. The CMJV, through Peabody Bistrotel, owns significant parcels of land covering the entirety of the Coppabella mine, and a significant part of Moorvale Mine. The surface ownership of other tenements is to a variety of Freehold owners, with compensation agreements in place to enable mining and exploration related activities to be conducted as allowed under the conditions of various Environmental Authorisations (EAs).

148.3 °
148.35 °
148.4 °
148.45 °
148.5 °
SPRING CREEK
5GV31
PEABODY BISTROTEL PTY LTD
1SP107309
BHP
8SP155252
Coppabella Mine
PEABODY BISTROTEL PTY LTD
131SP266905
ANNANDALE
1SP251730
Peak Downs Highway
HARRYBRANDT
4SP144274
Coppabella Township
OBEN PARK
5270SP144274
Moorvale
2SP214498
CMJV
1SP158697
Annandale Road
BUNDARRA
20KL168
Moorvale Mine
MDL3034
MAVIS DOWNS
3RP866478
DEVLIN CREEK
1RP848589
BHP
3RP894192
DAUNIA
4RP894192
TWENTY MILE
5SP113322
Annandale Road
OLIVE DOWNS
3GV90
Moorvale South
DEVERILL
18SP113322
CMJV Mining Lease
CMJV Mineral Development Licence
0
5
kilometers

© COPYRIGHT 2012 PEABODY ENERGY AUSTRALIA
This drawing must not be used, copied or reproduced in whole or part for any purpose, other than which it was supplied without the prior consent of Peabody Energy Australia.

Peabody

PEABODY AUSTRALIA

Landholders - CMJV

Note: While all reasonable care has been taken to ensure the information contained on this map is up to date and accurate, no warranty is given that the information contained on this map is free from error or omission. Any reliance placed on such information shall be at the sole risk of the user. Please verify the accuracy of all information prior to using it.

Scale: 1:150 000	File: S:\Macarthur\All EPC's\Exploration ENG-20-10-02\Tonnage\SEC\2021\CMJV_mines\Maps\Landholders
Datum: WGS 84	
Issued: 10/01/2022	Drawn: SG

Figure 8. Landholder Details

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

LOT	PLAN	Name	Tenure	Primary Land Use	Owner	Area (Ha)
1	SP107309	Coppabella Mine	Freehold	Extractive (mining)	Peabody Bistrotel Pty Ltd	3505
1	SP144274	Coppabella Mine	Lands Lease	Extractive (mining)	Peabody Bistrotel Pty Ltd	149
9	SP113033	Coppabella Mine	Lands Lease	Extractive (mining)	Peabody Bistrotel Pty Ltd	926
1	SP144274	Coppabella Mine	Lands Lease	Extractive (mining)	Peabody Bistrotel Pty Ltd	148
1	SP158697	Moorvale Mine	Freehold	Extractive (mining)	Coppabella Moorvale JV	6239
1	SP158697	Moorvale Mine	Freehold	Extractive (mining)	Coppabella Moorvale JV	538
3	RP866478	Mavis Downs	Freehold	Cattle breeding and fattening	Private Owner A	1756
5	RP866478	Mavis Downs	Freehold	Cattle breeding and fattening	Private Owner A	2209
4	RP866478	Mavis Downs	Freehold	Cattle breeding and fattening	Private Owner A	320
4	RP894192	Moorvale	Freehold	Cattle breeding and fattening	Private Owner B	1057
4	RP894192	Moorvale	Freehold	Cattle breeding and fattening	Private Owner B	1577
4	RP894192	Moorvale	Freehold	Cattle breeding and fattening	Private Owner B	402
2	SP214498	Moorvale	Freehold	Cattle breeding and fattening	Private Owner B	1402
5270	SP144274	Oben Park	Lands Lease	Cattle breeding and fattening	Private Owner C	8204
3	GV90	Olive Downs	Freehold	Cattle breeding and fattening	Private Owner D	3938
Table 6. Overlapping Land Ownership Details
The CMJV tenements are overlapped by exploration permits for petroleum (EPP or ATP) held by Arrow Energy operating as CH4 Pty Ltd (Authority to Prospect 1103) with a small area of MDL 3020 overlapped by Eureka Petroleum Pty Ltd (Authority to Prospect 814).
Arrow CSG (ATP 364) Pty Ltd, AGL Energy Limited and CH4 Pty Ltd are the holders oftenement ATP 1103 which was granted on the 23 December 2010 and replaced ATP 364.ATP 1103 overlaps four mining leases that form part of the Coppabella Mine complex (MLs 70161, 70163, 70164 & 70237). The CMJV Participants as the holders of these Mining Leases and the holders of ATP 1103 have not entered into a Co-Development Agreement in relation to the mining leases that are overlapped by ATP 1103.
Peabody (as manager on behalf of the CMJV) and Arrow Energy Pty Ltd are in regular contact in relation to overlapping tenure related matters. Peabody is not aware, nor has Arrow advised Peabody of any production development plans that Arrow has with respect to the area of overlap. Peabody and Arrow Energy have exchanged strategic development information regarding the overlap and surrounding area and continue to co-ordinate activities.
Recently, PL1015 was granted to the CMJV Participants. All gas production, transportation, compression and truck refuelling is proposed to be carried out under the administration of the Coal Mine Health & Safety Act (and the coal mine Site Senior Executive) as coal mining activities. The licensed petroleum activities are the transmission off site of surplus gas or power generated from gas as may be beyond that required for beneficial use by the coal mining operations.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

635,000 mE
640,000 mE
645,000 mE
650,000 mE
655,000 mE
660,000 mE
7,585,000 mN
7,580,000 mN
7,575,000 mN
7,570,000 mN
7,565,000 mN
7,560,000 mN
7,555,000 mN
7,550,000 mN
Coppabella Mine
PL 1015
PEABODY COPPABELLA PTY LTD
Peak Downs Highway
ATP 1103
CH4 PTY LTD
PL 223
CH4 PTY LTD
Annandale Road
Moorvale Mine
MDL3034
ATP 759
ARROW ENERGY PTY LTD
Moorvale South Mine
Annandale Rd
CMJV Mining Lease
CMJV Mineral Development Licence
Railway
Water Course
Building
0
5
kilometers

© COPYRIGHT 2012 PEABODY ENERGY AUSTRALIA
This drawing must not be used, copied or reproduced in whole or part for any purpose , other than which it was supplied without the prior consent of Peabody Energy Australia.

Peabody

PEABODY AUSTRALIA

CSG Tenure - CMJV

Note: While all reasonable care has been taken to ensure the information contained on this map is up to date and accurate, no warranty is given that the information contained on this map is free from error or omission. Any reliance placed on such information shall be at the sole risk of the user. Please verify the accuracy of all information prior to using it.

Scale: 1:150 000	File: S:\Macarthur\All EPC's\Exploration ENG-20-10-02\Tonnage\SEC \2021\CMJV_mines\Maps\CMJV_Overlapping
Datum: GDA94z55	
Issued: 31/01/2022	Drawn: SS

 Figure 9. Overlapping and Adjacent Petroleum Tenements

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Royalties
Production from the CMJV Coal Mines is subject to the Queensland Government Royalty charged on total revenue.
Queensland Government royalties are based on the price paid with the rate using the parameters as defined in Queensland Public Ruling MRA001.2. (summarized in Figure 10 below)
Figure 10. Qld Govt Royalty Rates
In addition to this standard Government royalty, there are special private Royalty agreements established in relation to early exploration efforts. These are based on the historical extent of EPC531 which covers most of the Coppabella Mining Leases, and ML70290 which covers a large part of Moorvale Mine. A summary of these royalties arrangements are:
•EPC531 (historical extent)
◦Payment equivalent to 1% of USD Gross Sales Exported (excluding Purchased Coal) paid quarterly
Figure 11. Coppabella Mining Leases with historic extent of EPC531 and EPC646 and royalty area shaded
•ML70290
◦$0.10 per Tonne (adjusted by CPI after quarter ending Dec 31, 1997)
◦Payable on Tonnes sold from this lease, with weight adjusted to a standard 8% Moisture basis

3.3.    Comments from Qualified Person(s)
To the extent known to the QP, there are no other significant factors and risks that may affect access, title of the right or ability to perform work on the property.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
4.    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES
4.1.    Physiography
The topography is dominated by nearby Triassic sandstone ranges and scarps in the centre of the Nebo Synclinorium and the hornfelsed margins of the Bundarra Granodiorite which attain heights over 500 m above sea level. The topography on the CMJV leases is relatively flat, sloping gently northward, eastward and southward from around 250 m at the drainage divide near Moorvale to less than 200 m above sea level in the bed of the Isaac River (Figure 3).
Ephemeral creeks drain eastward across the Coppabella mine leases as tributaries of Harrybrandt Creek and flow generally southward in the Moorvale area as tributaries of North Creek which flows into the Isaac River near the southern boundary of Moorvale South. The Isaac River flows south-eastward to join the Mackenzie River and then the Fitzroy River which meets the Queensland coast near Rockhampton, 300 km to the southeast of the CMJV tenements.
Vegetation is open woodland that has been partially cleared to support cattle grazing. The overlapping pastoral leases are shown in Figure 8 with the details of ownership listed in Table 6.
4.2.    Access
Access to the tenements is via the Peak Downs Highway which runs from Mackay on the central Queensland coast to Clermont in the Isaac Region. This highway forms the southern boundary of the Coppabella Leases and access to the mine is directly off the Peak Downs Highway. Moorvale and Moorvale South are also accessed via the Peak Downs highway along an access road to the south on the western side of the township of Coppabella. Heavy vehicle access to Moorvale South is proposed via the Moorvale Mine and along the haul road to be built on ML70355. Light vehicles will access via a new road built adjacent to an existing private quarry, located approximately 2Km to the north of the lease from the Daunia-Annandale Road, which turns south from the Peak Downs Highway 9 km west of the town of Coppabella. (Figure 3).
Regular domestic flights to and from Brisbane, the capital city of Queensland, can be accessed at Moranbah airport, approximately 40 km to the west of the tenements or at Mackay, 120 km to the northeast.
The Macarthur Branch of the Goonyella-Peak Downs Rail Line services the Coppabella Mine and connects to the export coal terminal at Dalrymple Bay. The Moorvale Branch services the Moorvale Mine and connects to the Dysart Line before joining the Goonyella Line just west of Coppabella. ROM coal from Moorvale South will be hauled by truck to Moorvale for processing and railing.
4.3.    Climate
The area is characterized by hot, wet summers and mild, dry winters. Daily maximum temperatures range from 30o to above 40o C in summer and 18o to 25o C in winter. Average annual rainfall of around 660 mm falls mainly between December and March and although pools of water are found in the major drainages all year, water flow in the creeks and rivers is largely restricted to these rainfall events. The climatic conditions of the region generally allow for all-season operation of the mines, although allowances for time lost due to impacts of typical seasonal rain events are usually higher during the summer months.
4.4.    Available Infrastructure
Local infrastructure in the district includes:
•The Peak Downs Highway from Mackay, approximately 30km north via local roads;
•Annandale Public Road which runs from the highway roughly south east past Moorvale South;
•The Norwich Park to Hay Point Coal Rail Corridor;
•Existing MIA, Coal Processing and Rail Load Out facilities at both Coppabella and Moorvale Mines

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
•A SunWater pipeline which can be used to supply water to the CMJV operations under existing agreements, although most water used on-site is harvested from the on-site catchments.
•A High Voltage electricity grid that provides electricity to the existing facilities at Coppabella and Moorvale mines
Townships for supply of labour and materials include:
•Moranbah, approximately 30km to the north west;
•Nebo, approximately 55km to the north east; and
•Mackay, approximately 165km to the north east.
Accommodation villages in the area which support the workforce include:
•The CMJV’s Terowie Camp adjacent to the Moorvale Mine; and
•The privately owned (Civeo) Coppabella Camp on the Peak Downs highway
4.5.    Comments from Qualified Person(s)
It is the QP’s opinion that the local resources and infrastructures are well developed through historic coal mining developments in the region. It is sufficient to support the declaration of coal Reserves and the mine plan.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
5.    HISTORY
5.1.    Prior Ownership
The CMJV resource authorities were preceded by exploration permits (EPC’s) that were granted to subsidiaries of Macarthur Coal Pty Ltd. The Coppabella mine leases were initially held under EPC 531 and EPC 646. The Moorvale mining leases were initially held under EPC 646, EPC 649, EPC 680 and EPC 749. The Moorvale South tenements were preceded by EPC 649. The tenements were amalgamated through a series of transfers and joint ventures from initial grant of EPC 531 in 1993 through to the current arrangements. Previous lease interest holders include QCoal Pty Ltd, Coppabella Coal Pty Ltd, Australian Premium Coals Pty Ltd and Sunrise Mining (QLD) Pty Ltd which was a subsidiary of Macarthur Coal Pty Ltd.
Macarthur Coal had established a majority interest in the exploration tenements by 1997 and were granted the first Mining Lease at Coppabella on June 1st, 1998, with overburden removal commencing one month later and first coal being mined in October of the same year. The early production at Coppabella was undertaken by contractors (Roche – now Downer EDI, and Peter Champion Mining) until Macarthur commenced converting to an ‘Owner-Operate’ model in 2006, with completion of the transition in June 2008.
The first Moorvale Mine leases were granted on December 5th, 2002 with overburden removal commencing in the same month. First coal was mined in March of 2003 – all mining operations were done under a contract with Leighton Contracting. The CMJV was officially formed in December of 2003.
The Moorvale South Mining Lease (previously known as Olive Downs North) was granted in May of 2009, with development considered as a small-scale opencut satellite pit operation with a connecting haul road to the Moorvale CHPP. Plans to develop this operation were put on hold, with Macarthur focusing on developing other tenements within its portfolio.
Peabody Energy acquired 100% of Macarthur Coal in December of 2011 and began managing the CMJV assets. In 2013, Peabody converted the Coal Handling and Processing Plant (CHPP) operations on both sites to Owner-Operate, replacing the contractor Sedgman who had been there since the inception of both facilities. Coppabella and Moorvale have continued to operate in this manner, with production levels adjusting to market forces.
Studies into the development of Moorvale South were progressed in 2018 and approval to commence the project was granted by the CMJV in October of 2019. Construction of initial infrastructure was commenced in December 2019 before the project was again put on hold in 2020 in response to a declining coal market. Construction activities re-commenced in late 2021.
5.2.    Exploration, Development, and Production History
The existence of extensive coal deposits in the Bowen Basin was identified in the 1890’s but successful coal mining operations were not established until 1920 at Collinsville, over 100 km to the north of the project area. Exploration of the Bowen Basin was intensified in the 1960’s with several exploratory holes drilled in the CMJV tenement area by the Queensland Government. By the 1970’s, several mines had been established along the western margin of the Nebo Synclinorium producing premium quality coking coal (Goonyella, Peak Downs, Saraji and Norwich Park). The towns of Moranbah and Dysart were founded to house the coal mining workforce and several more mines were developed in the area.
Exploration for coal commenced in the east of the basin in 1964 when Thiess Peabody Mitsui (TPM) identified potentially economic coal deposits in the Kemmis-Walker Creek area to the immediate east of Coppabella. Continued exploration by the Queensland Government and mining companies including MGC Resources and the Utah Development Company established the geological structure of the Carborough and Coxendean synclines and defined the arcuate outcrop of the Permian coal measures around the domed Bundarra Intrusive Complex. This work was followed up by White Industries in the 1980’s with a program of shallow holes oriented in sections perpendicular to the Bundarra Granodiorite margins. Continued coal exploration through the 1990’s identified the coal resources currently being mined at Coppabella and Moorvale mines and saw the commissioning of the South Walker Creek Mine in 1996.
By 1998, the exploration tenure preceding the existing CMJV mining leases had been consolidated by Macarthur Coal Pty Ltd through various subsidiaries and joint ventures. The

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
open cut mining operations at Coppabella commenced in 1998 and those at Moorvale commenced in 2003. Since then, several other coal mines have been established in the immediate vicinity including Carborough Downs in 2006 and Daunia in 2011.
In 2012, Macarthur Coal was acquired by Peabody Energy and all data relating to the CMJV resources were transferred as part of the acquisition. The Moorvale South mine was at that time known as Olive Downs North and continued under this project name until 2018 when Peabody commenced work on new studies to develop the deposit. In February 2019, the Mineral Development Licence (MDL 3034) was granted to Peabody.
Historical production from the existing operating mines of Coppabella and Moorvale since they commenced is illustrated in the following charts.

Figure 12. Historic Production

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
6.    GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT
6.1.    Geological Setting
6.1.1.    Regional Geology
The Bowen Basin formed as a result of plate convergence during the Permian and Triassic periods and contains up to 10,000 m of sediment in parts. Initiation in the Early Permian deposited rift related volcanics, sediments and coal seams that were buried by relatively uniform marine sediments across the Bowen Basin during the mid to late Permian. In the Latest Permian, coastal systems migrated in from the margins allowing peat to form. The environment in the Nebo Synclinorium during this time was progressively deltaic to alluvial sands and silts covered by extensive peatlands. The resulting coal seams of the Blackwater Group are renowned for their extent and continuity and support numerous mining operations in the Bowen Basin producing premium export coal.
There are 3 formations in the Blackwater Group; the progressively younger Moranbah Coal Measures (MCM), Fort Cooper Coal Measures (FCCM) and Rangal Coal Measures (RCM) (Figure 13). The MCM host numerous mines in the western Nebo Synclinorium but are generally found at depth in the east and little is known about this formation in this area.
The FCCM contain numerous tuff beds preserving volcanic ash-fall deposits both within the coal seams and interburden. While several thick seams of coal are found in the FCCM, the high inherent ash makes them currently uneconomic as mining targets. The exception is the Vermont Lower 1 (VL1) seam package which is occasionally mined in the Nebo Synclinorium when it directly underlies the target seams of the RCM.
The boundary between the FCCM and the RCM is taken at the regionally extensive Yarrabee Tuff (YT) which gives a high gamma response in downhole geophysics and is the youngest of the numerous tuffs in the FCCM. The overlying RCM are essentially free of tuff, making the YT a useful marker horizon for seam correlations.
Individual coal seams are often traceable over tens of kilometres although splitting and coalescing are common on a regional scale (Sliwa et al. 2017). Thinner seams are generally less extensive being locally prone to thinning or ‘carbing’ out, particularly the uppermost Permian coal seam, the Phillips Seam, which is commonly used to define the top of the RCM.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Blackwater Group – Nebo Synclinorium
Triassic
Rewan Group
Arcadia Formation
– 230m
Sagittarius Sandstone
– 300m
Permian
Blackwater Group
Rangal Coal Measures
20 – 140m
Burngrove Formation
Fort Cooper Coal Measures
200 - 400m
Fair Hill Formation
Moranbah Coal Measures
200 - 760m
Back Creek Group
German Creek Formation
90 – 150m
Legend
Conglomerate
Sandstone
Siltstone
Tuff
Shale
Mudstone
Coal
Phillips
Leichhardt
Vermont/ Yarrabee Tuff
* 252.88 +/- 0.07 Ma
Girrah Tuff
Lower Girrah
Middle Main
Fair Hill
Goonyella Upper/ Q
Platypus Tuff
** 258.9 +/- 2.7 Ma
Goonyella Middle/ Harrow Creek
Dysart/German Creek
* Esterle et al. 2017
** Michaelsen et al. 2001

Figure 13. Bowen Basin Coal Seam Stratigraphy

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

148.1 °
148.2 °
148.3 °
148.4 °
148.5 °
148.6 °
-21.7 °
-21.8 °
-21.9 °
-22 °
-22.1 °
-22.2 °
-22.3 °
Burton Range Fault
Rewan Group
Moolayember
Coppabella West Fault
Carborough Syncline
FCCM
RCM
RCM
Clematis
Coppabella
MCM
Nebo Synclinorium
FCCM
Back Creek Group
Bundarra Granodiorite
Moorvale
New Chum Fault
MCM
Isaac Fault
Moorvale South
Coxendean Syncline
Jellinbah Fault System
Rewan Group
CMJV ML
CMJV MDL
Interpreted Geology
Cret
Undivided Intrusives
Bundarra Granodiorite
Triassic
Moolayember Formation
Clematis Group
Rewan Formation
Permian
Rangal Coal Measures
Fort Cooper Coal Measures
Moranbah Coal Measures
Back Creek Group
Faults
Major Thrust
0
20
kilometres

Note: While all reasonable care has been taken to ensure the information contained on this map is up to date and accurate, no warranty is given that the information contained on this map is free from error or omission. Any reliance placed on such information shall be at the sole risk of the user. Please verify the accuracy of all information prior to using it.

Peabody

PEABODY AUSTRALIA

CMJV
Regional Geology

© COPYRIGHT 2012 PEABODY ENERGY AUSTRALIA
This drawing must not be used, copied or reproduced in whole or part for any purpose , other than which it was supplied without the prior consent of Peabody Enery Australia.

Scale: 1:300000	File: S:\Macarthur\All EPC's\Exploration ENG-20-10-02\Tonnage\SEC\2021 \CMJV_mines\Maps\Geology
Datum: WGS 84	
Issued: 5/07/2021	Drawn: SW

Figure 14. Regional Geological Setting

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Peat production was terminated at the Permo-Triassic boundary which is interpreted to lie immediately above the coal seams of the RCM. An increasingly arid climate during the final stages of the Permian resulted in high percentages of inertinite in the RCM seams, with the consequently lower vitrinite contents producing a coal with poorer metallurgical qualities than those of the underlying formations. Seams in the RCM show a dulling upward trend that may be associated with global climate change at this time. The overlying Triassic Rewan Group is characterized by a lack of coal seams and has a wider distribution than the Blackwater Group sediments, extending across the entire Bowen Basin and into the Galilee Basin to the west.
Deposition in the Bowen Basin ended around 230 Ma when thrusting and folding propagated from the east caused uplift and deformation of the sediments. The resulting Jellinbah Fold and Thrust Belt (JFTB) can be traced across the Bowen Basin striking north-west through the centre of the Nebo Synclinorium. Folding and faulting is more pronounced in the east forming a series of sub-ordinate synclines and thrust faults sub-parallel to the major thrust belt.
Relaxation allowed deposition of the Jurassic-Cretaceous Surat Basin over most of the Bowen Basin however, erosion has since removed the northern and eastern sections and the original extent of the Surat Basin is unknown. Burial of the coal seams during this period raised the rank of the coal to low volatile bituminous with reflectance in the order of 1.6 – 1.8.
Intrusion of granitic plutons also occurred in the Cretaceous with a prominent example (the Bundarra Granodiorite) outcropping between the Moorvale and Moorvale South areas. Coal seams in the vicinity of these intrusions are often cindered. Fluid flow associated with emplacement of the Bundarra Granodiorite is suspected to be responsible for the high levels of phosphorous in the surrounding coal seams, but the link has yet to be definitively proved.
Uplift and erosion during the Tertiary Period exposed the Permian coals across the Bowen Basin although they are often covered by a veneer of more recent silts, sands, gravels and clays. Extensive volcanic activity along the east coast of Australia during this time introduced basaltic intrusions and eruptions which have locally altered the coal seams and occasionally covered them with thick sequences of basalt.
6.1.2.    Local Geology
The Coppabella, Moorvale and Moorvale South mining areas all target the RCM in the east of the Nebo Synclinorium. The coal seams in this formation are laterally extensive, forming numerous thin seams that occasionally coalesce into thicker seams. The geological models are constructed from sub-units known as plies which may be individual seams in some areas, or parts of thicker seams in others. Details specific to each area are presented below.
Coppabella
The Coppabella deposit lies in the southern closure of the northwest-trending Carborough Syncline forming an arcuate outcrop modified by several faults (Figure 16). There are 4 mining areas from west to east known as; Creek Pit, Johnson Pit, South Pit and East Pit. The Carborough Syncline plunges to the northwest from the mining operations into an area traditionally known as Spring Creek and also referred to as Coppabella North. The mine operations are limited to the south and east by erosion of the target seams and to the west by the north-northwest trending Coppabella West Fault which has up to 400 m throw and is recognisable over 40 km of strike. Subsidiary faulting associated with this system separates the Creek Pit from the Johnson Pit, showing up to 20 m throw in some areas. Additionally, the area is affected by regional north to north-east trending normal faulting including the ‘Graben Fault’ which shows up to 15 m throw and several smaller northwest-trending normal faults.
A major feature of the area is the Cretaceous Bundarra Granodiorite intrusion approximately 12km to the southeast of the deposit. This intrusion has pushed up the formations significantly to the south as can be seen in aerial photos of the area.
In the central part of the deposit thin sub-vertical dykes in the order of 0.5m thick occur. The composition of the intrusive is acid to intermediate. The heating aureole around the dykes is thin generally less than 0.5m. The heat-affected coal has been devolatilised from the normal volatile content of approximately 12% - 13%(a.d.) to 3% - 4%(a.d.). A sill also occurs at the seam floor in the current pit.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 15. Intrusive sills and dykes in east pit Coppabella mine
In the eastern side of the deposit intrusion becomes more intense (sills and presumably feeder dykes) and multiple sill horizons occur within the seam (). The heat-affected coal is thicker in this area. There are strong indications that the sills appear to stay within particular horizons (floor, roof and top third). Floor and roof stability problems are possible in this area as a result of clayey sills in the roof and floor. The sills do split in places resulting in thin, coked coal plies approximately 0.5m thick between sill layers. Intrusive dykes and sills are treated as parting in the model.
Figure 16. Coppabella Geology

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
The Leichhardt Seam of the RCM forms a thick and consistent seam in this area and is the source of all coal production from the mine. Historical naming conventions have resulted in the seam formed by the confluence of the Leichhardt plies being known as the Macarthur Seam. Numerous roof splits occur with each split thinning the main seam which then becomes known by a different seam name. Figure 17 shows the sequential seam names as each roof split diverges from the main seam. The Vermont Upper Seam of the RCM and the Vermont Lower Seam of the FCCM are coalesced in this area along with some plies of the underlying Girrah Seam. The high inherent ash of the FCCM coal seams precludes them from the resource estimations at Coppabella.
The Phillips Seam marks the top of the RCM and is generally thin and high in ash. Because of this, the Philips seam is also precluded from the resource estimations at Coppabella.
The ply nomenclature at the Coppabella Mine differs from the regional convention where the Leichhardt plies are divided into lower (LL) and upper (LU). At Coppabella the plies are similar but denoted LCL for the lower and LCU for the upper. There are 4 main Leichhardt Lower plies, from base to top, the LCL4, LCL3, LCL2 and LCL1. In the northern parts of the lease, a locally developed roof split is denoted the LL1A which is more in keeping with the regional nomenclature applied in the surrounding exploration tenements. The Leichhardt Upper plies are denoted from base to top as the LCU2 and LCU1.
Figure 17. Coppabella Seam Schematic
Moorvale
The Moorvale deposit lies approximately 15 km to the southwest of Coppabella where the sediments have been raised in a ring around the Bundarra Granodiorite. The strata strike north-east and dip westwards into the Nebo Synclinorium at 6 to 20O.
Numerous normal faults radiate away from the Bundarra Granodiorite in a northwest direction and these are likely to be associated with the late movement of the strata associated with the emplacement of this intrusive unit. Reverse faults are also evident at Moorvale mine, these appear to be reactivated faulting of previous normal faults.
The plies of the Phillips and Leichhardt Seams are coalesced across most of the deposit forming a single 10 m thick seam which is the source of all coal production from the mine. To the north and south, several roof splits occur. Below the base of the Leichhardt seam is characterized by a carboneous mudstone unit often referred to as a the HAF (High Ash Floor).

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
The Vermont seams have been intersected in a few holes at Moorvale mine. However, they are not currently targeted for mining at Moorvale mine as they are considered uneconomic due too high ash content and low yield.
The coal plies at Moorvale retain the regional naming convention and are denoted from top to base as the PHI (Phillips), LU1 (Leichhardt Upper 1), LU2 (Leichhardt Upper 2), LL1T (Leichhardt Lower 1 Top), LL1B (Leichhardt Lower 1 Base), LL2 (Leichhardt Lower 2).
The main seam is also divided according to the coal quality properties which reflect the dulling upwards trend in the coal seams of the RCM. There are 3 working sections with the aim of producing 3 mining products. Generally the Top Working Section (TWS) comprises the Phi ply and LU1 ply to produce a PCI product. The Middle Working Section (MWS) comprises the LU2 and LL1T plies and produces a high ash PCI product. The Lower Working Section (LWS) comprises the LL1B and LL2 plies and produces a coking or PCI product. Ply combinations for the working sections can vary towards the north and south of the deposit, depending on the qualities required to meeting blending requirements.
Figure 18. Moorvale Geology

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 19. Moorvale Seam Schematic
Moorvale South
The Moorvale South tenements cover an area of the Nebo Synclinorium where the geological structure is dominated by a series of Cretaceous intrusions formed along an east-northeast trending lineament. The westerly dipping seams of the Moorvale deposit strike southwards through MDL 3034 following the arcuate trend around the eastern Bundarra Igneous Complex intrusions, significantly narrowing the main syncline. Several smaller intrusions are inferred to the west including the Daunia intrusion which forms a ring-like structure in the southwest of MDL 3034. The proposed initial mining area is located further south on ML 70354, along the western limb of the Coxendean Syncline where the seams dip to the east between 5 and 20O. Localised intrusions have been encountered through exploration drilling within the Leichardt and Vermont seams in this area, causing the seam to be heat-affected and partially replaced by the intrusion. The intrusion is modelled as parting in this instance.
The project area features a series of faults interpreted from drilling information, geophysical surveys and geological modelling. Interpreted project area thrust faulting is generally observed to trend northwest-southeast and possess displacements of up to ≥30m.
Identified coal resources are predominantly hosted in the Leichhardt Seam package with lesser contributions from the Vermont Seam. Within ML 70354, the Leichhardt Seam package occurs as 2 seams; the LL2 and LL3, and the Vermont Seam package comprises the VU of the RCM and the VL1 of the FCCM. The LL2 is composed of the LL2T and LL2B plies which together range from 2.8 to 4.8 m thick. The coal is generally banded with the proportion of bright to dull bands increasing towards the base. The LL3 comprises interbedded carbonaceous mudstone and bright coal bands, ranging from 1.0 to 1.6 m thick averaging 1.5 m.
The Vermont Seam occurs approximately 40 m below the LL3 and comprises the Vermont Upper (VU) and Vermont Lower (VL) separated by the Yarrabee Tuff (YT). The VU is further divided into a dull, upper ply (VU1) and brighter lower plies (VU2 and VU3). The combined VU ranges from 2.5 to 3.7 m thick and is heavily intruded and cindered in the southern half of ML 70354. The VL seam is also divided into 3 plies; an upper, banded coal (VL1) and 2 lower, stony coals (VL2 and VL3). The VL1 averages 1.3 m thick and is the only FCCM ply contributing to the Moorvale South resource in the Y-pit and Y-pit North areas only.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 20. Moorvale South Seam Schematic
Figure 21. Moorvale South Geology

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
6.2.    Hydrology Setting
6.2.1.    Regional Hydrology
The CMJV mines lie within the catchment area of the Connors and Isaac Rivers.
Both Connors and Isaac Rivers are major tributaries of the Mackenzie and Nogoa Rivers in the Fitzroy Basin.
The Connors River flows into the Isaac River approximately 95 kilometres (km) downstream of Moorvale South. The Isaac River discharges into the Mackenzie River approximately 50 km further downstream.
Ultimately, the Mackenzie River joins the Fitzroy River, which flows initially north and then southeast towards the east coast of Queensland and discharges into the Coral Sea southeast of Rockhampton, near Port Alma.
Figure 22. CMJV Mining Leases in Fitzroy River Basin
With respect to Regional Groundwater sources, the Permian and Triassic overburden is covered by a thin veneer of unconsolidated to semi- consolidated Cainozoic sediments (Quaternary alluvium). These alluvial sediments are localised along rivers and creeks (i.e. Isaac River and North Creek).

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Alluvial groundwater supplies are variable but generally range between 1-2 L/sec. The aquifers are associated with Cainozoic (alluvial) or fractured rocks of the Upper Permian Coal measures at depths ranging down to 45m.
Figure 23. Localised Seepage from the base of the Tertiary material - Coppabella
Figure 24. Localised Seepage from fractured Permian Overburden - Coppabella

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Groundwater in the CMJV area is also associated with the coal seams. Due to the elevated electrical conductivity (EC) and high total dissolved solids (TDS) these groundwater resources are primarily used only for industrial purposes. Baseline water quality data supports the assessment that the groundwater resource within the vicinity of the operation is not usable for stock or domestic purposes. Extensive exploration drilling and groundwater assessments have been undertaken in the area without the identification of useable groundwater supplies.

Rainfall
Evaporation
Localised runoff
Out of pit spoil
In pit spoil
Open pit mine
Tertiary Sediments and associated groundwater surface
Permian groundwater surface
Permian sediments
Proposed underground mine in target coal seam
Permian sediments
Regional groundwater flow direction
Elevation (mAHD)
Distance (m)
350
300
250
200
150
100
50
0
0
500
1000
1500
2000
2500
3000
3500
4000

Figure 25. Conceptual Groundwater Model
6.2.2.    Local Hydrology
The Coppabella mine surface water catchment lies within the Connors River central tributaries sub area of the Isaac Connors Rivers Sub-basin. The Connors River is a key regional water supply source extending to its confluence with the Isaac River.
This catchment is drained by 30 Mile Creek and Humbug Gully both of which are lower order tributaries of Harrybrandt Creek. Harrybrandt Creek is a tributary of the Connors River, via Bee Creek and Funnel Creek. There are no major water bodies located within the proximity of Coppabella.
The Moorvale mine is located in the upper catchment of three minor tributaries that feed into the Isaac River. Moorvale is located on the catchment divide between North, Devlin and Harrybrandt Creeks which are ephemeral streams that only flow for short periods following rainfall.
Moorvale South mine is located along the northern side of the Isaac River and the western side of North Creek. The confluence of the Isaac River and North Creek is located to the southeast of the southern ML boundary. The Isaac River and North Creek are ephemeral streams that only flow for short periods following rainfall.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

635,000 mE
640,000 mE
645,000 mE
650,000 mE
655,000 mE
660,000 mE
7,585,000 mN
7,580,000 mN
7,575,000 mN
7,570,000 mN
7,565,000 mN
7,560,000 mN
7,555,000 mN
7,550,000 mN
Humbug Gully
Coppabella Mine
30 Mile Creek
Peak Downs Highway
Dingo Creek
Oaky Creek
Rocky Creek
Coppabella
Harrybrandt Creek
Annandale Road
Moorvale Mine
North Creek
Devlin Creek
MDL3034
Dabnia Homestead
Moorvale South Mine
Annandale Rd
Isaac River
CMJV Mining Lease
CMJV Mineral Development Licence
Railway
Water Course
Building
0
5
kilometers

© COPYRIGHT 2012 PEABODY ENERGY AUSTRALIA
This drawing must not be used, copied or reproduced in whole or part for any purpose , other than which it was supplied without the prior consent of Peabody Energy Australia.

Peabody

PEABODY AUSTRALIA

Water Courses - CMJV

Note: While all reasonable care has been taken to ensure the information contained on this map is up to date and accurate, no warranty is given that the information contained on this map is free from error or omission. Any reliance placed on such information shall be at the sole risk of the user. Please verify the accuracy of all information prior to using it.

Scale: 1:150 000	File: S:\Macarthur\All EPC's\Exploration ENG-20-10-02\Tonnage\SEC \2021\CMJV_mines\Maps\Water Courses
Datum: GDA94z55	
Issued: 31/01/2022	Drawn: SS

Figure 26. Local Watercourses

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Previous water balance investigations and observations by site personnel at Coppabella and Moorvale have concluded that the contribution of groundwater inflows to the open cut mining operations is insignificant and does not constrain mining operations. This supports the assessment that hydraulic connections between the mine pit areas and any surrounding aquifers is limited by low conductivities within the coal seam aquifers and presence of confining inter-burden sequences.
6.3.    Mineralization and Deposit Type
The CMJV coal deposits comprises coal seams hosted within a sedimentary interbedded package of sandstone, siltstone and mudstone. The depositional environment is interpreted as entirely alluvial with little evidence supporting marine influence. Sandy river channels traverse extensive peat mires where the peat mounds constrain the channels. Periodic high sediment flow events occasionally breach the peat levy and form lobed splays of sand and silt which cover and compress the peat. Peat growth establishes on the new surface as the locus of deposition shifts away and a second seam is established. This second seam merges with the first seam at the edges of the splay, often at a steep angle due to peat compaction related bed rotation.
The deposit types of Coppabella and Moorvale South are considered to have high geological complexity based on the following factors:
    Presence of intrusive sills and dykes within the Coppabella and Moorvale South deposits. This can have negative impacts on coal product yields as adjacent heat affected coal has a higher relative density and can therefore be lost during lower density washing at the coal handling and preparation plant (CHPP)
    There are multiple thrust faults across Moorvale South. Whilst tonnages maybe be increased in close proximity to the thrust, quality estimates can vary due to duplication of plies within the seams and existence of fault breccia which may lead to increased ROM dilutions
Burial during the Triassic and Jurassic raised the rank of the coal to low volatile bituminous (ASTM). Geological cross-sections of the deposits are shown in Figure 27, Figure 28, and Figure 29. The major product sourced from the Coppabella and Moorvale deposits is low-volatile PCI coal but coking and thermal fractions are locally generated through beneficiation of the seams at Moorvale. Moorvale South is expected to produce predominantly Semi-Hard Coking Coal through blending of seams within that deposit, with PCI and Thermal produced where the washed qualities don’t support creation of a SHCC.
Figure 27. Coppabella Geological Cross Section

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 28. Moorvale Geological Cross Section
Figure 29. Moorvale South Geological Cross Section

6.4.    Comments from Qualified Person(s)
In the opinion of the QPs, for both regional and local geology, the structural controls on mineralization are well studied and understood from decades of exploration and mining activities over the area. It is sufficient to support the estimation of Coal Resources and Reserves.
Further work is to be completed on the Moorvale South deposit to understand the impact of intrusion on the coking properties of affected seams.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
7.    EXPLORATION
7.1.    Coordinate System
Survey data for Moorvale mine and Moorvale South is based on Geocentric Datum of Australia 1994 (GDA94) projected in Map Grid of Australia (MGA) zone 55. Survey data for Coppabella is based Australian Geodetic Datum 1984 (AGD84) projected in Australian Map Grid (MGA) zone 55.
Height data is captured as Australian Height Datum (AHD) which is tied to mean sea level.
All survey associated with drill collars, geophysical surveys and mine workings conducted using mine site RTK high precision equipment, with an accuracy of <50mm.
7.2.    Geological Structure Mapping and Quality Sampling
The geological understanding of the CMJV deposits has been built on successive drilling, seismic and aeromagnetic surveys since exploration began within the tenements in 1964. Geological structure mapping via highwall exposures in the CMJV active pits using laser scanners and photogrammetry has occurred since 2016, contributing to the understanding of the local faulting and coal seam structure. Currently there is no in-pit strip sampling for coal quality. Coal quality samples have been acquired from exploration borecore as described in section 8.1.1.
Magnetic Survey
In February 2003 UTS Geophysics were contracted to complete an aeromagnetic program from Coppabella to Moorvale South to assist the structural interpretation of the region and to indicate the extent of intrusive activity. Aimex Geophysics were contracted to oversee the survey, provide data processing services and interpretation of the geophysical data. Results from this survey greatly enhanced earlier structural interpretations of the region.
In 2019, a targeted low altitude aerial drone aeromagnetic survey (DroneMag) was acquired over parts of the Moorvale South deposit. The DroneMag survey investigated anomalous Ground Penetrating Radar results in the southern part of ML 70354. DroneMag results were interpreted as delineating a magnetically responsive igneous sill and several linear anomalies allowing more detailed interpretation of the intrusives in this area.
Deep Ground Penetrating Radar
Ultramag Geophysics was contracted to the Moorvale Mine and Moorvale South project to conduct a deep Ground penetrating radar survey in September 2018. The survey was restricted to existing tracks and focused mainly over the 3D seismic area. The survey reportedly experienced interference from vegetation cover, potential interference from the alluvium overburden and from igneous intrusives but was successful in locating several structural targets for further investigation and delineation.
Agricultural Transient Electro Magnetic Survey (AgTEM)
An AgTEM survey was conducted over Moorvale South in 2018 to investigate groundwater and associated hydrogeological properties of soils and immediately underlying lithologies. The survey highlighted the spatial distribution and occurrence of shallow (<2m) quaternary alluvial sediments, limits of clay infilled paleochannels and resistive linear features which correlate with features interpreted as potential fault zones.
Seismic Surveys
There have been several seismic programs that contribute to the geological understanding of the CMJV deposits. MGCRA acquired deep but low resolution 2D seismic lines across the northern Bowen Basin in the 1990’s which although not crossing any of the CMJV operations, assisted with establishing the gross structural architecture of the area. Similarly, regional scale 2D seismic lines have been acquired by Arrow Energy in the early part of this century and data sharing arrangements have provided access to these data.

Coppabella
There are 4 seismic surveys that cover parts of the Coppabella Mine Leases.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
In 2001 a 3D seismic survey was carried out over an area of 1.35km x 0.96km, as was 3km of 2D seismic split into four lines, initiated by NEDO (The New Energy and Industrial Technology Development Organisation). The area of interest was towards the western side of the Johnson pit area. The 3D seismic delineated 2 normal faults and 2 reverse faults. All faults generally trended north-south, with one normal fault trending east-west.
Six Vibroseis 2D seismic lines with a total length of 18 km were commissioned by Macarthur Coal in 2007. The survey was acquired and processed by Velseis and investigated the northern parts of the mine area, extending into the Spring Creek tenement (MDL 494). Horizons and faults were interpreted by Velseis but have been superseded by more recent interpretations incorporating additional survey results. Fifteen Vibroseis and two combined Mini-SOSIE/Vibroseis 2D seismic lines with a total length of 64.2 km were commissioned by Peabody Energy in 2014. The survey was acquired and processed by Velseis and was focused on potential for underground expansion into MDL 494. Three of these lines were acquired in the northwest of the Coppabella Mine Leases. Velseis provided a detailed interpretation of faults and horizons for this survey and forms the base for the current reinterpretation.
The seismic data over Coppabella was re-interpreted along with the exploration drilling results in 2019 by an independent structural geology specialist (Integrated Geoscience Pty Ltd). This work was compiled in a project which included the results from neighbouring tenements and provides a consistent regional structural framework for the Peabody tenements in the northern Bowen Basin (Silwa, 2019).
In August 2018 2D seismic lines totalling 17.9km were acquired and processed by Velseis. These lines were acquired in the eastern and western sides of the Coppabella mine leases. Interpretation of faults and horizons provided by Velseis from this survey also considered select seismic lines from previous surveys. This data is referenced to assist with structural modelling of the coal seams at Coppabella mine.
Moorvale
There have been 3 seismic surveys at Moorvale mine including 3D seismic covering 7.38km². These occurred in 2006, 2007, and 2017.
The 2007 survey covered approximately 4.6 km2 and was acquired within the Moorvale area, Queensland for Macarthur Coal Limited by Velseis Pty Ltd. The 2007 data and 2006 Moorvale Underground 3D data were merged before processing to produce a seismic volume incorporating both surveys and covering a total area of 6.8 km2. These seismic data were processed and interpreted by Velseis Processing Pty Ltd from November 2007 to January 2008.
The 3D data is excellent and is amongst the best Mini-SOSIE data acquired in this area to date. It is believed that the thin and uniform weathering in the Moorvale Underground area has resulted in a seismic volume free from noise and this has produced highly interpretable data.
The principle purpose of the 3D Seismic Survey was to locate faults and other features, associated with the Phillips (PHI) and Leichhardt (LL2) Seams (target seams) that might hinder underground mining operations. The survey achieved this aim. An attempt has been made to accurately characterise structures based on position, seismic displacement and associated width along strike. Throughout the survey area the roof of Phillips Seam has been mapped with a high degree of confidence.
Due to limitations in the vertical seismic resolution of these data, it has not been possible to reliably map the roof of the LL2 seam. Rather the position of this horizon has been derived by bulk shifting the roof PHI seam horizon down to the zero crossing below this Horizon. In the southwest and northeast corners of the survey area, the PHI to LL2 interburden has thickened sufficiently such that a discrete roof reflection is visible and has been mapped.
The 2017 Moorvale survey covers approximately 0.58 km2. It was acquired by Velseis Pty Ltd for Peabody Energy, using the Envirovibe Vibroseis source within the Moorvale Project Area, near Coppabella Queensland, during September 2017. These seismic data were processed and interpreted by Velseis Processing Pty Ltd from October – November 2017.
Data quality for the Moorvale 3D seismic survey was primarily very good. While there were some reduced data quality areas observed in the raw volume, processing greatly improved the signal to noise ratio in these areas, resulting in a processed volume exhibiting strong and

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
primarily continuous reflectors. In general, areas of reduced seismic amplitude are related to structure at the target seam, rather than e.g. unfavourable surface conditions.
Peabody Energy requested that an attempt be made to map the roof of the Leichardt seams and to characterise the structure at the Leichardt Upper (LU) seam. Characterisation of structure refers to providing Peabody Energy with information about structure position, vertical displacement, lateral distance over which the displacement is measured and the confidence level of the interpretation. It was also requested that a reliable horizon depth conversion be undertaken for the LU horizon.
The principle purpose of the 3D Seismic Survey was to locate faults and other features associated with the Leichardt seam which may prove a hindrance to mining operations. The survey achieved this aim, with the identification of a total of 21 structures at the Leichardt seam horizon level. However, it should be noted that there is some redundancy in this total number, as the process of structure classification often requires that a single geological feature be sub-divided into multiple structures with different levels of interpretation confidence.
This data is referenced to assist with structural modelling of the coal seams at Moorvale mine.
Moorvale South
There have been 2 seismic surveys conducted for Peabody in the Moorvale South project area.
During 4th to 6th November 2018, Velseis Pty Ltd acquired approximately 15.4km of 2D seismic data for Peabody Energy, within the Moorvale project areas, Queensland. These data, consisting of 4 Vibroseis lines and a ghost line, were processed by Velseis Processing Pty Ltd during December 2018, with the interpretation completed in February 2019.
Data quality observed is generally very good.
The main purpose of the survey is to locate faults and other structural features associated with the LL2 (Leichhardt) and Vermont Upper (VU) seam roofs, to assist in the planning of mining operations and in the design of future 3D seismic programs in the area.
The 2019 Moorvale South survey covers approximately 1.31 km2. It was acquired by Velseis Pty Ltd for Peabody, using the Vibroseis source within the Moorvale South Project Area near Coppabella Queensland, during May 2019. These seismic data were processed and interpreted by Velseis Processing Pty Ltd from June-August 2019.
Data quality for the Moorvale South 3D seismic survey was primarily very good. While there were some reduced data quality areas observed in the raw volume, processing greatly improved the signal to noise ratio in these areas, resulting in a processed volume exhibiting strong and primarily continuous reflectors.
Peabody requested that an attempt be made to map the roof of the Vermont Upper (VU) and Leichhardt (LL2) seams and to characterise the structure at both seams. The VU seam is the priority target. Characterisation of structure refers to providing Peabody with information about structure position, vertical displacement, lateral distance over which the displacement is measured and the confidence level of the interpretation.
It was also requested that a reliable horizon depth conversion be undertaken for both horizons. Two depth conversions have been performed. The first method involves depth converting the horizons only using formation tops and horizon times to derive a velocity model. The second method involved using a structurally interpolated time-depth model derived from synthetic seismograms. Both the full dataset and the horizons were depth converted in this manner. Note the horizons depth converted using the first method will not honour the depth seismic because the velocity models are different. Both sets of horizons have been supplied.
The principle purpose of the 3D seismic survey was to locate faults and other features associated with the VU and LL2 seams which may prove a hindrance to mining operations. The survey achieved this aim, with the identification of a total of 153 structures at the VU seam and 60 at the LL2 seam. However, it should be noted that there is some redundancy in this total number, as the process of structure classification often requires that a single geological feature be sub-divided into multiple structures with different levels of interpretation confidence.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Intrusive bodies are present in the area. While it was not possible to identify the location of these bodies in the seismic data, attribute maps, particularly seismic amplitude, may be helpful in identifying areas where intrusives are present.
7.3.    Drilling
A total of 4763 exploration holes drilled by Macarthur Coal and Peabody in the CMJV operations tenements. Some quality points of observation have been excluded from the resource estimation due to insufficient core recovery. Details of hole type are presented in Table 7 with hole locations illustrated in Figure 30.

Hole Type	Coppabella	Moorvale	Moorvale South	Total
Chip holes	1471	1039	1034	3544
Core holes	756	336	127	1219
Table 7. Drilling Statistics

Drilling followed industry standard practices where vertical holes are drilled using top-drive, truck mounted exploration drill rigs. The types of exploration drill holes include:

•Chip or rotary holes are drilled with air or water using a blade or PCD (polycrystalline diamond) bit with the chips laid out in 1 m piles on the drill pad. Holes are lined to the base of weathering with PVC or steel casing to ensure that Tertiary sands and gravels and weathered Permian material are isolated from the drilling process. The drill cuttings are geologically logged at 1 m intervals and a suite of downhole geophysical logs are run. The drillers and geologists’ logs are reconciled against the downhole geophysics to establish the exact depth of the seams. Chip holes are used to define oxidation lines and seam splits and are often used as pilot holes for core holes.
•Partially cored holes are generally completed to recover the coal seam for coal quality testing and roof and floor material for dilution and geotechnical testing. Core diameter is typically 4C (100 mm) providing approximately 11.3kg of sample per metre of coal core but other diameter holes such as PQ (93 mm) and HQ (61 mm) are also collected. Downhole geophysical logs are run and used to define structure while samples of whole core are submitted for coal quality analysis. Samples of the stone roof and floor of each seam are routinely analysed for mining dilution studies. A total of 1240 partially cored holes have been drilled on the CMJV project.
•Geotechnical core holes are generally fully cored from surface to 6 m below the floor of the target coal seam. Rock samples are often taken from partially cored holes within 6m above a seam and 6m below the basal target seam. Rock samples are generally collected on one-meter intervals and tested to gain a spread of data for different lithology types for Tri-Axial (3 Stage), UCS, Youngs Modulus with Poisson’s Ratio and Slake Durability. A total of 1423 geotechnical samples have been collected on the CMJV project.
•Gas desorption core holes are generally the same as a partly cored holes except the coal seam is either dedicated to gas desorption testing or is split in half and used for both coal quality and gas testing. A total of 108 gas samples have been collected on the CMJV project.
Downhole geophysical logs are run in boreholes, were conditions allow. The vast majority of the CMJV boreholes are geophysical logged with a minimum gamma, density, and verticality. Wherever it is not possible to geophysical log the borehole it is often excluded from the geological model, unless deemed valid by the QP.
Other tools that are run include, but are not limited to; verticality, resistivity, sonic, acoustic scanner, optical televiewer, and dipmeter.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Resistivity has been routinely used since 2016 at Coppabella mine to assist with the definition of heat affected coal and intrusives in the intruded area within the eastern part of the deposit.
In addition to drilling, a plethora of in-mine seam thickness, structural measurements, and in-pit chip samples are recorded and collected, including:
•Pit survey data (coal roof and floor pickup, base of tertiary, fault mapping, intrusion mapping)
•In-pit geophysical logging of selected blast holes

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Drillholes Others
Drillholes Peabody
2D Seismic
3D Seismic
RCM - Subcrop
CMJV Mining Lease
CMJV Mineral Development Licence
0
5
kilometers
Coppabella Mine
Moorvale Mine
Moorvale South
635,000 mE
640,000 mE
645,000 mE
650,000 mE
655,000 mE
660,000 mE

© COPYRIGHT 2012 PEABODY ENERGY AUSTRALIA
This drawing must not be used, copied or reproduced in whole or part for any purpose , other than which it was supplied without the prior consent of Peabody Energy Australia.

PEABODY AUSTRALIA

Exploration Overview - CMJV

Note: While all reasonable care has been taken to ensure the information contained on this map is up to date and accurate, no warranty is given that the information contained on this map is free from error or omission. Any reliance placed on such information shall be at the sole risk of the user. Please verify the accuracy of all information prior to using it.

Scale: 1:150 000	File: S:\Macarthur\All EPC's\Exploration ENG-20-10-02\Tonnage\SEC \2021\CMJV_mines\Maps\Exploration
Datum: GDA94z55	
Issued: 17/01/2022	Drawn: SS

Figure 30. Exploration Activity Overview Map

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 31. Exploration Activity Coppabella
Figure 32. Exploration Activity Moorvale

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

148.3 °
148.32 °
148.34 °
148.36 °
148.38 °
148.4 °
-22.02 °
-22.04 °
-22.06 °
-22.08 °
-22.1 °
-22.12 °
-22.14 °
seis03_01_680
seis05_03a_680
seis06_01_680
08-CXD-06
ODN_LINE04
ODN_LINE02
ODN_LINE03
ODN_LINE01
Drilling
Peabody Fully Cored
Peabody Chip
Peabody Partly Cored
Others Chip
Others Partly Cored
Seismic
Peabody - 2D Seismic
Arrow - 2D Seismic
Peabody - 3D Seismic
RCM - Subcrop
CMJV Mining Lease
CMJV Mineral Development Licence
0
3
kilometres

© COPYRIGHT 2012 PEABODY ENERGY AUSTRALIA
This drawing must not be used, copied or reproduced in whole or part for any purpose , other than which it was supplied without the prior consent of Peabody Energy Australia.

Peabody

PEABODY AUSTRALIA

Moorvale South - Exploration

Note: While all reasonable care has been taken to ensure the information contained on this map is up to date and accurate, no warranty is given that the information contained on this map is free from error or omission. Any reliance placed on such information shall be at the sole risk of the user. Please verify the accuracy of all information prior to using it.

Scale: 1:60 000	File: S:\Macarthur\All EPC's\Exploration ENG-20-10-02\Tonnage\SEC \2021\CMJV_mines\Maps\Exploration
Datum: WGS 84	
Issued: 24/06/2021	Drawn: SW

Figure 33. Exploration Activity Moorvale South

7.3.1.    Recovery
The bore core is logged for lithology type, structure, coal brightness and rock strength factors by geologists experienced in coal geology. Core recovery is compared to the drillers log, and

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
verified against geophysical logs. Any discrepancies documented. If less than 90% of the target coal seam is recovered, the hole is re-drilled unless the core loss is due to faulting and it is unlikely that a re-drill will improve the recovery.
7.3.2.    Drill Hole Surveys
All drill hole locations have been surveyed by a registered surveyor. All drillhole collars have been compared to the topographic surface model which is based on 1m LIDAR contour data and are within an acceptable range for the purposes of developing a structure model (+/- 2m).
Drill depths are validated by the supervising geologist and are compared to the downhole geophysical logs for exact depth determination. The geophysical contractors which undertake the down hole geophysical logging comply with industry standard calibration techniques (tools are run in a calibration hole where log responses are known, any deviance is resolved prior to dispatching the tool for use on site). In some cases, coal seam intervals with less than 90% linear recovery have been used in the resource estimation have been used due to the consistency of the coal quality.
7.4.    Geotechnical Data
Geotechnical samples of roof and floor rocks have been acquired from core in 143 holes. Floor samples were tested for UCS, moisture, density and slake durability and roof samples were tested for Young's Modulus and Poisson's Ratio / 2 x Sonic Velocity, Hoek 3 Stage Tri-Axial. The results samples are stored in GeoCore with the results of samples from historical holes stored within the Peabody shared drive.
Selected cored sections of HQ holes were logged with Acoustic Scanner for later geotechnical interpretation.
Sonic velocity logs have been acquired from many holes and these can be used to estimate rock strength using a correlation between laboratory derived UCS and the sonic logs.
Averages of rock mass properties utilised at the deposits are listed in Table 8 and Table 9 below.

Material	Unit Weight (kN/m3)	Cohesion (kPa)	Friction Angle Øo
Oxidised Coal	15	0	30
Coal	15	35	30
Fault Zone	24	0	15
HW Sedimentary Rock (Weathered Permian)	22	60	30
Sedimentary Rock (Permian)	24
Carbonaceous Mudstone	22
Quaternary	20	26	26
Yarrabee Tuff	24	5	17
Table 8. Moorvale South rock mass properties

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Material	Unit Weight (kN/m3)	Cohesion (kPa)	Friction Angle Øo
Soil (Tertiary sandy clay)	20	26	26
Soil Unsaturated (Tertiary)	20	50	30
Soil Saturated	20	15	30
Compacted Soil	20	60	30
Remoulded High Plasticity Clay	18	0	10
DW Sedimentary Rock	22	100	30
DW Sedimentary Rock – Blasted	22	40	30
SW Sedimentary Rock	24	150	35
SW Sedimentary Rock – Blasted	18	60	30
Weathered Sedimentary Rock	24	75	30
Weathered Sedimentary Rock - blasted	22	50	30
FR Sedimentary Rock	24	450	42
FR Sedimentary Rock – Blasted	22	100	30
Oxidised Coal	15	0	30
Friable Coal	15	30	35
Siltstone	24	150	35
Carbonaceous Mudstone	24	100	35
Softwall Weathered	24	28	18
DW Basalt	20	75	30
FR Basalt	25	750	45
Sheared Interface	24	0	15
Sheared Floor	24	0	15
Basal Shear	20	0	15
Sheared Lowwall Floor	20	0	15
Fault Zone	24	0	15
Ripped/Dozer Floor	22	23	25
Blasted/Cratered (Heaved) Floor	22	30	28
Dozed Floor Material	22	0	30
Pit Mud	20	0	18
Floor Material	25	350	35
Bedrock	27	200	45
Table 9. Coppabella & Moorvale rock mass properties

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
7.5.    Hydrogeology
During exploration drilling ground water levels are routinely collected from drillers observations and geophysical logging tools. This is gathered by using an electronic dipmeter tool, or in the case of the geophysical logging is captured by the logging operator by analysing the density and gamma tools.
This data is stored with the drilling logs and stored within the geological database.
Various groundwater monitoring bores have been drilled across the CMJV deposits, designed to intersect mainly the Quaternary, Tertiary, and Permian formations.
The hydrostratigraphy across the CMJV comprises:
•Quaternary Alluvium (aquifer) - limited in extent to stream channels and floodplains, the Connors alluvial area in the east has greater potential for groundwater storage and sustainable yield than the Isaac alluvial area in the west;
•Tertiary Formations - Suttor Formation and Undifferentiated Sediments (aquifers and aquitards) - extends across the central and southern parts of the CMJV Area;
•Triassic Formations - Moolayember Formation (aquitard), Clematis Group (aquifer) and Rewan Group (aquitard) - upper formations are limited in extent to the east of the Sites, Rewan Group is regionally extensive in the west of the CMJV Area;
•Late Permian Blackwater Group formation - Rangal Coal Measures, Fort Cooper Coal Measures and Moranbah Coal Measures (coal seam aquifers and confining aquitards) - regionally extensive overburden and interburden with north-west trending coal seams of limited spatial extent sandwiched in-between; and
•Early to Late Permian Back Creek Group (aquitard and hydrogeological basement) - regionally extensive.
Groundwater flow within deeper aquifers (Triassic and Permian) is generally slow, moving from the margins to the central axis of the Bowen Basin, and is confined and isolated hydraulically from shallow aquifers through interbedded aquitards of the Triassic and Permian formations (where present). Locally at the Sites and other mine/CSG operations, steeper groundwater gradients into the open pits/CSG wells will occur due to seepage or depressurisation. Drilled data and water levels also indicate that the shallow and deeper aquifers may be hydraulically isolated.
Regionally extensive faulting is likely to compartmentalise hydrogeological strata with limited lateral hydraulic connectivity and continuity of piezometric levels in deeper strata through major fault zones.
At a smaller scale lateral and vertical groundwater flow is potentially controlled by faults to varying degrees. If faults act as barriers to groundwater flow locally, then groundwater level changes due to varying stresses exerted on the system locally or regionally may be less aerially extensive but locally (near stresses) more severe, whereas faults acting as conduits may produce the opposite Conceptually faults may be both conduits and barriers.
Vertical hydraulic connectivity through confining beds is most likely where the confining units are relatively thin and the local formation pressures are relatively high.
7.6.    Coal Seam Gas Testing
Sampling of contained gas has been conducted on 19 holes within the CMJV deposit.
Gas contents are estimated by containing the coal core sample within a canister immediately after retrieval from the core barrel. Gas is released from the coal as soon as the core is drilled and some gas will therefore be ‘lost’ during core retrieval before containment in the canister. An estimate of the ‘lost’ gas can be determined through measurement of the time since coring and the amount of gas released within the first few minutes after containment (Q1). The canister containing the core is then submitted to a laboratory to measure the amount of gas released after the measurement of Q1 (Q2). Sub-samples are then taken and crushed to measure the amount of gas retained in the coal after measurement of Q1 and Q2 (Q3). The sum of Q1, Q2 and Q3 provides an estimate of the amount of gas contained within the in-situ coal.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
In some instances, the bore core is split after Q2 gas desorption testing has been completed and the bore core split submitted for coal quality testing to maximise data return from the same drill hole.
The majority of gas content testing has been conducted on the main Leichhardt Seam with only a few holes testing the Vermont seam package. Potential for gas make from the Vermont Seams into underground workings within the Leichhardt Lower Seam via faults and goafing.
Isotherm testing has been carried out on a few Peabody holes with additional data provided from available Arrow holes. The testing is aimed at defining methane adsorption isotherm parameters.
Additional data on gas content and behaviour in the deposit is available through data sharing arrangements with coal seam gas explorers in the area.
7.7.    Comments from Qualified Person(s)
It is the opinion of the qualified person that there is adequate exploration undertaken to provide data for the support mineral resources and reserves.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
8.    SAMPLE PREPARATION, ANALYSES AND SECURITY
8.1.    Sampling Method
8.1.1.    Sampling for Coal Quality
The sampling for coal quality analysis at CMJV follows an established internal site guideline to allow for consistency of sample technique and sample intervals. Historical sampling has often been undertaken on a somewhat different guideline that may not align with the current guideline.
CMJV requirements for coal quality core sampling are as follows:
•All coal is required to be sampled.
◦Normal Coal to be sampled separately (Non-heat affected coal with a RD less than 1.45, and high resistivity)
◦Heat Affected Coal to be sampled separately (Mild heat affected coal with a RD of 1.45 – 1.65, and low resistivity)
◦Cindered Coal to be sampled separately (Highly heat affect coal with RD greater than 1.65, and very low resistivity)
◦Intrusion to be sampled separately
•Coal is sampled based on ply intervals advised by the Project Geologist
•A 30-50cm seam roof and seam floor dilution sample is taken for all target seams
•Stone bands of 5cm or greater are sampled separately
•All fines must be collected during the sampling process (usually done with a scoop and small brush)
Coal sample sections begin and end at defined geological boundaries. In the field they are identified and designated before sampling begins. Stone bands may be sampled as part of a seam if less than 5cm. Stone bands greater than this are sampled separately from coal. Core loss must not be included in a sample. Where core loss exists, it will be the boundary separating two different samples (Figure 34).
Figure 34. Schematic of no sampling core loss
All borecores are sampled by brightness profile, efforts are made to not sample across the Ply boundaries.
This is achieved by following the below instructions:
•As per the sampling procedure, sample sizes are not to exceed 50cm with the optimal size from 20 to 30cm as defined by brightness
•Stone bands greater than 5cm are to be sampled separately. Bands smaller than 5cm are to be included at the base of a sample
•Around the plie boundaries and transition for cindered – heat affected coal, samples are not to exceed 20cm in size (Figure 35)
Samples are not combined where there is doubt. “If in doubt sub-sample out!” Sub-samples combined later at the laboratory if necessary but incorrectly combined samples cannot be split, and the sample maybe disregarded.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Figure 35. Quality sampling example around intrusion
Samples are named in accordance with the sampling tickets provided for the project. These are usually a digit unique value and are used to identify samples in the lithology log as well as on the sample sheet.
After coal sample sections have been identified marked and photographed, each sample is double bagged in a plastic bag (Figure 36). Double bagging means collecting sample in one bag and then placing this bag into the second bag. The second bag is labelled with all relevant details including project, borehole ID, sample number and sampled depths. A sample ticket with relevant information is placed inside each bag before sealing the bag with Zip tie.
All samples collected are stored in shade while on site and moved to cool storage area at the end of every shift for storage pending dispatch.
Dispatch of samples occurs as soon as practicable (usually within 7 days) to the laboratory nominated. Laboratory address details and sample information is clearly marked such that the courier company can clearly recognize the details. Samples are prepared for dispatch so that they remain in suitable condition upon arrival at the laboratory.
A sample advice spreadsheet is generated in for each hole prior to dispatch of any samples to the preferred laboratory (Figure 37)

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 36. Example of sample ticket and bag information (from non-CMJV Peabody project)
Figure 37. Example of sample advice sheet
8.1.2.    Sampling from Production
Sampling is undertaken at the Coppabella and Moorvale mine CHPP’s to monitor coal quality from production in the open cut pits and the CHPP’s processing performance. Samples are collected by means of automatic belt samplers and manual belt sample cuts.
Feed samples to both Coppabella and Moorvale CHPP’s are collected every 12hrs. CHPP production samples are taken every 6hrs at Moorvale, and every 4hrs at Coppabella.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
CHPP feed testing includes:
•Ash
•Total Moisture
CHPP product testing includes:
•Ash
•Phosphorous
•Total Sulphur
•Total Moisture
•Inherent Moisture
•Volatile Matter
•Crucible Swelling Number CSN (only at Moorvale CHPP)
8.1.3.    Sampling for Rock Mechanics
At each of the sites, several boreholes have been drilled and sampled to gather data to support the development of Geotechnical Models. The holes and sampling performed has been done over several campaigns, and the sampling and data gathered has varied historically.
The recent sampling for geotechnical analysis at CMJV follows established internal site guidelines to allow for consistency of sample technique and sample intervals. Generally minimum sample sizes for mechanics testing is x3 the diameter of the core e.g. HQ core of 63mm = min sample length of 189mm.
Field sampling is supervised by the exploration geologist who ensures samples are appropriately labelled, bagged and packed ready for dispatch. Samples are transported using the established trucking companies and records of sample receival and delivery are kept.
During the most recent borehole sample acquisition (at Moorvale South), boreholes were logged and photographed by a suitably qualified geotechnical engineer / engineering geologist in general agreement with Australian Standard 1726-2017. Rock samples were selected and wrapped in cling wrap and aluminium foil for transport to the NATA registered laboratory, TriLab Pty Ltd in Brisbane.
8.1.4.    Sampling for Overburden
Sampling is conducted on an as required basis on the overburden for geochemical assessment. The testing program includes pH and electrical conductivity determination, acid base analysis and ne acid generation testing. Sampling advice is provided by site environmental department or by consultants.
8.2.    Laboratory Analyses
8.2.1.    Coal Quality Analysis
Core samples for coal quality are crushed at the laboratory to pass 12.5 mm and split into 2 fractions; one quarter for proximate analysis, three quarters used for washability and clean coal composite testing. Pulps are retained and stored at the laboratory for additional assays and repeat testing where required. Splitting of the sample is done using riffle splitters under industry standards.
Coal quality analysis and testing is generally carried out in three stages:
    Stage 1: Raw Coal Analysis - Individual coal samples or plies
    Stage 2: Float/Sink Analysis - Individual coal plies or working section composites (combinations of coal plies where applicable)
    Stage 3: Extended Analysis (Metallurgical and Marketing Analyses) - conducted on selected boreholes
Stage 3 results were reported on an air-dried basis (ad), dry (d) and dry ash free (daf) as required or appropriate.
Recent testing procedures for CMJV deposits are illustrated in figures 38 - 42 below:

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 38. Coppabella Borecore Treatment Procedure COP_SC_20140305

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 39. Moorvale Borecore Treatment Procedure MV_SC_20150731

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 40. Moorvale Borecore Treatment Procedure MVL_SC_20140319

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Peabody Energy PCI - Moorvale South Pretreatment
[LD Core Procedure 01_issue date 06/09/2018]

1 Coal Program (Coking)
Record Starting Mass
Drop Shatter 20 times from 2 meters
Dry size @ 50mm
Record fractional masses and loss
Hand Knap +50mm material to pass 50mm
Dry size @ 31.5, 16, 8, 4 & 2mm
Record fractional masses and loss
Combine size fractions.
Record starting mass and losses to date.
Wet Tumble with steel cubes for 5 minutes
Wet Size @ 31.5, 16.0, 12.5, 8.0, 4.0, 2.0, 1.0, 0.50, 0.250, 0.125 & 0.063mm
Record fractional mass and loss.
Analyse the following size fractions for Ash
-0.25 + 0.125mm
-0.125 + 0.063mm
-0.063mm
+16.0mm fraction
-16.0+2.0mm fraction
-2.0+0.250mm fraction
-0.250mm fraction
Float/Sink @ 1.30, 1.35, 1.40, 1.45, 1.50, 1.55, 1.60, 1.70, 1.80, 1.90 & 2.00 SG
Weigh & record mass of each fraction.
Analyse each fraction for Ash
Cumulative CSN to 1
Float/Sink @ 1.30, 1.35, 1.40, 1.45, 1.50, 1.55, 1.60, 1.70, 1.80, 1.90 & 2.00 SG
Weigh & record mass of each fraction.
Analyse each fraction for Ash
Cumulative CSN to 1
Float/Sink @ 1.30, 1.35, 1.40, 1.45, 1.50, 1.55, 1.60, 1.70, 1.80, 1.90 & 2.00 SG
Weigh & record mass of each fraction.
Analyse each fraction for Ash
Cumulative CSN to 1
Jameson Cell Flotation
Weigh & record mass of each fraction.
Analyse each fraction for Ash
Cumulative CSN to 1
Prepare a raw coal Composite:
Analyse for
Standard Coking Coal Suite
Reserve all remaining material for clean coal composites

Figure 41. Moorvale South Pre-treatment (LD Core Procedure 01)

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 42. Moorvale South Borecore Treatment Procedure MVS_SC_20190916
Laboratory standards (ASTM D2013-D2013M standards)
All coal quality and geotechnical analysis techniques are per Australian Standards and completed at NATA accredited laboratories
The National Association of Testing Authorities, Australia (NATA) is Australia’s national accreditation body for the accreditation of laboratories, inspection bodies, calibration services, producers of certified reference materials and proficiency testing scheme providers throughout Australia. It is also Australia’s compliance monitoring authority for the OECD Principles of GLP.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Coal quality is expressed in SI units following Australian Standards.
These include AS1038.16 for acceptance and reporting of results, AS 4264.1 for sampling procedures, AS4264.4 for determination of precision and bias and the following standards for specific coal quality testing (Table 10);

NATA Accredited Tests
Hard Coal Test	Abbreviation	Standard/Reference
Abrasion Index	AI	AS1038.19
Adiabatic Self Heating		AL035 (In-House)
Ash	A	AS1038.3
Ash Fusibility		AS1038.15
Carbon		AS1038.6.4
Carbonate Carbon	Cm	AS1038.23
Chlorine	C1	AS1038.8
Crucible Swelling Number	CSN	AS1038.12.1
Dilatometer		AS1038.12.3
Fixed Carbon	FC	AS1038.3
Float/Sink Analysis	F/S	AS4156.1
Forms of Sulphur	FOS [So, Sp, Ss]	AS1038.11
Gieseler		AS1038.12.4.1
Gray King Coke Type	GKCT	AS1038.12.2
Hardgrove Grindability Index	HGI	AS1038.20
Hydrogen	H	AS1038.6.4
Moisture (residual)	Mr	AS1038.3
Moisture Holding Capacity	MHC	AS1038.17
Nitrogen	N	AS1038.6.4
Oxygen	O	AS1038.16
Phosphorus	P	AS1038.14.3*
Relative Density	RD	AS1038.21.1.1
Relative Ignition Temperature	RIT	AL030 (In-House)
Size Analysis		AS3881
Gross Calorific Value	q	AS1038.5
Total Moisture	M	AS1038.1
Total Sulphur	S	AS1038.6.3.3
Volatile Matter	VM	AS1038.3
Ash Analysis		AS1038.14.3 *
Roga Index		ISO335
Caking Index		ISO15585

Hard Coal Test	Abbreviation	Standard/Reference
Proximate Analysis		AS1038.4
Note(s):
1. Acceptance and reporting of results is in accordance with AS1038.16

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

2. Sampling by ACIRL is in accordance with the following, AS4264.1 Sampling Procedures; AS4264.4 Determination of Precision and Bias
3. All analyses reported to Air-Dried Basis unless otherwise indicated.
*4. Ash Analysis performed at ACTest Newcastle laboratory (accreditation 15784/1422).
Non Accredited Tests
Test	Standard/Reference
Drop Shatter	AS2519
Durham Cone	AS1038.25
Froth Flotation	AS4156.2 and Client Specific Procedures
Mineral Matter	AS1038.22
Pre- Treatment	AS2519
Roadway Dusts	QLD Department of Mines and Energy – Quality of incompatible dust, sampling and analysis of roadway dust in underground coal mine – Coal Mining Safety Act 1999 Recognised Standard – No. 05, July 2003
Sapozhnikov	Journal of Mine Metals and Fuels India Oct 1978; GB/T 479-2000 Determination of plastometric indices of bituminous coal
Size Adjustment	AS2519
Table 10 - Relevant Laboratory Standards
8.2.2.    Rock Mechanics Test
The geotechnical engineer provides the advice on the geotechnical analysis for each of the samples obtained.
For the last several years, tests have been performed at TriLabs Brisbane laboratory to appropriate Standards and included: UCS Tests, Multi-Stage Triaxial Strength Tests (at 100, 200, 300 & 500kPa confining pressures), Direct Shear Tests, and Brazilian Tensile Tests.
A summary of rock mass properties utilised by onsite geotechnical engineers in presented in section 7.4, Table 8 and Table 9.
8.2.3.    Overburden Material Test
Sampling is conducted on an as required basis on the overburden for geochemical assessment. The testing program includes pH and electrical conductivity determination, acid base analysis and net acid generation testing. Sampling advice is provided by site environmental department or by consultants.
8.2.4.    Density Determination
Laboratory densities are determined as per the relevant Australian Standard listed in Section 8.2.1 above.
8.2.5.    Analytical Laboratories
Core samples acquired by Peabody were submitted to NATA accredited independent laboratories; namely ALS Richlands (formerly ACIRL), Bureau Veritas Australia and SGS Australia.
8.3.    Sample Security
Field sampling is supervised by the site geologist who ensures samples are appropriately labelled, bagged and packed ready for dispatch. Samples are transported using the established courier companies and records of sample receival and delivery are kept.
Laboratory results are compared to the field logging and downhole geophysics and any irregularities resolved before final validation and upload to the database.
Sample pulps are normally kept at the labs for one year so retesting can occur if required.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
8.4.    Comments from Qualified Person(s)
It is the opinion of the qualified person(s) responsible for this section that there are standards and procedures in place that are adequate for sample preparation, security and analytical testing.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
9.    DATA VERIFICATION
9.1.    Data Verification Procedures
Verification of data gathered in the field takes place in several ways:
•Drill collar locations are recorded using a GPS at the time of drilling and verified against the planned coordinates. The locations surveyed by a licensed surveyor on a regular basis during the drill programs. Comparison between these 2 datasets allows a measure of location accuracy. Older data is checked by comparing collar elevation to the modelled topography grid created from LIDAR contour data which has a nominal vertical accuracy of 0.2 m in cleared areas.
•Geologist logs are reconciled to geophysical logs which have a higher depth precision than normal chip sample and core depths. General practice is to adjust seam depths and sample boundaries using the downhole density log to adjust depths. Generally geophysical tools used can include verticality, gamma, density, resistivity, temperature, sonic, magnetics and acoustic and optical scanners.
•Coal assay results from the NATA registered laboratory are compared with coal lithological logs and the downhole geophysical logs and any discrepancies investigated. Additional checks on assay results include reviewing the relationship between related parameters, such as raw ash and density and raw ash and specific energy. Sample results that do not match the predicted trends are investigated and re-assayed from a stored sample if necessary.
The validation process prior to geological modelling and resource generation involves the following steps:
•Exploration geologist validates all drill hole data following data acquisition and entry by the rig geologist,
•Coal technologist validates coal quality results,
•Project geologist validates all primary data (drill holes, geophysical surveys, ground mapping), coal quality results and external data
•Resource geologist validates all primary and coal quality data, mine operations data and any external data
Validation routines include, but are not limited to:
•Comparison of geology and geophysics in drill holes
•Cross sections of model vs drill holes and geophysical surveys
•Contours of seam thickness, midburden, roof and floor levels to identify anomalies
•Coal quality is compared to a synthetic quality report ran from the quality model, which uses surrounding data to interpolate the estimated quality at the drilled point.
•Surveyed locations are taken for every drilled location. Older data is checked by comparing collar elevation to the modelled topography grid and cross checked with legal description.
•Photographs of chip and core samples are reviewed when validating data.
•Reconciliation of geological model and boreholes against mined out areas
•Statistical review of geological and geotechnical data sets to highlight anomalies and outliers
Peabody’s GeoCore database has built in functionality to allow the user to check drill hole location and elevation; geophysical interpretations; stratigraphic correlations and sample depth/thickness match to laboratory analysis. These data validation tools provide for a robust process to verify historical and newly acquired data in both a systematic and efficient manner. Peabody Australia uses an interface application called Task Manager which is used for data entry, data validation and report generation. This application has additional security measures to limit data entry errors and enforce coding and data formatting requirements.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Mine site visits are conducted by the Qualified Person(s) on a regular interval to validate the geological aspects of the exploration activities and active mining operations.
9.2.    Limitations
There are no limitations to note.
9.3.    Comments from Competent Person(s)
It is the opinion of the qualified person(s) responsible for this section that there are procedures and tools in place for adequate data verification.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
10.    COAL PROCESSING AND QUALITY TESTING
10.1.    Coal Processing and Analytical Procedures
Coal quality estimates are representations of the quality parameters and although they can be considered accurate, they are not always precise due to variability in coal quality.
Coal quality models are estimates and may deviate from true values due to uncertainty in the estimation process. Variation from the true quality properties can be introduced through;
•Incomplete sampling – although intercepts with less than 90% recovery are generally excluded from the model, intervals with up to 10% missing core can be included and this may introduce some error if coal plies are of variable rank and hence different coal products are present
•Incomplete assay – variation in coal analysis procedures over the life of the project due to use of different testing procedures has resulted in some parameters not being tested consistently. An example is previous testing of stone bands contained within the seam were only analysed for ash and moisture; density and volatile matter has been estimated for these samples to complete the full seam section used for compositing
•Deposit specific relationships between coal quality parameters can be determined by constructing a line of best fit or regression equation. The more ash and stony bands in a coal seam, the less carbon, energy and volatile matter. Conversely, the purer the coal, the lower the density and ash constituents. These relationships are used as both checks against received assay results and to estimate missing assay values from incomplete sample results.
•Although rare, the sub-sampling and separation by density in washability analysis can result in insufficient material for detailed coal quality analysis in some fractions. Estimates are inserted to complete the washability tables in some cases.
•The interpolation algorithms used by the modelling software are by definition estimates. These may not account for local variation in properties between drillholes. The geostatistical analysis conducted during resource estimation provides a measure of this variability and determines the categorization of resources into Measured, Indicated and Inferred based on the distance between samples and the variation between seam parameters in these samples
•Reported coal quality is for the full seam/ply which may include non-coal intervals up to 0.30m in thickness, but makes no allowance for dilution or loss during the mining process
•Estimates of clean coal product quality are based on laboratory separations that will not always be exactly reflected in the products of coal processing plants on-site. An example is the measurement of coking and caking parameters which deteriorate with oxidation and are generally underestimated in the exploration samples due to the time delay and sample oxidation between drilling and analysis.
The above limitations are generally true for all resource estimations and are not limited to the CMJV. The variance introduced by these uncertainties is not considered to materially affect the gross coal quality estimates and further exploration will reduce the uncertainty to development and mining.
Estimates of potential product qualities were obtained from compositing washed laboratory results from exploration bore core into clean coal composites. Nominal working sections are used to reflect expected products.
In the case of Moorvale mine due to the limited ply washability data for future open cut mining it was deemed inappropriate to develop specific models for each ply. A universal model was required which incorporated existing working section washability data in conjunction with the ply washability data. Linear multi-variable analysis was used to predict yield and product quality. This was conducted by in-house coal quality specialists. Parameters required for modelling were; simulated product yields, simulated product ash, product volatile matter, and product phosphorus. The linear multivariable analysis equations would then be applied to the raw coal data at a ply level.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Coal Quality Report
Table 11, Table 12 and Table 13 show the average raw seam/ply qualities reported on an air-dried basis of the CMJV deposits.
Table 14 shows to the average simulated seam/ply product ash and yields reported on an air-dried basis of the CMJV deposits.
Table 11. Average Seam Raw Coal Quality for Coppabella deposit (air-dried basis)
In the Coppabella deposit the Leichardt Upper seam is higher ash than the Leichardt Lower seam. The lower volatile matter of the Leichardt Upper and Leichardt Lower 4 seams is partially due to occurrence of the intrusive sills within the top and base of the coal seams at Coppabella that devolatilizes the coal seam.
Table 12. Average Seam Raw Coal Quality for Moorvale deposit (air-dried basis)

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Table 13. Average Seam Raw Coal Quality for Moorvale South deposit (air-dried basis)
Table 14. CMJV Simulated Ash and Yield at Cumulative Float 1.60 rd

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
10.2.    Analytical Laboratories
Laboratories are the same as the ones described in section 8.2.5.
10.3.    Recovery Estimates
Generally, yields are determined from the testing of crushed coal at one size at various densities in a testing process known as float/sink analysis. This analysis is performed by the coal laboratories noted in section 8.2.5 of this report and performed to Australian Standard AS4156.1. Results are combined to represent cumulate float ash and yields through increasing densities at various cumulative fixed densities. This theoretical testing numbers may differ to actual yields that are the result of a variety of sized fractions and densities processed through the CHPP.
Simulated product yield modelling has been undertaken at the CMJV to assist with determining a better accuracy for the recovery of coal by standardizing washability, applying liberation and CHPP circuit segregation models and reconciling against CHPP actuals. This as undertaken by in-house coal quality specialists utilising specialist 3rd party software.
Intrusions present at the Coppabella and Moorvale South deposits can have negative effects on the yields of affect coal seams. As heat affected coals relative density is higher than that of non-heat affected coals, the yields can be lower. This is documented and reflected in the test results at Coppabella and Moorvale South, and used to inform the geological models.
10.4.    Comments from Qualified Person(s)
It is the opinion of the Qualified Person(s) responsible for this section that there are sufficient amounts of data and processes in place to adequately predict coal quality estimates at the stated level of confidence for the deposits in the CMJV.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
11.    COAL RESOURCE ESTIMATES
11.1.    Introduction
A coal resource is an occurrence of material of economic interest in the Earth’s crust in such form, quality, and quantity that there are reasonable prospects for economic extraction. A coal resource is a reasonable estimate of tonnage, taking into account relevant factors such as quality, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all coal tonnage drilled or sampled.
Coal resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured classifications.
11.2.    Geologic Model and Interpretation
The CMJV resources have been modelled over several iterations. Separate geological models are generated for Coppabella, Moorvale, and Moorvale South. Each of these models consists of both a stratigraphic and coal quality model developed as grid surfaces using Maptek Vulcan software as is industry standard in the Bowen Basin.
The models are created using the GDCALC module in Vulcan by using the Integrated Stratigraphic Modelling menu, an audit trail is created within the specification files used in grid generation. The modelling method is based on a hybrid method that utilises both a stacking seam and interburden thicknesses on a reference horizon, and design data from other sources to interpolate the seam structure.
Interpolation of the seam structure grids is based on a triangulation, with seam thickness interpolated using inverse distance squared. A base of weathering model was developed from the drillhole intersections and all final structure grids used to calculate coal tonnes were clipped to this base of weathering surface to ensure oxidised coal was excluded from the coal resource calculations. The structural grid outputs from the models include the structure of seam roof and floor, coal thickness, seam structure thickness, and in the case of Coppabella and Moorvale deposit seam intrusion percentage.
As the Coppabella and Moorvale south deposits contain intrusive sills and dykes within the target seams, an approach to estimate the intrusion was undertaken by calculating the intrusion percentage (waste percentage) within the seams by the following:
•The intruded section of the seam is assigned an in-seam parting code (IG) within drillhole database and the thickness of the intrusion within each ply is modelled.
•This is converted to a “waste percentage” grids per seam/ply by the Equation 1 - Waste (intrusion) percentage calculation.
This allows for the estimation of the net coal within intruded areas of the Coppabella and Moorvale South deposits.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Equation 1 - Waste (intrusion) percentage calculation
Coal quality parameters were modelled in house by the coal quality specialist using third party specialist simulation software. Composites of borehole sample results where individual samples are combined to represent the ply or working section intersection. The initial coal quality sample list was then flagged where samples thickness didn’t match sample depth. Samples were also flagged where either excessive recovery or loss of samples occurred (<90% or >110%). These flagged samples were set for exclusion.
Coal quality grids were developed based on inverse distance squared interpolation for Moorvale and Moorvale South, whereas Coppabella were developed based on kringing interpolation in Golden software surfer and the grids imported to Maptek Vulcan. Quality parameters modelled are listed in Table 15, Table 16, and Table 17. Qualities are modelled on an air-dried basis.

Raw Coal Quality	Product Coal Quality
Moisture % (ad)	Ash % at Cumulative Float 1.40, 1.50, 1.60, 1.65, 1.70, 1.75, 1.80, 1.85, 1.90
Ash % (ad)	Yield % at Cumulative Float 1.40, 1.50, 1.60, 1.65, 1.70, 1.75, 1.80, 1.85, 1.90
Volatile Matter % (ad)	Phosphorous % at Cumulative Float 1.40, 1.50, 1.60, 1.65, 1.70, 1.75, 1.80, 1.85, 1.90
Phosphorous % (ad)	Sulphur % at Cumulative Float 1.40, 1.50, 1.60, 1.65, 1.70, 1.75, 1.80, 1.85, 1.90
Relative Density g/cc (ad)
Sulphur % (ad)
Table 15. Coppabella modelled coal qualities

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Raw Coal Quality	Product Coal Quality
Ash % (ad)	Ash % at Cumulative Float 1.40, 1.50, 1.60,1.70
Volatile Matter % (ad)	Yield % at Cumulative Float 1.40, 1.50, 1.60,1.70
Phosphorous % (ad)	Phosphorous % at Cumulative Float 1.40, 1.50, 1.60,1.70
Relative Density g/cc (ad)
Sulphur % (ad)
Specific Energy mj/Kg (ad)
CSN (a.d.)
Table 16. Moorvale modelled coal qualities

Raw Coal Quality	Product Coal Quality
Ash % (ad)	Ash % at Cumulative Float 1.40,1.45, 1.50, 1.55, 1.60,1.70
Volatile Matter % (ad)	Yield % at Cumulative Float 1.40,1.45, 1.50, 1.55, 1.60,1.70
Fixed Carbon % (ad)	Volatile Matter % at Cumulative Float 1.40,1.45, 1.50, 1.55, 1.60,1.70
Relative Density g/cc (ad)	Sulphur % at Cumulative Float 1.40,1.45, 1.50, 1.55, 1.60,1.70
Specific Energy mj/Kg (ad)	Phosphorous % at Cumulative Float 1.40,1.45, 1.50, 1.55, 1.60,1.70
CSN (a.d.)	CSN at Cumulative Float 1.40,1.45, 1.50, 1.55, 1.60,1.70
Table 17. Moorvale South modelled coal qualities
It is the opinion of the QP that the CMJV geological models adequately reflect the seam depth, thickness and quality parameters for the purposes of estimating contained coal resources to the specified confidence level.
11.3.    Resource Classification
The resource classification used for CMJV encompasses the qualified person’s confidence on the deposit. There were multiple factors used for the final analysis, including data quality, historic local and regional observations, operational history, as well as quantitative analysis.
•Measured resource has the highest level of confidence for the estimated quantity and quality based on the geological evidence and sampling. A set of criteria (Table 19) on the degree of uncertainty is assessed and the low degree of uncertainty normally corresponds to the category of Measured resource.
•Indicated resource has a lower level of confidence than the Measured resource, but a higher level of confidence than the Inferred resource. A set of criteria (Table 19) on the degree of uncertainty is assessed and the medium degree of uncertainty normally corresponds to the category of Indicated resource.
•Inferred resource has the lowest level of confidence. A set of criteria (Table 19) on the degree of uncertainty is assessed and the high degree of uncertainty normally corresponds to the category of Inferred resource.
Estimation of coal resources is based on drill hole intercepts that the QP determines meet the requirements of a Point of Observation (POB). For structural and coal quality POB’s, the hole location must be surveyed, geologically logged and typically would have downhole geophysical logs (gamma and density as minimum). A coal quality POB must also have coal quality analyses of at least 90% of the interval (ash and density as a minimum). Intervals with less than 90% core recovery do not qualify as quality POBs unless otherwise deemed appropriate to be included by the QP.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
The definition of a sample point as a POB provides reasonable confidence that the parameters represented by that sample are valid; accurately located, appropriate lithology and downhole geophysics collected, adequately sampled and assayed by a registered laboratory. The POB then becomes the basis for estimating the properties of the surrounding coal. Analysis of the variability between neighbouring POB’s provides a measure of the distance that coal seam parameters can be extrapolated from a valid POB. This is done through geostatistical analysis based on precision tolerances from global estimation variance; also known as Drill Hole Spacing Analysis (DHSA). The DHSA method of resource classification is both valid and practical for coal deposits as compared to the more complex conditional simulation analysis.
To complete this study, the ArcMap 10.6 geostatistical extension was used to validate and view the normalcy of the input data and construct semi variograms. Once the semi variogram was plotted, the spherical model was fitted to the data using a calculated nugget, range and sill from the optimum model fit. This provides a mathematical function to explain the relationship between real-world values and distances between points. Then, the estimation variance was calculated for a range of test block sizes at varying sizes which in turn was converted to relative error at a 95% confidence. Lastly, the Resource classifications were defined based on relative error precision tolerances of 10%, 20%, 50% for Measured, Indicated and Inferred respectively. These precision tolerances were developed by Bertoli et al (2013) regarding the area of a five-year period. From this study the classification radii, based on the distance of the error tolerance, were used to create Resource classification polygons with individual modifications from supporting data as the QP determines.
The geostatistical analysis was conducted on the raw ash and the thickness variables taken from the points of observation. The most variable result (that results in a smaller spacing) of either the raw ash or thickness is used as a base to classify the resources before any individual modifications are made. In majority of analysis the raw ash was the most variable of parameters. Therefore, the raw ash radii were utilised to classify the resources.
DHSA classifications at Coppabella mine were domained based on the presence of intrusion within the seams. As the eastern side of Coppabella is often intruded this was selected as a separate domain for analysis. Resource classifications were assigned at Coppabella mine based on the Domain and individual seam.
DHSA classifications at Moorvale mine were undomained for analysis and carried out on individual plies.
The smallest spacing of 75m from LL1B ply is due to this being one of the smallest plies (0.8m average) and therefore is greatly affected by minor changes in coal seam thickness. It is recommended to focus on the plies that make up the first 75% of the resource. This is the PHI, LL1T, & LL2. The minimum spacing of these 3 is chosen as the spacing for resource classification. The resource classification radii utilised for Moorvale mine resource classification are 170m measured, 330m indicated, and 760 inferred.
DHSA results were not used for the Moorvale South deposit, as a smaller dataset and north-south distribution of data points for Moorvale South was not optimal in the DHSA analysis. Therefore, resource classifications for Moorvale South are based on the experience and judgement of the QP. The approximate radii of influence for points of observation at Moorvale South is observed to be approximately; measured 250m, indicated 400m, and inferred 700m.
The Resource and Reserve estimates as of December 31, 2021 were calculated using the classification polygons from the geostatistical study with the drillhole spacing highlighted in bold text in Table 18.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Site	Seam	Parameter	Measured	Indicated	Inferred
Coppabella (Central and Western Domain)	Leichardt Upper	Coal Thickness	200	370	795
		Raw Ash	110	215	500
Coppabella (Central and Western Domain)	Leichardt Lower	Coal Thickness	340	610	1480
		Raw Ash	205	385	815
Coppabella (Eastern Domain)	Leichardt Upper	Coal Thickness	130	260	605
		Raw Ash	95	165	335
Coppabella (Eastern Domain)	Leichardt Lower	Coal Thickness	250	415	870
		Raw Ash	95	180	395
Moorvale	Phillips	Coal Thickness	260	430	845
		Raw Ash	205	370	765
	Leichardt Upper 1	Coal Thickness	195	325	610
		Raw Ash	100	185	405
	Leichardt Upper 2	Coal Thickness	105	210	515
		Raw Ash	160	275	540
	Leichardt Lower 1 T	Coal Thickness	200	390	915
		Raw Ash	195	365	800
	Leichardt Lower 1 B	Coal Thickness	185	350	795
		Raw Ash	75	155	380
	Leichardt Lower 2	Coal Thickness	210	405	945
		Raw Ash	170	330	760
Table 18. Radii (m) of influence from Points of Observation derived from Geostatistics

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Source	Degree of Uncertainty
	Low	Medium	High
Exploration	No significant issues. Protocols consistent with industry standards.	Historical information may not capture the array of information now standard. Used in model where more recent drilling validates results.
Sampling method	Standard site operating procedure and guidelines	Sampling sections of coal have changed over time to now sample in more detail. If <90%, data not used. Quality trends across site is fairly consistent.
Sample Prep/Analysis	On site, ASTM accredited and independent contracted lab - consistent with industry standards.
Increased uncertainty for older cores where sample preparation and testing procedures are not recorded. Checked with infill drilling with new core holes for comparison.
Moorvale product simulation via linear multi-variable analysis for historic datasets. Recent drill programs (sampled and tested to negate the need for this

Quality Assurance/Quality Control	Sample prep and analysis procedures follow ASTM and meet current industry standards. Laboratory is NATA certified. Quality is retested to confirm anything that looks abnormal.
Data Verification	Collar and survey are checked and corrected for minor inconsistencies. Holes with unresolved inconsistencies removed. Surveyed top of coal points are used to confirm drillhole structure and further define currently mined areas with minor structural variations.
Database	Location, geological and analytical data in the database verified to the QP's satisfaction. Unverified or questionable data inactivated and not used.
Geologic Modelling	Model is reconciled to production for quantity and quality on an annual basis.
Density	Borecore sample density and inherent moisture tested extensively across sites.
Quantitative analysis (Drillhole Spacing Analysis )
Coppabella Mine domained due to presence of intrusion throughout eastern side of deposit. Ash is the main constraint from the Drillhole Spacing Analysis. Measured drillhole radii for each deposit highlighted within Table 18

Other quality has higher variability such as phosphorous. They are managed through blending. They are not limiting factors for the resources. Indicated drillhole radii for each deposit highlighted within Table 18
Inferred drillhole radii for each deposit highlighted within Table 18
Other Classification Criteria	Based on the QP’s experience, a smaller dataset and north-south distribution of data points for Moorvale South was not optimal in the DHSA analysis. The drill hole spacing for Moorvale South is estimated based on the experience and judgement of the QP:
	< 250 m drillhole radii	< 400 m drillhole radii	drillhole radii < 700 m
Cut Off Criteria (Cut-off grade and metallurgic recovery)	A seam quality cut-off greater than 50% raw ash (air dried moisture basis) is excluded from resources	Product yields may be negatively affected by presence of intrusions. Stockpile blending and control implemented to control yield. Increased exploration drilling density in eastern side of Coppabella to support resource estimation.
Mining Methods	Mature mining technology at existing operation.
Costs	Long operating history with documented cost.
Prices	Established market with long-time customers.
Table 19. Degree of Uncertainty

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 43. Coppabella Mine Resource Classifications - Leichardt Upper
Figure 44. Coppabella Mine Resource Classifications - Leichardt Lower

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 45. Moorvale Mine Resource Classifications

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

635,000 mE
637,500 mE
640,000 mE
642,500 mE
645,000 mE
7,565,000 mN
7,562,500 mN
7,560,000 mN
7,557,500 mN
7,555,000 mN
7,552,500 mN
Moorvale Mine Leases
ML 70355
Olive Downs B
MDL 3034
Moorvale South
ML 70354
Olive Downs A
Resource Category
Measured
Indicated
Inferred
Reserve
Point of observation
Subcrop
CMJV Mining Lease
CMJV Mineral Development Licence
0
3
kilometers
N

© COPYRIGHT 2012 PEABODY ENERGY AUSTRALIA
This drawing must not be used, copied or reproduced in whole or part for any purpose , other than which it was supplied without the prior consent of Peabody Energy Australia.

Peabody

PEABODY AUSTRALIA

Moorvale South - LL2 Resource

Note: While all reasonable care has been taken to ensure the information contained on this map is up to date and accurate, no warranty is given that the information contained on this map is free from error or omission. Any reliance placed on such information shall be at the sole risk of the user. Please verify the accuracy of all information prior to using it.

Scale: 1:60 000
Datum: GDA94z55
Issued: 24/01/2022
File: S:\Macarthur\All EPC's\Exploration ENG-20-10-02\Tonnage\SEC\2021\CMJV_mines\Maps\MVS Resources
Drawn: SS

Figure 46. Moorvale South resource classifications – Leichardt Lower 2

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

635,000 mE
637,500 mE
640,000 mE
642,500 mE
645,000 mE
7,565,000 mN
7,562,500 mN
7,560,000 mN
7,557,500 mN
7,555,000 mN
7,552,500 mN
Moorvale Mine Leases
ML 70355
Olive Downs B
MDL 3034
Moorvale South
ML 70354
Olive Downs A
Resource Category
Measured
Indicated
Inferred
Reserve
Point of observation
Subcrop
CMJV Mining Lease
CMJV Mineral Development Licence
0
3
kilometers
N

© COPYRIGHT 2012 PEABODY ENERGY AUSTRALIA
This drawing must not be used, copied or reproduced in whole or part for any purpose , other than which it was supplied without the prior consent of Peabody Energy Australia.

Peabody

PEABODY AUSTRALIA

Moorvale South - LL3 Resource

Note: While all reasonable care has been taken to ensure the information contained on this map is up to date and accurate, no warranty is given that the information contained on this map is free from error or omission. Any reliance placed on such information shall be at the sole risk of the user. Please verify the accuracy of all information prior to using it.

Scale: 1:60 000	File: S:\Macarthur\All EPC's\Exploration ENG-20-10-02\Tonnage\SEC \2021\CMJV_mines\Maps\MVS Resources
Datum: GDA94z55	
Issued: 24/01/2022	Drawn: SS

Figure 47. Moorvale South resource classifications – Leichardt Lower 3

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

635,000 mE
637,500 mE
640,000 mE
642,500 mE
645,000 mE
7,565,000 mN
7,562,500 mN
7,560,000 mN
7,557,500 mN
7,555,000 mN
7,552,500 mN
Moorvale Mine Leases
ML 70355
Olive Downs B
MDL 3034
Moorvale South
ML 70354
Olive Downs A
Resource Category
Measured
Indicated
Inferred
Reserve
Point of observation
Subcrop
CMJV Mining Lease
CMJV Mineral Development Licence
0
3
kilometers
N

© COPYRIGHT 2012 PEABODY ENERGY AUSTRALIA
This drawing must not be used, copied or reproduced in whole or part for any purpose , other than which it was supplied without the prior consent of Peabody Energy Australia.

PEABODY AUSTRALIA

Moorvale South - VU Resource

Note: While all reasonable care has been taken to ensure the information contained on this map is up to date and accurate, no warranty is given that the information contained on this map is free from error or omission. Any reliance placed on such information shall be at the sole risk of the user. Please verify the accuracy of all information prior to using it.

Scale: 1:60 000	File: S:\Macarthur\All EPC's\Exploration ENG-20-10-02\Tonnage\SEC \2021\CMJV_mines\Maps\MVS Resources
Datum: GDA94z55	
Issued: 24/01/2022	Drawn: SS

Figure 48. Moorvale South resource classifications - Vermont Upper

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
11.4.    Coal Resource Estimates
Resources have been classified (Table 20) and reported in accordance with the Regulation S-K (Subpart 1300). Resources are classified into “Measured”, “Indicated” and “Inferred” categories based on the distribution of borehole intersections and coal quality data.
Estimation of the Coal Resources are mainly determined by geological criteria and property control boundaries along with the potential of current or future economic viability utilizing available mining technologies. The Coal Resource estimates for CMJV provided are on an insitu basis exclusive of these Coal Reserve estimates.
Coal resource estimates are based on the following:
•Constrained to lease boundaries
•Open cut resources are limited to the area defined by the Maptek Vulcan Pit Optimiser module (process discussed page 86) utilising a 50% increase (Revenue Factor 150% or RF150) on long term pricing expectations, except for Moorvale South MDL 3034 where open cut resources are limited to 150m depth of cover
•Minimum mining thickness of 0.3m for open cut
•Minimum mining thickness of 2m for underground resources
•Underground resources excluded in areas of seam dip exceeding 15 degrees
•Underground resources depth cut-off at 500m depth of cover, with exception of Moorvale Mine depth cut-off at 300m depth of cover
•A seam quality cut-off greater than 50% raw ash (air-dried moisture basis) is excluded from resources
•There are no yield cut-offs applied
•No weathered coal included
•Intrusive sills and dykes within seams are excluded from the resources
•Heat-affected coal is included in the resources
The in-situ density grid utilized to generate resource estimates was calculated from the relative density grids and inherent moisture grids using the Preston and Sanders formula assuming an in-situ moisture of 6% for Coppabella and Moorvale South deposits. An in-situ moisture of 5.7% was assumed for the Moorvale deposit which is based on knowledge of in-situ moisture from surrounding areas.
        Equation 2 - Preston and Sanders Formula
The CMJV contains a total resource estimate of 231.3 million tonnes, exclusive of reserves (Table 20).

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
11.5.    Coal Resource Statement

Deposit	Seam	Measured					Indicated					Inferred					Total				
		Insitu Tonnes (millions)	%Ash (a.d)	%VM (a.d.)	%Phos (a.d.)	CSN	Insitu Tonnes (millions)	%Ash (a.d.)	%VM (a.d.)	%Phos (a.d.)	CSN	Insitu Tonnes (millions)	%Ash (a.d.)	%VM (a.d.)	%Phos (a.d.)	CSN	Insitu Tonnes (millions)	%Ash (a.d.)	%VM (a.d.)	%Phos (a.d.)	CSN
Coppabella	Leichardt Uppers	1.9	22.1	12.2	0.117		4.7	22.6	10.4	0.111		23.0	19.9	10.8	0.092		29.6	20.5	10.8	0.097	
	Leichardt Lowers	14.2	15.0	13.2	0.114		54.7	13.6	13.0	0.092		67.3	14.0	12.8	0.086		136.2	14.0	12.9	0.092	
Coppabella	***All seams***	*16.1*	*15.8*	*13.1*	*0.114*		*59.4*	*14.3*	*12.8*	*0.094*		*90.3*	*15.5*	*12.3*	*0.088*		*165.8*	*15.2*	*12.5*	*0.093*	
Moorvale	Philips	4.0	16.5	17.1	0.106	2	1.8	16.3	17.1	0.129	3	-					5.8	16.4	17.1	0.113	2
	Leichardt Uppers	3.7	22.0	16.1	0.117	1	1.7	20.4	15.8	0.114	1	-					5.4	21.5	16.0	0.116	1
	Leichardt Lowers	14.9	17.9	16.8	0.112	2	13.4	16.9	16.7	0.103	2	6.5	15.9	16.7	0.085	2	34.8	17.1	16.7	0.103	2
Moorvale	***All seams***	*22.6*	*18.3*	*16.7*	*0.112*	*2*	*16.9*	*17.2*	*16.7*	*0.107*	*2*	*6.5*	*15.9*	*16.7*	*0.085*	*2*	*46.0*	*17.5*	*16.7*	*0.106*	*2*
Moorvale South ML	Leichardt Lower 2	2.8	16.5	18.5		2	0.2	13.5	18.1		2	0.2	19.7	19.3		3	3.2	16.5	18.5		2
	Leichardt Lower 3	0.9	26.6	18.0		4	-					0.2	28.5	18.2		6	1.0	27.0	18.0		4
	Vermont Upper	0.5	13.3	18.6		5	0.4	15.9	15.5		3	0.6	14.5	16.4		3	1.2	14.3	17.1		4
Moorvale South ML	***All seams***	*4.2*	*18.3*	*18.4*	*-*	*3*	*0.6*	*15.1*	*16.4*	*-*	*3*	*1.0*	*18.3*	*17.3*	*-*	*4*	*5.4*	*18.0*	*18.1*	*-*	*3*
Moorvale South MDL	Leichardt Lower 2	-					5.7	19.7	18.4		1	3.9	17.1	17.6		2	9.6	18.6	18.1		2
	Leichardt Lower 3	-					0.7	17.1	19.3		7	0.6	21.7	17.8		6	1.3	19.3	18.6		6
	Vermont Upper	-					1.7	14.7	18.3		5	1.4	13.0	18.1		4	3.2	13.9	18.3		4
Moorvale South MDL	***All seams***	*-*	*-*	*-*	*-*	*-*	*8.1*	*18.4*	*18.5*	*-*	*2*	*5.9*	*16.6*	*17.7*	*-*	*3*	*14.1*	*17.6*	*18.2*	*-*	*3*
CMJV Total		**42.9**					**85.0**					**103.7**					**231.3**

Table 20. Coal Resources in Million tonnes at 100% basis (Exclusive of Reserves)
*Raw phosphorous not modelled for Moorvale South ML & MDL, raw CSN not modelled for Coppabella

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
11.6.    Comments from Qualified Person(s)
Raw CSN has not been modelled or estimated for the Coppabella deposit as it is not considered a significant parameter for the PCI coal products produced at Coppabella mine. Raw phosphorous has not been modelled and estimated for Moorvale South deposits as phosphorous is tested in the clean coal composite stage of analysis. Simulated cumulative float density product qualities have been modelled for Moorvale South deposits that include Phosphorous. Cumulative float density qualities for all seams within the Moorvale South deposit phosphorous values range from 0.002% - 0.254% a.d., with an average of 0.056% a.d.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
12.    COAL RESERVE ESTIMATES
12.1.    Introduction
A Coal Reserve is the economically mineable part of a Measured and/or Indicated Coal Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies as appropriate that include application of Modifying Factors. Modifying Factors include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Coal Reserves are sub-divided, in order of decreasing geological confidence, into Proven and Probable classifications.
Proven Coal Reserves - Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. A Proven Coal Reserve can only result from a Measured Coal Resource.
Probable Coal Reserves - Reserves for which quantity and grade and/or quality are computed from information like that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. Although a Probable Coal Reserve is typically associated with Indicated Coal Resources, it can also result from a Measured Coal Resource when the application of modifying factors present a higher risk to conversion of that Resource to a Reserve.
12.2.    Coal Reserves Estimates
12.2.1.    Reserve Classification
Economic limits for the mine plans developed for SEC reserves were determined using the Pit Optimiser module from Maptek’ s Vulcan software. The geological model was converted to a mining model by following process:
•Modelled Air-dried densities were converted to Insitu densities using Preston Sanders conversion.
•Any intrusive material contained within the coal seam that had been identified by the modelling geologist was converted to waste and removed from Insitu coal.
•All tonnes that had been classed as inferred were converted from coal to waste - consistent with requirements of §229.1302(e)(6)
•Mineable working sections were identified based on a minimum mining thickness, for both waste and coal, of 0.3m.
•Loss and dilution were then applied to the working sections.
•Product tonnes were then calculated by multiplying the clean coal component of the ROM tonnes by the imported modelled yield.
•A moisture adjustment from plant feed to product was then completed to report product tonnes at product moisture. All product qualities were reported on an air dried basis.
After completing the mining model process, revenue and costs were determined for each of the blocks in the block model by:
•Assuming revenues for products utilising long term benchmark pricing developed internally, but based on broker consensus, and adjusted for site/product specific qualities
•Mining costs were determined from historical activity costs for:
◦Drilling and Blasting of insitu waste material
◦Removal of pre-strip and overburden/interburden waste material by current excavator and shovel fleets

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
◦At Coppabella, have assumed removal of the last 50m of waste above the coal by Dragline. Rehandle for the dragline was determined using curves that have been developed for the site’s mid-term scheduling model.
◦Mining of ROM coal and haulage to the ROM stockpile.
◦Processing of ROM coal through the onsite Coal Handling and Preparation plant (CHPP) and loading of product coal onto trains.
•Allowances for overhead costs (site and off site) were accounted for
•Costs for rail haulage of the product coal to port and loading the product coal onto ships are also applied.
•Queensland Government royalties were applied based on the assumed price and using the parameters as defined in Queensland Public Ruling MRA001.2. (summarized in table below)
Table 21. Qld Govt Royalty Rates
•Overall margin for each block was determined by the difference between revenue and costs.
After all the costs and revenues had been applied to the model it was then processed through the Vulcan Pit Optimiser module. An overall slope angle of 31 degrees for all blocks was assumed. (This slope angle aligned to current end wall designs being implemented at Coppabella). The pit optimiser then determined which coal blocks had a positive margin based on all of the input assumptions and generated an economic pit. These economic pits were then used as the basis for the pit shell designs used to develop mine plans to support the estimates of Reserves.
The LOM Plan projections and timing were developed by Peabody based on the estimated economic pit layouts to maximize economic coal recovery within the existing Mining Lease areas, while excluding resources considered to be ‘Inferred’.
Mining models have been developed in SPRY software to apply modifying factors and develop schedules, utilizing design block volumes and quality information from geologic model grids developed in Vulcan software. The output schedule of coal production from this process was used in the economic cash flow analysis.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Key assumptions used within the mining models are:

	Coppabella	Moorvale	Moorvale South
Minimum Mining Thickness	0.30m	0.30m	0.30m
Inherent Moisture	As modelled	1.6%	As modelled
Insitu Moisture	6.0%	5.7%	6.0%
ROM Moisture	7.0%	6.1%	7.0%
Product Moisture	9.0%	9.5%	9.0%
Roof Loss	0.30m	4%	0.075m
Floor Loss	0.20m		0.075m
Edge Loss	1.5m
Fault Loss Recovery Factor	92.2%
Roof Dilution	0.10m	5%	0.075m
Floor Dilution	0.15m		0.075m
Edge Dilution	0.30m
Dilution Density	2.4 t/bcm	2.1 t/bcm	2.2 t/bcm
Dilution Ash	80%	80%	80%
Dilution Yield	zero	zero	zero
Dilution Product Ash	Allowance made in CQ modelling	Allowance made in CQ modelling	Allowance made in CQ modelling
Table 22. Mining Model Assumptions
12.2.2.    Mining Loss and Dilution
Loss and dilution assumptions are applied to the working sections as described in Table 22.
12.2.3.    Coal Product Quality
Product Qualities are developed in the Coal Quality model, which simulates plant performance based on the laboratory washability results. Allowances are made for product degradation as a result of dilution during this modelling stage. The mining model also assumes dilution, but these dilution assumptions only impact the modelled ROM tonnes and overall yields.
Various wash plant density float points are outputs from the mine schedule, and a blending spreadsheet tool has been used to determine the final product coal types (e.g. LV 9.0% Ash PCI, LV 9.5% Ash PCI, LV 10.0% Ash PCI, Semi-Hard Coking Coal, Weak Coking Coal, 15% or 23% Ash Thermal) based on optimizing the expected margin per ROMt.
12.2.4.    Reporting
Reserves are calculated utilizing the Mining Models developed in SPRY, with classification to Proven and Probable based on Resource classifications and review of Modifying Factors. Following the application of appropriate Modifying Factors, Measured Resources within the defined Mine Plan are converted directly to Proven Reserves and, likewise, Indicated Resources are converted to Probable Reserves. There are no Inferred Resources included in Reserves, or in the mine plan which supports the economic assessment of the Reserves.
12.3.    Coal Reserves Statement

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Peabody estimates a total of 32.9Mt of ROM Reserves for the CMJV opencut mines on a 100% ownership basis. Of the total ROM reserve, 21.9Mt was assigned to the Proven category directly from the Measured Resource portions. The remaining 11.0Mt of ROM reserve was assigned to the Probable category. The following Tables summarise the Reserves from the CMJV, including estimates for the reserve attributable to Peabody.

Site	Run of Mine Reserves	Quantity (Mtonnes) @100%	Quantity (Mtonnes) @73.3% Peabody Share	Ash (% arb)	As - Received Moisture (%)	Inherent Moisture (%)
Coppabella	Proven Coal Reserves	12.8	9.4	17.0	7.0	1.6
	Probable Coal Reserves	7.1	5.2	20.6	7.0	2.0
	Site Sub-Total	19.9	14.6	18.3	7.0	1.7
Moorvale	Proven Coal Reserves	2.5	1.9	20.4	6.1	1.6
	Probable Coal Reserves	0.0	0.0	-	-	-
	Site Sub-Total	2.5	1.9	20.4	6.1	1.6
Moorvale South	Proven Coal Reserves	6.6	4.8	21.6	7.0	1.5
	Probable Coal Reserves	3.9	2.9	18.4	7.0	1.4
	Site Sub-Total	10.5	7.7	20.4	7.0	1.5
CMJV TOTAL	Proven Coal Reserves	21.9	16.1	18.8	6.9	1.6
	Probable Coal Reserves	11.0	8.1	19.8	7.0	1.8
	TOTAL	32.9	24.1	19.1	6.9	1.6
Table 23. Run of Mine (ROM) Reserves Summary
The ROM Reserves are converted to Marketable Reserves through application of simulated plant yield and product data contained within the mining model scheduled results. The resulting Marketable Reserves are summarized below.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Site	Marketable Reserves	Quantity (Mtonnes)	Quantity (Mtonnes) @73.3% Peabody Share	Ash (% adb)	Phos (% adb)	Sulphur (% adb)	Volatile Matter (% adb)	As - Received Moisture (%)
Coppabella	Proven Coal Reserves	10.4	7.6	8.9	0.072	0.22	10.3	9.0
	Probable Coal Reserves	4.9	3.6	9.4	0.071	0.19	8.6	9.0
	Site Sub-Total	15.3	11.2	9.1	0.072	0.21	9.8	9.0
Moorvale	Proven Coal Reserves	2.0	1.4	11.8	0.121	0.28	16.2	9.5
	Probable Coal Reserves	0.0	0.0	-	-	-	-	-
	Site Sub-Total	2.0	1.4	11.8	0.121	0.28	16.2	9.5
Moorvale South	Proven Coal Reserves	4.4	3.3	11.0	0.059	0.41	18.4	9.0
	Probable Coal Reserves	2.8	2.0	9.7	0.062	0.39	17.4	9.0
	Site Sub-Total	7.2	5.3	10.5	0.060	0.40	18.0	9.0
CMJV TOTAL	Proven Coal Reserves	16.8	12.3	9.8	0.074	0.28	13.1	9.1
	Probable Coal Reserves	7.7	5.6	9.5	0.068	0.26	11.8	9.0
	TOTAL	24.4	17.9	9.7	0.072	0.27	12.7	9.0
Table 24. Marketable Reserves Summary
The following figures illustrate the Reserve classification for each of the properties, with grey shaded areas inside the green polygons representing Proven Reserves. Areas outside of the green polygons but within the orange polygons represent the Probable Reserve areas.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 49. Coppabella Leichardt Lower Seam Reserve Classification
Figure 50. Coppabella Leichardt Upper Seam Reserve Classification

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 51. Moorvale Reserve Classification
Figure 52. Moorvale South LL2 (left) and LL3 (right) Seam Reserve Classification

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Figure 53. Moorvale South VU (left) and VL1 (right) Seam Reserve Classification
12.4.    Comments from Qualified Person(s)
A basic assumption of this report is that the estimated Coal Reserves have a reasonable prospect for continued development under current foreseeable circumstances and assuming a reasonable outlook for all issues that may materially affect the reserve estimates.
Failure to achieve reasonable outcomes in the following areas could result in significant changes to reserves.
•The CMJV will continue to maintain sales at or above the forecasted market price.
•The CMJV will continue to satisfy obligations of mining and environmental permits to conduct operations to the currently defined ultimate pits.
Except as stated herein, the Qualified Person is not aware of any modifying factors that would be of sufficient magnitude to warrant excluding reserve tonnage below the current design limits.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
13.    MINING METHODS
13.1.    Introduction
Conventional open cut mining methods are used at the CMJV Coal Mines.
Coppabella utilizes a dragline and two electric rope shovels to perform the majority of overburden waste removal, supplemented by diesel hydraulic excavators, which are also used to mine the coal. Moorvale and Moorvale South use diesel hydraulic excavators only. All mines utilize cast and dozer push operations where applicable.
13.2.    Mine Design
13.2.1.    Geotechnical Considerations
All Peabody Energy open-cut operations are required to have a geotechnical management system that provides a framework to assist relevant mining personnel (including contactors and consultants) relating to the application of sound ground control practices at their respective operations. A Geotechnical Hazard Management Plan (GHMP) is developed to ensure that Principal Hazards associated with geotechnical features of the mine environment are effectively managed.
Typical slope design parameters for excavations and dumps for the operating mines and projects of the CMJV are shown in the following sections. Local conditions may require variance to these parameters.
Excavated Slope Design Specifications
Figure 54. Typical Excavation Slope Design - Coppabella Mine

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Pit Wall	Individual Batter Height	Individual Batter Angles		Overall Slope Angle(2)
		Weathered	Fresh
Pre-Strip (Above base of weathering)	<40m	63°	63°	37°
Dragline Highwall	<67m(3)	45°-70°	45°-70°	45°-70°
Dozer Highwall	<60m	45°	70°	42°
Endwalls	<40m(3)	45°	45°-70°	45°
(1)    Material dependent. Refer to Geotechnical design check list.
(2)    Measured from floor of coal to low wall crest
(3)    Measured from floor of coal
Table 25. Slope Design specifications for excavations at Coppabella Mine

Pit wall	Batter angle (°) Toe to crest		Batter height (m)	Overall slope angle (°) toe to toe	Catch Bench width (m)
	Weathered	Fresh
F-pit highwall	63	70	<=60	<=50	20
C-pit highwall	63	70	<=60	<=50	20
G-pit highwall	63	70	<=60	<=50	20
Free dig batters	63			63
Table 26. Slope Design specifications for excavations at Moorvale Mine
Figure 55. Typical Excavation Slope Design – Moorvale South

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Dump Design Parameters and Recommendations
Dump design slopes for the CMJV mines are shown below. The typical pit floor at each of the mine locations exhibit low strength, so floor treatment (blasting or ripping) to disrupt potential failure planes is generally required. This is particularly true where the floors are steeply dipping.
Figure 56. Typical Dump Slope Design - Coppabella Mine

Pit Wall	Individual Batter Height	Individual Batter Angles		Overall Slope Angle(2)
		Weathered	Fresh
Lowwall	<60m(3)	37°	37°	25°
T&S Dumps	<40m(1)	37°	37°	25°
(1)    Material dependent. Refer to Geotechnical design check list.
(2)    Measured from floor of coal to low wall crest
(3)    Measured from floor of coal
Table 27. Dump Slope Design specifications for Coppabella Mine
Figure 57. Typical Dump Slope Design - Moorvale Mine

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Pit wall	Batter angle (°) Toe to crest		Batter height (m)	Overall slope angle (°) toe to toe
	Weathered	Fresh
F-pit lowwall	37	37		<=26
C-pit lowwall	37	37		<=26
G-pit lowwall	37	37		<=26
F-pit spoil dump in-pit	37	37	Up to 20	26
C-pit spoil dump in-pit	37	37	Up to 20	26
G-pit spoil dump in-pit	37	37	Up to 20	26
Table 28. Dump Slope Design specifications for Moorvale Mine
13.2.2.    Hydrological Considerations
Operating mines within the CMJV are required to abide by conditions stated within the Environmental Authority (EA) issued for each site. At each of the CMJV’s sites, surface water run-off that has been impacted by the activities of mining may only be released into the surrounding environment under certain prescribed conditions. To control the flow, each site has a surface water management plan, the general principles of which are as follows:
•The fullest separation possible of worked water, surface water and diverted runoff;
•Minimise the area and exposure time of surface disturbance that has the potential to create poor quality surface runoff, thus minimising the volume of worked water runoff;
•Collect and contain on site all potential worked water in dedicated worked water storages. The worked water storages will be used as the primary water source for the Coal Handling Preparation Plant (CHPP) and for dust suppression;
•Collect and treat any surface water runoff in a controlled manner in accordance with the site Erosion and Sediment Control Plan (ESCP);
•Minimise the potential for generation of “industrial” worked water. Examples include installing a roof over the bunded areas, use oil and water separators, or collect and contain the potentially contaminated water within the bunds and transfer it to the worked water storages; and
•Maximise the use of on-site water and thus minimise the need for importing external water. Allow for discharge of Worked Water and Stormwater under EA conditions, whilst preventing uncontrolled discharges, to minimise impacts to the receiving environment’s water quality.
•Manage all regulated dams in accordance with the EA conditions, based on the regulated structure guidelines to minimise the risk of catastrophic failure.
•Final landforms developed to ensure partially water-filled residual voids act as groundwater sinks and are non-polluting.
Schematics illustrating the Water Management systems of each of the CMJV sites are included below:

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 58. Coppabella Water Management Schematic
Figure 59. Moorvale Water Management Schematic

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 60. Moorvale South Water Management Schematic
Groundwater in the Bowen Basin is generally closely associated with the coal seams and, as a result, has high conductivity and high total dissolved solids due to the predominance of sodium, magnesium and chloride ions. The groundwater is suitable for industrial purposes. The quantity of groundwater typically does not cause disruption to mining operations in open cut pits.
13.3.    Mine Plan
13.3.1.    Mining Process
The general sequence of open cut mining is as follows:
1.    Vegetation clearance and removal (including mulching).
2.    Topsoil/subsoil stripping by scrapers and/or dozers with additional loading and haulage undertaken with excavators and truck. Stripped topsoil is used directly in progressive rehabilitation or is placed in stockpiles for later re-use.
3.    Drilling and blasting of overburden, with some waste rock ‘cast blast’ into the adjacent mined-out strip.
4.    In appropriate pit geometries, dozer pushing of blasted overburden into the adjacent mined-out strip to expose the target seam, or removal with excavator and haul truck. Coppabella also utilizes a dragline to expose the main target seam.
5.    Where required, drilling and blasting plus ripping of coal/parting material.
6.    Mining of exposed coal seams by excavator and loading into haul trucks for transport directly to the ROM dump hopper or ROM pads.
7.    Interburden/parting material is then drilled and blasted, ripped, pushed or excavated and hauled to expose the underlying working coal sections.
8.    Coarse rejects and tailings from the CHPP are selectively placed within mine voids, waste rock emplacements and approved co-disposal storage facilities.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
9.    Hauled overburden/interburden/parting material is placed within mine voids and associated waste rock emplacements to develop the final landform.
10.    Progressive landform profiling and rehabilitation of mine voids and waste rock emplacements. In some areas, temporary rehabilitation is undertaken to stabilise landforms until further mining operations are carried out in the future.
ROM coal is either hauled directly to a ROM dump hopper and conveyed to the CHPP for processing, or delivered to ROM pads and later rehandled to the ROM dump hopper using a front end loader and trucks.
These mining methods have been used for many years to successfully recover coal at the Coppabella and Moorvale operations. There are no current plans to mine coal on the CMJV mining leases by underground methods, however this has been considered in the past and will continue to be evaluated in the future.
13.3.2.    Production Schedule
Mine Schedules have been developed within SPRY software. The scheduling is based on mining operations that are performed utilizing 12 hours/shift, 2 shifts/day, 7 days/week as per current practice at the CMJV. The Time Usage Model (TUM) includes month by month allowances for changes in weather delays, which are reflective of historic rain, fog, and other weather-related interruptions experienced at each operation. Similarly, known maintenance shutdowns are planned at specific times, with general availability applied where that level of planning isn’t prepared. As a ‘greenfield’ site, Moorvale South has adopted a similar TUM to Moorvale, with allowances made for additional travel time anticipated.
Mining Loss, Dilution and Moisture adjustment factors have been previously described in Table 22.
The results of these plans are illustrated in the following Physicals charts. It should be noted that these plans don’t necessarily represent the current planned Life of Mine for each of the sites, but have been prepared for the purpose of reporting Reserves according to rule SK-1300.
Figure 61. CMJV Reserves Plan Prime Waste Schedule Results
Prime waste movement is primarily driven by the amount of excavators operating, with short term peaks and troughs the result of cast blasting activity in the lower waste horizons at Coppabella and Moorvale.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 62. CMJV Reserves Plan ROM Coal Schedule Results
ROM Coal Mining remains relatively steady at Coppabella, which is a result of all coal being exposed by the dragline. The coal mining at Moorvale is very sporadic, driven by the depth of cover and multiple waste horizons that need to be removed before coal can be mined. To maintain a steadier stream for processing, and to satisfy coal quality blending requirements, coal is planned to be stockpiled at each site.
It should be noted that the plans developed for modelling the economics to support the estimates of Reserves were based on the Life of Mine Plans developed for Coppabella and Moorvale in mid-2021, using projected year-end face positions from a plan starting at the end of May 2021. The Reserve estimates stated in this report are based on actual face positions at the end of December, 2021. The difference between the projected and actual remaining Product Tonnes is ~0.6Mt or ~2% of the total Reserve estimate. This difference is not considered to be material to the economic modelling supporting the estimate of Reserves for the CMJV.
Figure 63. CMJV Reserves Plan Product Coal Schedule Results

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
The following images show the general sequence of mining at each of the CMJV sites for the mine plans supporting the Reserves estimated.
Figure 64. Coppabella Reserves Mining Sequence
Mining at Coppabella is currently planned to operate out of a single pit area progressing to the north.
The site’s current LOM plan assumes mining through an area of lower geological confidence – this area is underneath an overburden dump placed when the mine commenced operations. Although ‘sterilisation’ drilling was done before the dump was placed, it focused primarily on structural geology, with only a few quality holes included in the program. These holes were generally sampled on intervals that don’t allow the data to be included in the current coal quality model, which has reduced the geological confidence of this area to Inferred. As a result, in accordance with the requirements of SK-1300, an alternate mine plan excluding the Inferred quantities (by modelling them as waste) has been developed, resulting in the pit extents and sequence illustrated.
The site’s current LOM plan is also limited by a small ephemeral stream known as Humbug Gully. Recent exploration has identified an opportunity to further progress the existing pit through this area, however some of the area remains classified as Inferred, and as a result, are not included in the current Reserves estimate.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 65. Moorvale Reserves Mining Sequence
The Moorvale Mine is approaching the limit of economic opencut reserves using long term forecast pricing. The current LOM plan completes the mining of the next Strip (Strip 10) as well as developing an area at the northern end of the pit which had been left to simplify operations around a significant fault (the Tanduay fault) in that area. Previous Reserve estimates included an additional 2 strips (to Strip 12) – while short term price improvements may see additional strips mined from the existing opencut, these have not been included in the current Reserves estimate.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

MDL3034
ML_70355
X Pit
Economic Coal not included in Reserves
Z Pit Nth
Economic Coal not included in Reserves
ML_70354
Year Mined
2022
2023
2024
2025
2026
2027
2028
Z Pit
Y Pit Nth
Y Pit
EPC 649
(CMJV Exploration Tenement)
LC Pit
Economic Coal not included in Reserves

Figure 66. Moorvale South Reserves Mining Sequence

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Moorvale South is currently under construction, with first coal mining planned in Q1 of 2022.
The current Reserve estimate consists of coal planned to be mined in the initial stages of the mine’s development. Additional mining from X Pit to the north requires conversion of the Mineral Development Lease (MDL 3034) to a Mining Lease and planning for this development remains at a conceptual level. Similarly, mining from LC Pit and Z Pit North requires the conversion of the Exploration Permit (EPC 649) to a Mining Lease, as well as the development of levees / diversions of North Creek and levees adjacent to the Isaac River. Although detailed plans have previously been developed to mine the part of LC Pit which is within the ML, the Reserves estimate has excluded this coal, as the current proposed development of this area is combined with the rest of the LC Pit, where planning remains at a conceptual level.
13.4.    Mining Equipment and Workforce
Peabody is utilizing the following mining equipment at CMJV. All major equipment required to deliver the plans supporting this Reserve estimate is currently controlled by the CMJV and is located at or near the mining properties.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Table 29. Mining Equipment
The CMJV workforce is made up of a combination of Residential, Drive-In Drive-Out (DIDO) and Fly-In Fly-Out (FIFO) workers, the majority of which are DIDO, travelling in from cities on the Central Queensland coast. The DIDO and FIFO workforce are accommodated at the CMJV controlled ‘Terowie Village’, which offers work-camp style accommodation with messing and recreation facilities. This workforce sourcing model has become quite common in Central Queensland, and there are several accommodation camps available near to the CMJV’s operations to house additional employees as required.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
14.    PROCESSING AND RECOVERY METHODS
14.1.    Introduction
The CMJV operates two separate Coal Handling and Processing Plants (CHPPs). The Coppabella CHPP is located in the south-western corner of the Coppabella Mining Leases and is used to process coal from those leases. The Moorvale CHPP is located in the centre of the Moorvale Mining Leases and is used to process coal from both Moorvale and, from 2022 and beyond, Moorvale South. These CHPPs use similar methods to process the raw coal feed into coal products. These processes are illustrated in the simplified flowsheets in Figure 67 and Figure 68 and described below.
14.2.    Coal Handling and Processing Plants
The CHPPs incorporate five key circuits for the treatment of the ROM coal, being:
    ROM circuit;
    dense medium circuit;
    spirals circuit;
    flotation circuit;
    and thickener circuit.
ROM circuit
ROM coal from the open cut pits at the CMJV Coal Mines is transported via internal haul roads for direct dumping to the ROM hopper, or rehandled from a main or satellite ROM pad to the dump hopper. A static grizzly prevents oversize lumps from entering the ROM bin. In some cases, where the ROM Coal includes significant volumes of intrusive material, ROM coal is pre-grizzled in the ROM stockpile yard area. The grizzly reject material will typically be rock from interburden or overburden dilution which will be trucked to active overburden dumps for burial.
ROM material is withdrawn from the ROM bin to a primary sizing crusher. The primary sizing crusher reduces the material to less than ~150mm and discharges to a conveyor that passes under a self-cleaning magnet before delivery to a secondary sizing crusher. The magnet removes any steel, such as components from ground engaging equipment, that may have contaminated the ROM coal. The secondary sizing crusher then reduces the material to a nominal size of less than 50mm. The crusher product is conveyed directly to the plant feed preparation wet screen.
At the plant feed preparation wet screen, the ROM coal is pulped with process water. The pulp is then de-slimed of particles less than 1.4mm. From the screen, particles less than 1.4mm are directed to classifying cyclones in the spirals circuit. Screen oversize, larger than 1.4mm, are directed to the dense medium circuit.
Dense medium circuit
Dense medium refers to the prepared medium containing magnetite which is mixed with the plant feed preparation wet screen ROM coal to enhance the separation of coal and reject. Material larger than 1.4mm received from the plant feed preparation wet screen is discharged to a mixing box, where the material will combine with the prepared medium. A controlled ratio of medium and coal is pumped at a constant pressure to a single dense medium cyclone for separation of reject.
The sinks, which contain reject, from the dense medium cyclone pass over a static panel and onto a "flat” drain and rinse screen for draining and rinsing for medium recovery and reuse, before discharging the remaining material to the rejects conveyor for addition to the codisposal tank.
Floats, which contain the separated coal, from the dense medium cyclone pass over a combination of static panel and drain and rinse screens before discharging via a vibrating basket centrifuge to the product conveyor. Dilute medium arising from the reject and product drain and rinse screens is pumped to counter current magnetic separators. The magnetic separators recover magnetite and any misplaced coal for return to the process.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Spirals circuit
Material less than 1.4mm, received from the plant feed preparation wet screen, is pumped as slurry to a cluster of classifying cyclones. The fine cyclone overflow material gravitates directly to the flotation cells. Cyclone underflow reports to sieve bends for further sizing. Sieve bend oversize is pumped to the spiral banks, while underflow is pumped to the flotation cells. Spiral product is dewatered by dewatering cyclone and combined with flotation circuit product for discharge to the product bin. Spiral rejects are dewatered by a dewatering cyclone and then discharged to the codisposal tank.
Flotation circuit
Flotation cells receive material from the classifying cyclone overflow and the sieve bend underflow. Air and reagents are injected into the flotation cells to create a froth in which the fine coal will be liberated. Collector reagent is added at a metered rate to the flotation feed and frother reagent injected as required. Reagents are automatically pumped into the flotation cells at a set dosage, the rate of which can be adjusted manually as required. Flotation concentrate from the cell gravitates to a froth breaking pump which feeds a concentrate filter feed tank. Product concentrate is pumped from an agitated surge tank to a high speed vacuum disc filter for dewatering. Filter cake discharges to the product conveyor for transfer to the product coal bin. Flotation circuit tailings are pumped to the thickener.
Thickener circuit
Reject tails received from the flotation circuit are combined with flocculent, which assists settling, and discharged to a thickener. Thickener overflow water is recycled to the CHPP via a process water pump for reuse in the preparation process. Thickener underflow is pumped to the codisposal tank where it is combined with the reject materials from the dense medium and spirals circuits.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

COPPABELLA CHPP-SIMPLIFIED PROCESS FLOWSHEET

ROM/ Raw Coal-Plant Feed
Coarse Coal Circuit
Fine Coal Circuit
Flotation Circuit
Mine to ROM Stockpile
Dump Bin Hopper
Feeder Breaker
Secondary Crusher
Tertiary Crusher
Plant Feed 800 tph
Desliming Screen
DMC Rejects 94 tph
DMC
Dense Medium Cyclone
DMC Product 483 tph
Drain & Rinse Screen
Drain & Rinse Screen
CM sump
Drained slurry
Correct Medium
Magnetic Separator
Magnetite Pit
DM sump
Rinsed slurry
Dilute Medium
DMC Rejects 94 tph
DMC Product 472 tph
Coarse Coal Centrifuge
CENTRIFUGE
DMC product 472 tph
Coarse Coal Product
Desliming Cyclone
Oflow
SPIRALS
Middlings
Spiral product 129 tph
Thickening Cyclone
Distribution Box
Fine Coal Centrifuge
Spiral product 77 tph
Spiral Product
Spiral Rejects 19 tph
Diesel Rate= 0.42L/dry tonne of coal @ 40% pump speed
DIESEL
MIBC Rate= 0.1 L/dry tonne of coal @ 40% pump speed
MIBC
Flot Feed Sump
Flot Tank 701
Flotation Feed 118 tph
Flotation Jameson Cell
recirculating stream
Thickener Oflow
THICKENER
Flocculent Circuit
recycled water to plant
Thickener Uflow 36 tph
Flotation Product
SCREEN BOWL
Flotation product 102 tph
Flotation Product
Flotation Rejects stream 36 tph
CV801 - 631 tph
81.4 % Yield
PRODUCT - PCI COAL
HIGH ASH 14% ash max
J - PRODUCT STOCKPILE
E- PRODUCT STOCK PILE
LOW ASH 8% ash max
Combined Rejects 149 tph
Codisposal Sump
Combined Rejects
Codisposal Dam
TLO BIN
Train Load out
9500 tonnes/Train
DB Coal Terminal
COAL VESSEL
Comments
(a) Nominal mass flow based on initial design
(b) Only the major items of the circuit are drawn

Figure 67. Coppabella Coal Handling and Loading Facilities Flowsheet.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

MOORVALE CHPP-SIMPLIFIED PROCESS FLOWSHEET
ROM/ Raw Coal-Plant Feed
Coarse Coal Circuit
Fine Coal Circuit
Flotation Circuit
Mine to ROM Stockpile
Dump Bin Hopper
Feeder Breaker
Secondary Crusher
Tertiary Crusher
Plant Feed 600 tph
Plant Feed-600 tph
Desliming Screen
DMC
DMC Rejects 65 tph
DMC Product 335 tph
Dense Medium Cyclone
Drain & Rinse Screen
Drain & Rinse Screen
CM sump
Correct Medium
Drained slurry
Drained slurry
Rinsed slurry
Rinsed slurry
Magnetic Separator
Magnetite Pit
DM sump
Dilute Medium
DMC Rejects 61 tph
DMC Product 340 tph
Coarse Coal Centrifuge
CENTRIFUGE
DMC product 335 tph
Coarse Coal Product
Desliming Cyclone
O/flow
Spirals
Middlings
Spiral product 116 tph
Sieve Bends
Sieve-U/size 40 tph
Sieve-O/size 83 tph
Fine Coal Centrifuge
FC-CENTRIFUGE
Spiral product 80 tph
Spiral Product
DIESEL
MIBC
Flotation Feed 147 tph
Flotation Rejects
DA Tank
Flotation Jameson Cell
THICKENER
Flocculent Circuit
Thickener O/flow
Recycled water to plant
Thickener U/flow 44 tph
Flotation Product 72 tph
SCREEN BOWL
Flotation product 66 tph
Flotation Product
Flotation Rejects stream 44 tph
Combined Rejects 120 tph
Codisposal Sump
Combined Reject
Codisposal Dam
Moorvale Coal Product Types
Main Types of Coal Products
Coking Coal
PCI Coal
Thermal Coal
TLO BIN
Train Load out
9600 tonnes/Train
COAL VESSEL

Figure 68. Moorvale Coal Handling and Loading Facilities Flowsheet.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Coal products from the CHPPs are conveyed to the product stockpiles according to the quality of the coal for subsequent reclaim and loading to trains.
The coal handling facilities at CMJV have been operational since each of the current mines started production, with upgrades made to allow for current production levels. The Coppabella facility has also had modifications to allow for high density medium which enables more efficient separation of some of the low ash, high density material from the Eastern part of the mine. Recently, both CHPPs have installed Somerset Solid Bowl Centrifuges, which capture a small amount of ultra-fine coal by further processing the discharge from the screen bowls at the end of the flotation circuit (Note: these recent additions are not featured on the process flowsheets shown above)
14.3.    Plant Yield
The various plies mined at the CMJV exhibit different washing characteristics. These characteristics are all modelled and washing decisions are based on this modelling, as well as the specific market requirements at the time.
The efficiency of the plants are monitored to ensure high levels of carbon recovery. The facilities allow the mine to make processing decisions that optimize the value of the coal depending on the current market conditions and available feedstock.
14.4.    Energy, Water, Process Material, Personnel Requirements
The coal handling facilities at the CMJV have been operational for many years at or above current production levels, which are not planned to be exceeded in the future.
The facilities are powered by existing power infrastructure, and water consumption is monitored and planned as part of the site Water Management strategy.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
15.    INFRASTRUCTURE
All Infrastructure required to mine coal at Coppabella and Moorvale is established, including access to power, water, roads, rail and port facilities. These sites also have well established office, warehouse and workshop facilities. Images of the centralised facilities at Coppabella and Moorvale are shown below.

Peabody

Coppabella Mine - Infrastructure

TYRE BAY
MINE RESCUE
OFFICES
SECURITY
WORKSHOP
STORES

0 50 100 200 300 400 500
Meters

1 centimeter = 50 meters

Figure 69. Coppabella Site Facilities

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)

Peabody

Moorvale Mine - Infrastructure

N
RESCUE SHED
LAYDOWN YARD
TYRE BAY
CAR PARK
FUEL BAY
SECURITY
WORKSHOP
PRESTART
MAINTENANCE OFFICE
TRAIN LOADOUT
RECEPTION
WHITEHOUSE
LV WORKSHOP
TECH SERVICES
CHPP

0 20 40 80 120 160 200 Meters

1 centimeter = 20 meters

Figure 70. Moorvale Site Facilities

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Moorvale South requires the establishment of a small field office and workshop area and well as site water management facilities. An overland pipeline, following the connecting haulroad to Moorvale will be used to bring water to the Moorvale South site, and may also be used to move excess water to storage facilities at Moorvale. All major equipment maintenance will be conducted at the Moorvale facilities, and all ROM coal will be hauled to Moorvale for processing. Coal processing waste will be co-disposed (mixture of coarse and fine refuse) at the dedicated Co-Disposal Area (CDA) at Moorvale, or deposited into the Moorvale pit.
Figure 71. Proposed Moorvale South Mining Infrastructure Area (MIA) Layout
Administration and Ancillary Buildings
As shown in Figure 69 and Figure 70, the CMJV has numerous administration buildings, workshops and warehouses located at each of the active mines, with plans to develop additional facilities at Moorvale South. Additional temporary ‘remote ready-line’ and crib (lunchroom) facilities are also utilized across the sites. These facilities are adequate to support expected production.
Fuel Storage
The CMJV has several Fuel storage facilities across operational areas. These are summarized below:
•Coppabella
o    Mining
    2 x 54kL Diesel Tanks
    2 x 55.8kL Diesel Tanks
    1 x 52kL Diesel Tank
    1 x 51.5kL Diesel Tank
    2 x 53.4kL Diesel Tank

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
    3 x 105kL Diesel Transtank
o    CHPP
    1 x 61.9kL Diesel Transtank for refuelling equipment
    1 x 16kL Diesel tank for use in CHPP process
o    Explosives Facility
    1 x 27kL Diesel Transtank
•Moorvale
o    Mining
    2 x 150kL Diesel Tanks
    2 x 50kL Diesel Tanks
o    CHPP
    1 x 56kL Diesel Tank for Stockpile Dozers
    1 x 15kL Diesel tank for use in CHPP process
•Moorvale South (under construction)
Explosive Storage
Explosive storage facilities are managed under contract by Dyno. The facilities and storage capacities relevant to the CMJV are:
•Coppabella Facility (on-site):
o    2 x 50t Ammonium Nitrate
o    4 x 90t Emulsion Phase
Figure 72. Coppabella Explosives Facility (on-lease)

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
•Moorvale Dyno Facility (located ~1km north of ML70290 lease boundary)
Figure 73. Moorvale Explosives facility (off lease)
•Moorvale South (under development) plans to include an on-site reload facility
Roads
Coppabella and Moorvale mines have established all required roads for off-highway trucks and light vehicles to support daily operations. There is enough equipment, such as dozers, graders, water trucks, to continue to maintain and relocate those roads as needed for the current mine plan.
As a project under development, Moorvale South’s road network is currently under construction.
Rail and Train Loadout
Coppabella and Moorvale both have installed Rail loops and loadouts (visible in Figures above) to load trains for product coal to be taken by rail to port facilities on the east coast. The CMJV maintains long term above and below rail contracts, as well as capacity agreements with Dalrymple Bay Coal Terminal (DBCT). Coal from Moorvale South will be handled through Moorvale’s CHPP and loadout facilities.
Coal Storages
Each of the CMJV mines maintain multiple coal stockpiles to facilitate blending and ensure efficient mining operations. Both Coppabella and Moorvale keep Run of Mine (ROM) stockpiles in yard storage areas near the CHPP feed hopper. Coppabella also has an additional ROM storage area located to the East of the workshops.
Product Stockpiles are located between the washplant and the train loadout, with coal placed by overhead conveyor structures, and withdrawn through recovery valves to be conveyed to the train loadout. Stockpile dozers are used to push coal to and from the valves when required in order to create additional stockpile capacity, or to maintain high recovery rates when loading trains.
Moorvale South will have an onsite ROM stockpile pad with coal planned to be rehandled and hauled overland to Moorvale.
Spoil Piles
The CMJV mines have numerous Overburden stockpiles as well as Topsoil stockpiles around the sites. The main purpose of the stockpiles is for the development of a new pit.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
The majority of these piles were placed strategically such that they do not have to be moved again, except in the cases where they are needed for final reclamation. An Out-of-Pit waste stockpile in advance of the main pit area at Coppabella is currently being removed, as it was originally placed on an area which was not planned to be mined. As prices have improved, this pile is now within the economic footprint of the mine.
Moorvale South will utilize Out-of-Pit stockpile capacity for initial overburden waste storage.
Topsoil piles may be placed strategically ahead of the pit or behind the pit in the backfill. These piles will be later excavated and placed on final graded ground.
Water Supply and Management
See Section 13.2.2.
Power Supply
Coppabella and Moorvale are connected to the Ergon grid via 66 kV powerlines. At Coppabella, an on-site reticulation network at 11kV has been established to distribute power to the CHPP and Mine Infrastructure Area, and beyond to shovel and dragline sub-stations. Moorvale’s power demand is centered around the CHPP and Mine Infrastructure Area.
Power for remote ready-lines are typically provided by small on-site diesel generators where required.
The Moorvale South facility will be powered initially by 2 x 250kVA diesel generators with additional back-up capability.
Camp and Accommodation
The main camp facility for the CMJV is the Terowie Village located adjacent to the Moorvale Mine. Additional accommodations are available at several camps and towns within a reasonable distance of the mines.
Figure 74. Terowie Village Location

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
16.    MARKET STUDIES
16.1.    Introduction
The pricing information used to establish coal reserves has been derived from 3rd party index price forecasts combined with historic and existing sales information, to determine appropriate forward pricing on a mine-by-mine and product-by-product basis. In general, these price forecasts are based on a thorough analytical process utilizing detailed supply and demand models, global economic indicators, projected foreign exchange rates, analyses of price relationships among various commodities, competing fuels analyses, projected steel demand, analyses of supplier costs and other variables.
16.2.    Product and Market
The CMJV mines supply a range of coal products into the Seaborne Metallurgical Coal Market. The majority of the coal sold by the CMJV is Low Volatile Pulverised Coal Injection (LV-PCI).
16.3.    Market Outlook
The Market Outlook for the PCI coal generated by the CMJV remains relatively strong for several reasons including:
•Basic Oxygen Furnace (BOF) steel production expected to be dependent on PCI coal to reduce carbon emissions over the new decade as PCI use can reduce CO2 emissions by up to 30% vs. 100% coke
•As well as decarbonization benefits, maximising PCI rates is best practice as it lowers steelmaker costs, improves steel output productivity and extends the life of capital-intensive coke ovens;
•India, the key driver of steel supply growth, has scope to increase PCI rates towards best practice demonstrated in Europe, North Asia;
•Significant sunk investment in PCI utilization technologies favour PCI coal as Blast Furnace (BF) fuel source;
•Ageing coke ovens in North Asia limiting both integrated and merchant supply of coke, increasing demand for BF alternative fuels such as PCI;
•Lower cost producers only face the threat of demand depletion from new technologies as new market entrants are unlikely due to limited availability of greenfield resources
Blended with Coppabella PCI, both Moorvale and Moorvale South PCI is acceptable as a LV PCI, but otherwise would be considered a mid-volatile, higher ash PCI.
The CMJV also generates a Weak Coking Coal (WCC) product from Moorvale and, with the development of Moorvale South, will also commence supply of a Semi-Hard Coking Coal (SHCC) product.
The demand for SHCC and WCC is mainly driven by the need/ desire to reduce the cost of the coke oven blend. Coke makers tend to seek coals like these once they have a blend of coals for the coke ovens that will produce a coke strength and or yield greater than required by the blast furnace. Traditional slot ovens will make coke of hot and cold strength that is more than is needed by most blast furnaces, if they use all PHCC and T2 HCC. A blend of all PHCC and T2 HCC would also be very expensive. Hence, they introduce as much SHCC, WCC or SSCC as they can to reach the coke cold and hot strength required by the BF.
Coke ovens with pre-treatment, particularly stamp charging, can use predominantly SHCC and WCC, with just very small proportions of HCC or PHCC. Many of the new steel plants and merchant coke plants built recently, and being planned, in India, have stamp charged coke ovens.
This represents good demand growth for SHCC and WCC. The Moorvale South SHCC product provides coke makers with a cheap high yielding coking coal that degrades rank much less, making it a better value proposition.
Should these market segments undergo unforeseen changes that reduces competition in the PCI sector, the Moorvale South WCC could easily be redirected to the mid vol PCI sector if the CSN is under 3, and ash under 10.5%. Alternatively, depending on Coppabella quality and

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
quantity available, it could be blended with Coppabella coal and supplied into the low vol PCI sector.
16.4.    Material Contracts
Consistent with general coal mining industry in Australia, Peabody maintains a number of supply agreements for various required elements of their operations, including for fuel, electricity, tyres and equipment supply and maintenance. It also has commitments with Port and Rail service and infrastructure providers to enable its products to be brought to market.
In terms of sales, the CMJV has no long-term Coal Supply Agreements but have remained a consistent supplier to several key customers over many years.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
17.    ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT
17.1.    Environment Studies
All the CMJV sites have gone through an environmental and social impact assessment and a consultation process to obtain their permits to mine. To support these assessments comprehensive baseline studies of the local ecosystems, biodiversity, geology, soils, surface water, groundwater, land uses, heritage and other relevant site-specific studies have been conducted.
The CMJV complex is located in Central Queensland, within an established grazing, farming and coal mining region and is close to major infrastructure.
The region is in a sub-tropical climatic zone, which is characterized by high summer temperatures, warm dry winters and a distinct wet and dry season.
The regional landscape is characterized by a mosaic of cleared land, natural grasslands and savannah woodlands. Landscape connectivity in the region is predominantly provided by extant vegetation occurring along riparian corridors of waterway and river systems. These corridors provide wildlife movement opportunities.
At a catchment scale, the CMJV complex falls within a sub catchment of the Fitzroy Basin, which includes the major tributaries of the Isaac, Connors and Comet Rivers. At local scale there are several waterways and tributaries located within the CMJV complex area and its vicinity.
Topography for most of the area generally consists of undulating low rises with occasional hill features.
Groundwater resources are closely associated with the coal seams, and the shallow alluvium located along watercourses. Given the limited extent and depth of the alluvium, and the poor quality of the Tertiary and Permian aquifers, groundwater use in the vicinity of the CMJV complex is limited.
The CMJV sites have environmental management strategies in place to minimize environmental impacts and provide the strategic context for environmental management for each environmental value. At corporate level
Requirements and plans for waste and tailings disposal, site monitoring, water management during operations and after mine closure and mine closure include:
•Waste Management Plan (including Coal Waste Disposal);
•Water Management Plan (including a Site Water Balance)
•Erosion and Sediment Control Plan;
•Rehabilitation Management Plan;
•Mine Closure Plan; and
•Environmental Monitoring Program (including Surface Water and Groundwater monitoring).
17.2.    Permitting
As of December 31, 2021, all required licenses and permits are in place for all current activities being conducted at the CMJV sites. These have been previously summarized in Table 1.
17.3.    Social and Community Impact
The CMJV sites also have Cultural Heritage Management Plans and other agreements in place with the Traditional Owners of the land and Compensation Agreements with the directly affected landholders.
The CMJV is an active contributor to the local community, making regular donations to local charities and events and whenever possible procuring locally.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
The CMJV has a range of communication methods in place which enables it to share information with the local community. These methods include:
•Site open days
•Phone calls and meetings with landholders
•Meetings with the Traditional Owners
•Meetings with the Isaac Regional Council
•The Peabody Energy website - https://www.peabodyenergy.com and
•Ad hoc Community Newsletters
The CMJV sites all have a Complaint Response Protocol to respond to all community concerns. Complaints and meetings with stakeholder are logged in the consultation management system, Consultation Manager.
17.4.    Mine Reclamation and Closure
Mine reclamation is a vital part of the mining life cycle and the CMJV sites aim to commence restoration of the landscape as soon as land becomes available to create a safe, stable, non-polluting and sustainable landform that benefits generations to follow. Reclamation is undertaken on a progressive basis with consultation between the environmental, technical services and production teams. In any given year, land reclamation activities can vary due to production needs, mine development, weather conditions, or other unforeseen factors.
As part of each CMJV sites’ annual financial reporting obligations, a review of Asset Retirement Obligations (ARO) is required to be undertaken. This review estimates the cost of reclaiming the active parts of the mine, including works to remove mine infrastructure and otherwise meet the statutory relinquishment requirements for each mine. The estimate also includes allowances for ‘post-closure’ costs such as required monitoring, completion surveys, project management etc.

The current estimate for Asset Retirement Obligation at the CMJV is summarized below (in AUD):

	Coppabella	Moorvale and Moorvale South
Support Areas	$64m	$49m
Closure Costs	$22m	$23m
Ongoing Areas	$6m	$2m
TOTAL COSTS	$92m	$74m
Table 30. Asset Retirement Obligation Cost Summary
These estimates are captured in the Financial Models supporting the Reserve estimates.
In November 2018, the Queensland parliament passed into law the Mineral and Energy Resources (Financial Provisioning) Act (also known as MERFP). As a result of this law, all active mine sites are required to develop and submit for approval a Progressive Rehabilitation and Closure Plan (PRCP). Peabody has agreed a schedule to deliver these plans to the relevant authority by mid-2024.
The main purposes of the PRC plan are to:
•require the holder of an Environmental Authority (EA) to plan for how and where activities will be carried out on land in a way that maximises the progressive rehabilitation of the land to a stable condition
•provide for the condition to which the holder must rehabilitate the land before the EA may be surrendered.
The EP Act requires that all areas disturbed within the relevant mining tenure must be rehabilitated to a Post-Mining Land Use (PMLU) or managed as a Non-Use Management Area (NUMA). Any undisturbed land within the relevant mining tenure must also be identified as a PMLU. NUMAs will only be considered appropriate where justified.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
A PRC plan will consist of two parts:
1.    Rehabilitation Planning part
2.    PRCP schedule.
The Rehabilitation Planning part of the PRC plan must include the information as described below. The purpose of this section is to provide evidence and justification to support the development of the proposed PRCP schedule.

The content requirements for the Rehabilitation Planning part include, but are not limited to:
•general information about the site and operation
•information about community consultation
•analysis and justification of PMLUs and NUMAs
•justification of timeframes for land being available for rehabilitation and available for improvement
•details of the rehabilitation methodologies and techniques that will be used to develop rehabilitation milestones and management milestones and supporting documentation.
The PRCP schedule is approved by the administering authority and will include maps of final rehabilitation and closure outcomes for the site and tables of time-based milestones for achieving each PMLU and/or NUMA. The PRCP schedule consists of the following:
•rehabilitation and management milestones
•milestone criteria
•identification of PMLUs or NUMAs
•when land becomes available for rehabilitation and available for improvement
•rehabilitation areas and improvement areas
•milestone completion dates.
The administering authority may impose conditions on the approval that it considers necessary or desirable. The PRCP schedule operates separately to the EA. The EA authorises the carrying out of an environmentally relevant activity (ERA) and includes conditions to avoid, mitigate, or manage environmental harm that could occur during an activity. The PRCP schedule contains milestones and conditions that relate to the completion of progressive rehabilitation and mine closure. Both the EA and the PRCP schedule apply to the entire life of the mining activities, irrespective of when the underlying tenure expires.
17.5.    Comments from Qualified Person(s)
In the opinion of the Qualified Person, the current approach to matters of environmental compliance, permitting and community impacts generally is sound, and doesn’t present any current concerns with respect to the reporting of Resources or Reserves.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
18.    CAPITAL AND OPERATING COSTS
18.1.    Introduction
The CMJV is an active operation with a long operating history at the two established mines of Coppabella and Moorvale. The LOM mine plans and financial models for these mines, as well as the emerging pit development at Moorvale South, have been developed and updated on a regular basis. The projected coal and waste volumes, and product quality are developed from detailed mine plans. The manpower requirements, operating costs and capital are estimated from the historic data and future mine plan requirements on regular basis.
18.2.    Operating Costs
The cost estimates used to establish coal reserves are generally estimated according to internal processes that project future costs based on historical costs and expected future trends. The estimated costs include mining, processing, transportation, royalty, add-on tax and other mining-related costs. Peabody’s estimated mining costs reflect projected changes in prices of consumable commodities (mainly diesel fuel, and explosives), labor costs, geological and mining conditions, targeted product qualities and other mining-related costs. Estimates for other sales-related costs (mainly transportation, royalty and add-on tax) are based on contractual prices or fixed rates.
Operating costs are projected based on historical operating costs and adjusted based on projected changes in staffing, hours worked, production, and productivity for mining areas in the LOM Plan. The LOM Plan operating cost projections are shown in the following charts:
Figure 75. Operating Cost Profile - Coppabella

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Figure 76. Operating Cost Profile - Moorvale (inc Mvl Sth)
These operating cost estimates are based on a substantial operating history, contain no contigency and are in the accuracy range of + - 15%.
18.3.    Capital Expenditures
CMJV will require capital expenditures to deliver the plans as described. The capital expenditures in real AUD are shown in following table. The capital expenditures have been projected based on mining equipment and infrastructure requirements, with pricing based on current costs.
NOTE: The capital profile shown is only that required to deliver the quantities associated with the declared Reserves in this report. Additional capital is planned to be spent to facilitate further development of Resources, particularly at Coppabella and Moorvale South, as well as equipment and component capital associated with these expected life extension areas.
Figure 77. CMJV Capital Spend Profile
These capital cost estimates are based on a substantial operating history, contain no contigency and are in the accuracy range of + - 15%.
19.    ECONOMIC ANALYSIS

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
19.1.    Macro Economic Assumptions
As part of the Life of Mine Financial Modelling process, several economic assumptions are determined internally within Peabody’s Corporate group. Key assumptions used for the current modelling are:
Inflation:         From 2022-2026    2.1%
            Beyond 2026        2.5%
(Note: multiple inflation rates are developed for different cost inputs – the values presented above represent averages of modelled inflation)
Royalties/Levys:    Queensland Royalty on Coal
                7-12.5% of Revenue (sliding scale described in Figure 10)
Other standard government levies (including Research Levy) are included.
Tax:            Australian Corporate Tax of 30%
Discount Rate:    10%
AUD:USD FX Rate:    2022             0.77
            2023 and beyond    0.73
Coal Prices:
Modelled Coal pricing is based on quality adjusted benchmark prices for the various products planned to be produced from each of the sites. Average Moorvale / MVS pricing is expected to be higher than Coppabella, due to a high percentage of Semi Hard Coking Coal expected to be produced from this site. Average Coppabella pricing is expected to be close to Broker Consensus LV PCI pricing as this coal represents the benchmark for that product.
Figure 78. Projected Coal Prices compared to Broker Consensus
19.2.    Cash Flow Model
The key results of the Financial Modelling are displayed below, with a summary of annual (undiscounted) cash flows, along with the economic viability metric of NPV at different discount

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
factors. Other economic measures such as IRR and Payback Period are of limited informative value due to the low capital required in an operating mine with strong cashflows.
Table 31. Coppabella LOM Projected Cashflow
Table 32. Moorvale LOM Projected Cashflow
Table 33. Coppabella Value Metrics
Table 34. Moorvale Value Metrics
These results show that CMJV exhibits strong projected cashflows throughout its planned life, which contribute to a high NPV10.
19.3.    Sensitivity Analysis
A high-level sensitivity analysis of the impact of changes in Sales Price, Cost, Productivity and Capital has been completed in the Financial Model. Sensitivity to product grade has not been completed, but this would have a similar effect to price, or productivity in the event that yield is modified to maintain product specs. The results of this analysis are shown below. This analysis demonstrates the project value to be relatively robust, with positive NPVs reported across the range of values assessed. Of the parameters tested, Moorvale generates negative value only if costs are increased by ~$15/t or productivity drops by ~10%.
Table 35. Coppabella Financial Model Sensitivity

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
Table 36. Moorvale Financial Model Sensitivity

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
20.    ADJACENT PROPERTIES
The CMJV operations tenements (identified in the following Figure) are located within a belt of existing mines and exploration leases.
Coppabella Mine Leases abut a South Walker Creek Mine Lease (ML70131) to the east and several CMJV owned MDL’s (shaded green) in the north, south and west.
The Moorvale Mine Leases are similarly encompassed by CMJV EPC’s (shaded blue) and MDL’s with only the southwest corner laying adjacent to MDL495, which is owned by another JV that Peabody has a majority interest in.
Moorvale South has the CMJV’s EPC649 on it’s north, east and southern flanks, with EPC830 and EPC1949 to the west belonging to other coal companies.
The CMJV also owns 2 Mining Leases to the East of Moorvale / Moorvale South that are associated with the Codrilla Project – these are not included within this report.
Figure 79. Adjacent Mining Tenements
No information from adjacent properties has been used in the preparation of this Resource and Reserve estimate.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
21.    OTHER RELEVANT DATA AND INFORMATION
Peabody reports greenhouse gas emissions from the CMJV mines according to the requirements of the National Greenhouse and Energy Reporting Act 2007. Fugitive gas emissions released from the mining of coal are reported based on a model developed in accordance with Method 1, utilizing state-based default methane emissions factors established by the Clean Energy Regulator. The CMJV mines have established baseline emissions under the safeguard mechanism, and are not anticipating any additional costs associated with exceedance of emissions targets with its current plans.

There is no additional relevant information or data to be discussed.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
22.    INTERPRETATION AND CONCLUSIONS
The ability of Peabody, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors primarily include site-specific geological conditions, the capabilities of management and mine personnel, level of success in acquiring reserves and surface properties, coal sales prices and market conditions, environmental issues, securing permits and bonds, and developing and operating mines in a safe and efficient manner. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company.
Coal mining is carried out in an environment where not all events are predictable. While an effective management team can identify known risks and take measures to manage and/or mitigate these risks, there is still the possibility of unexpected and unpredictable events occurring. It is not possible therefore to totally remove all risks or state with certainty that an event that may have a material impact on the operation of a coal mine will not occur.
22.1.    Geology and Resources
It is the opinion of the Qualified Person that the exploration data reviewed for the CMJV is sufficient to reasonably interpret the geology of the area and to construct geological and coal quality models.
The Qualified Person has reviewed the available studies and geological data on file for CMJV and has the opinion that the exploration and geological work is thorough and conforms to reasonable standards. The results of the exploration and its interpretation have been consistent over time, lending confidence to the conclusions that have been reached. These include the following bulleted items.
    The geological models reasonably represent the drill hole and other data provided and are a reasonable interpretation of that data. The models are sufficient for use as the basis of Resource and Reserve estimates.
    Coal sampling procedures, sample preparation; sample analysis and sample security procedures are adequate, within industry standards and sufficient to ensure representative sampling results.
    Based on a review of historic performance and the forward projections the projected coal preparation plant yields are reasonable.
Further exploration programs will continue to add further understanding and confidence of the resources within the deposits of the CMJV.
22.2.    Mining and Reserves
The CMJV operations of Coppabella and Moorvale have a solid operating history and a well developed understanding of the geology in order to determine Coal Resource and Reserve estimates and projected economic viability. The developing project of Moorvale South has been subjected to sufficient study to warrant it’s development. The data has been determined by the Qualified Persons to be adequate in quantity and reliability to support the Coal Resource and Reserve estimates in this Technical Report Summary.
The Coal Reserve estimates are 24.4 million marketable (product) tonnes of surface mineable Reserves, at the CMJV. These Reserves are economically mineable based on the historical mining, mine projections, historical and projected thermal coal sales prices, historical and projected operating costs, and capital expenditure projections for the Mine Plan developed for this Reserve Statement.
22.3.    Environmental, Permitting and Social Considerations
As of December 31, 2021, all required licenses and permits are in place for all activities at the operation of the CMJV.
Many of these permits require regular monitoring, reporting, and renewals – these activities are a normal undertaking in the business of mining within Queensland, AUSTRALIA.
Land reclamation is a vital part of the mining life cycle that is integrated with the mining process. The CMJV management is committed to being compliant with the Company’s Environmental

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
policy and take responsibility for the environment, benefit our communities and restore the land for generations that follow. The historic performance on the reclamation activities and the projected future reclamation costs are supportive of the Reserve estimates at the CMJV.
22.4.    Economic Analysis
The coal reserve estimates are supported by the Mine plans that have been prepared to be compliant with the requirements of Regulation S-K 1300.
These plans mine the defined Reserves within a 7 year period, during which time the combined operations are projected to produce 24 million tonnes of product with a total cost of $3,340 million and a capital expenditure of $108 million. The plan will produce $450 million in positive total cash flow and ~$358 million Net Present Value (NPV).

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
23.    RECOMMENDATIONS
23.1.    Geology and Resources
It is recommended that appropriate actions are undertaken to convert Inferred Resources in advance of mining at Coppabella to at least an Indicated level. Subsequent transfer of these Resources to Reserves is highly likely.
Future exploration work is required to further define the geological structure and coal quality of the resource areas at the Moorvale South deposit, with particular emphasis on defining the presence and effects of intrusives on the proportion of weak coking coal vs PCI coal products.
Figure 80. Drilling Component of Proposed Forward Work Program at Coppabella mine(LCU resource classifications underlaid)
23.2.    Mining Processing and Reserves
The following recommendations are made with respect to Reserves:
    Continue study works to facilitate the continuation of Coppabella mining into the north-eastern area of the mining leases (the ‘Humbug Gully’ area).
    With increasing depths of the Moorvale deposit challenging the economics of continued Opencut mining, continue to evaluate opportunities to develop the remaining Resources at Moorvale through Underground mining methods.
    Continue study work on additional Moorvale South Resources. Additional conversion to Reserves is highly likely, but subject to completion of Pre-Feasibility studies.
23.3.    Environmental, Permitting and Social Considerations
With recent legislation changes in Queensland, all mine sites are required to submit Progressive Rehabilitation and Closure Plans over the course of the next two years. As these plans are developed, it is recommended that the potential impact on current and future Reserve estimates is assessed against the commitments required by these documents.
23.4.    Economic Analysis
The ability of Peabody, or any coal company, to achieve production and financial projections is dependent on numerous factors. These factors primarily include site-specific geological

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
conditions, increasing strip ratio, the capabilities of management and mine personnel, level of success in acquiring reserves and surface properties, coal sales prices and market conditions, environmental issues, securing permit renewals and bonds, and developing and operating mines in a safe and efficient manner. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining company. It is recommended that those factors should be assessed regularly according to the Company’s internal control and material changes are to be reflected in the future reserve estimates.

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
24.    REFERENCES
Australian Guidelines, Australian Guidelines for Estimating and Reporting of Inventory Coal, Coal Resources and Coal Reserves, Coalfields Geology Council of NSW and the Queensland Mining Council, March 2003
Bertoli, O., Paul, A., Casley, Z. and Dunn, D., 2013. Geostatistical Drillhole Spacing Analysis for Coal Resource Classification in the Bowen Basin, Queensland. International Journal of Coal Geology, 112, pp.107-113.
KPMG, Coal Price and FX Market Forecasts September/October 2021
O’Brien, Meyers & Cameron, Standardised washability through advances in borecore data unification, Bowen Basin Symposium 2010.
Preston K.B. and Sanders R.H., 1993. Estimating the In Situ Relative Density of Coal. Australian Coal Geology. Volume 9.
Sliwa R., Esterle J., Phillips l. & Wilson S. R. 2017. Rangal Supermodel 2015: The Rangal-Baralaba-Bandanna Coal Measures in the Bowen and Galilee Basins. The Australian Coal Industry Research Program, ACARP Report C22028, 74.
Wilson, 2017. Controls On Sediment Distribution in the Late Permian Rangal Coal Measures Of The Nebo Synclinorium. Thesis submitted for the Degree of Master of Philosophy at the University Of Queensland
SEC, Modernization of Property Disclosures for Mining Registrants, Oct 2018
Sliwa, R., 2019. Northern Bowen Basin Structural Review, Coppabella North – Mulgrave – Mungara Structural Interpretation. Integrated Geoscience Pty Ltd.
Websites:
Drill Hole Spacing Analysis (DHSA):
https://www.geologicalinsights.com.au/wp-content/uploads/2017/11/williams_etal_BBGG_2015.pdf
ASTM Standards: https://www.astm.org/BOOKSTORE/BOS/0506.htm
Vulcan Software: https://www.maptek.com/products/vulcan/
Australasian Joint Ore Reserves Committee (JORC) JORC: Mineral Resources and Ore Reserves
National Association of Testing Authorities, Australia (NATA) National Association of Testing Authorities, Australia - Home (nata.com.au)
GeoResGlobe (Qld Government): https://georesglobe.information.qld.gov.au/

TECHNICAL REPORT SUMMARY COPPABELLA-MOORVALE JOINT VENTURE (CMJV)
25.    RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT
This technical report summary has been prepared by Qualified Persons who are employees of the registrant. In their specific areas of expertise, these Qualified persons have contributed to the appropriate sections of this report. These Qualified Persons have also relied on the information provided by the Company for property control, marketing, material contracts, environmental studies, permitting and macro-economic assumptions as stated in Section 3.2, Section 16, Section 17, and Section 19. As the mines have been in operation for many years, the Company has considerable experience in those areas. The Qualified Persons have taken all appropriate steps, in their professional opinion, to ensure that the above information from the Company is sound.